PROSPECTUS	Filed pursuant to Rule 424(b)(1) Registration No. 333-115823

2,505,000 Shares

Given Imaging Ltd.
Ordinary Shares

      Given Imaging is selling 1,500,000 ordinary shares and Given Imaging shareholders are selling 1,005,000 ordinary shares.

      The ordinary shares are quoted on the Nasdaq National Market and trade on the Tel Aviv Stock Exchange under the symbol “GIVN.” On June 17, 2004, the last sale price of the ordinary shares as reported on the Nasdaq National Market was $32.20 per share.

      Investing in the ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 8 of this prospectus.

	Per Share	Total
Public offering price	$32.00	$80,160,000
Underwriting discount	$1.92	$4,809,600
Proceeds, before expenses, to Given Imaging	$30.08	$45,120,000
Proceeds, before expenses, to the selling shareholders	$30.08	$30,230,400

      The underwriters may also purchase up to an additional 375,750 ordinary shares from the selling shareholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The shares will be ready for delivery on or about June 23, 2004.

Joint Book-Running Managers

Merrill Lynch & Co.	Citigroup

CIBC World Markets	Wells Fargo Securities, LLC

The date of this prospectus is June 17, 2004.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

[THIS PAGE INTENTIONALLY LEFT BLANK]

PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus. Before you decide to invest in our ordinary shares, you should carefully read the entire prospectus and the documents incorporated by reference, including the section entitled “Risk Factors” and our consolidated financial statements and the related notes.

Given Imaging Ltd.

      We develop, manufacture and market innovative diagnostic products for disorders of the gastrointestinal tract. We pioneered capsule endoscopy, a proprietary approach to visual examination of the gastrointestinal tract through the use of a miniaturized video camera contained in a disposable capsule. The capsule is easily ingested by the patient and moves naturally through the gastrointestinal tract without discomfort to the patient while wirelessly transmitting high quality color images and data to a portable recorder. We believe that capsule endoscopy provides a patient-friendly solution that addresses a significant market opportunity and overcomes many of the shortcomings of traditional diagnostic tools for gastrointestinal disorders. In the third quarter of 2001, we commenced marketing the Given System, our capsule endoscopy platform, with a capsule for diagnosis of disorders of the small bowel, or small intestine. As of March 31, 2004, we had an installed base of 1,771 Given Systems and had sold more than 100,000 disposable capsules in over 50 countries worldwide. We recently developed an additional capsule for use with the Given System for diagnosis of disorders of the esophagus. In May 2004, we formed a strategic marketing and sales alliance with Ethicon Endo-Surgery, Inc., a Johnson & Johnson company, to market this capsule following clearance from the U.S. Food and Drug Administration, or FDA.

      The Given System is designed to be administered on an outpatient basis and consists of three principal components:

•	a disposable capsule, called the M2A capsule, that wirelessly transmits color images and data;

•	a portable data recorder with an array of sensors; and

•	a computer workstation equipped with our proprietary RAPID software.

      After a patient swallows the M2A capsule, it moves naturally through the gastrointestinal tract without causing discomfort to the patient while transmitting multiple images per second to the portable data recorder. After transmission ceases, the recorder is connected to a computer workstation for uploading, processing and visualization of the images and data captured during the test using our proprietary RAPID software.

      To date, we have developed M2A capsules designed for the diagnosis of disorders in two parts of the gastrointestinal tract, the small bowel and the esophagus:

•	M2A Small Bowel Capsule—Our initial capsule for the Given System was the M2A Small Bowel Capsule for diagnosis of disorders of the small intestine. At its launch in 2001, it was primarily used for the diagnosis of suspected bleeding of the small intestine. Today, we believe that the M2A Small Bowel Capsule is increasingly being used for the diagnosis of other disorders of the small intestine, including suspected Crohn's disease. To date, all of our capsule sales were of the M2A Small Bowel Capsule.

•	M2A Esophageal Capsule—We have developed the M2A Esophageal Capsule for diagnosis of esophageal disorders, such as gastro-esophageal reflux disease, or GERD, and are currently seeking FDA clearance for this capsule. We have granted exclusive marketing rights to Ethicon Endo-Surgery, a Johnson & Johnson company, to market the M2A Esophageal Capsule. We currently expect to release the M2A Esophageal Capsule before the end of this year following clearance from the FDA.

      We are also developing additional imaging capsules to expand capsule endoscopy to other parts of the gastrointestinal tract, such as the stomach and colon.

      To facilitate the use of the M2A Small Bowel Capsule for patients who may have intestinal obstructions or strictures, in November 2003 we launched in Europe our Patency Capsule and system, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract. We have begun conducting clinical trials for the Patency Capsule and system in the United States and, if results are favorable, we plan to pursue FDA clearance.

      We seek to increase the utilization of the Given System and capsule sales by various means, including sponsoring clinical trials to demonstrate the clinical and economic benefits of the M2A capsule for diagnosis of a range of disorders of the gastrointestinal tract, as well as by educating the gastrointestinal community of these and other benefits of the Given System. As a result of these clinical trials and our educational efforts, third party payors, particularly in the United States, are increasingly issuing reimbursement coverage policies for capsule endoscopy, providing coverage of the Given System not only for intestinal bleeding but also for broader indications, such as suspected Crohn's disease. For example, in November 2003, Blue Cross and Blue Shield Association's Medical Advisory Panel determined that capsule endoscopy meets the Associations' Technology Evaluation Center's criteria for the initial diagnosis of patients with suspected Crohn's disease following inconclusive conventional diagnostic tests. In part through these efforts, average U.S. weekly capsule utilization per installed Given System workstation has increased from 0.87 in the first quarter of 2003 to 1.15 in the first quarter of 2004. Similarly, revenues generated through capsule sales in the United States, which provide us with a recurring source of revenue, have increased from 55% of our total revenues in the first quarter of 2003 to 69% of our total revenues in the first quarter of 2004.

Our Market Opportunity

      The gastrointestinal tract, which consists of the mouth, esophagus, stomach, small intestine and colon, is susceptible to a variety of disorders. According to the American Gastroenterological Association, or AGA, in 2001 there were approximately 30 million physician office visits in the United States due to various gastrointestinal symptoms. The Center for Medicare and Medicaid Services reported that in 2002, Medicare covered more than 5.5 million endoscopic and 2.0 million radiological procedures in the United States to examine the gastrointestinal tract, which represents only a portion of the total endoscopic and radiological procedures performed in the United States to diagnose gastrointestinal disorders.

•	Small Intestine Disorders. According to AGA data, approximately 19 million Americans suffer from various disorders of the small intestine, including bleeding, Crohn's disease, celiac disease, chronic diarrhea, irritable bowel syndrome and small bowel cancer. Based on SMG Marketing Group research, it is estimated that more than one million diagnostic procedures to examine the small intestine were performed in 2001. Prior to the development of capsule endoscopy, there was no convenient and effective method for visualizing the interior of the entire small intestine.

•	Esophagus Disorders. GERD is the frequent backward flow, or reflux, of stomach contents into the esophagus due to an improperly functioning valve between the stomach and esophagus. Stomach acid, enzymes and bile irritate the esophagus and cause a wide range of symptoms and complications, most commonly persistent, severe heartburn and chest pain. According to AGA data, an estimated 61 million Americans suffer from heartburn at least once a month and there are approximately 9 million physician office visits each year diagnosing GERD. If left untreated, GERD can lead to ulceration of the esophagus, respiratory problems or esophageal cancer. It is estimated that approximately 10% to 15% of patients with GERD symptoms have Barrett's esophagus, a pre-cancerous condition with an associated risk for esophageal cancer. In the United States alone, according to the American Cancer Society, there are expected to be approximately 14,250 new cases of esophageal cancer in 2004.

Limitations of Traditional Diagnostic Methods for Gastrointestinal Disorders

      The most common current methods for diagnosis of gastrointestinal disorders are traditional endoscopy and radiological imaging.

•	Traditional Endoscopy. Traditional endoscopy involves the insertion of a flexible tube with an optical system into either the mouth or anus. While a traditional endoscope can perform both diagnostic and limited treatment functions, many patients are reluctant to undergo diagnosis using traditional endoscopic procedures due to the pain and discomfort associated with the procedure. Patients undergoing an endoscopic procedure must remain in the physician's clinic or hospital during the procedure, which requires sedation due to the pain and discomfort, rendering the patient inactive for several hours following the procedure. Potential complications of traditional endoscopic procedures include difficulty in breathing while the tube is inserted into the mouth, perforation or tearing of the gastrointestinal wall, vomiting, abdominal swelling, sore throat and diarrhea and post-procedural infection resulting from inadequate disinfection of endoscopes. In addition, traditional endoscopy generally does not enable the physician to view more than the first one-third of the small intestine, due to the length and curvature of the small intestine.

•	Radiological Imaging. Radiological imaging involves producing a series of black and white x-ray images of the lumen, or cavity, of the small intestine. During a radiological imaging examination, the patient swallows a contrast medium, which is a dense liquid that coats the internal organs and makes them appear on x-ray film. Radiological imaging is uncomfortable for patients as the contrast mediums (such as barium) have unpleasant chalky tastes, and the imaging process sometimes involves the insertion of a tube into the body through the mouth, nose or anus. In addition, this type of imaging poses increased risk of exposure to ionizing radiation for the patient. Moreover, radiological imaging does not provide a detailed view of the soft tissue, or mucosa, of the gastrointestinal tract or clear visualization of ulcerations or flat malignant lesions. Radiological imaging also has difficulty detecting smaller-sized lesions, as well as strictures, which are three dimensional phenomena that are not easily detected using a two-dimensional image.

The Advantages of the Given System

      We believe that the Given System represents a fundamentally new approach to visual examination of the gastrointestinal tract and overcomes many of the shortcomings of existing procedures by offering the following benefits:

•	allows high quality color visualization of the digestive tract, including images of the entire small intestine;

•	enables a patient-friendly procedure with an easily ingested capsule, requiring no sedation, insufflation, patient preparation, or harmful x-ray radiation exposure;

•	improves diagnostic yields in detecting small intestine disorders and based on initial clinical trials provides comparable diagnostic yields in detecting esophageal disorders;

•	allows administration on an outpatient basis with a brief visit to the physician's clinic or hospital;

•	provides direct visualization of mucosa, ulcerations and small lesions, which otherwise might go undetected;

•	offers a cost-effective diagnostic tool to health care providers; and

•	provides convenient digital reporting, storage and viewing capabilities for physicians, at a time and location of their choosing.

Our Strategy

      Our goal is to be the premier company worldwide for diagnostics of the gastrointestinal tract and to establish the Given System as the first line standard of care for the diagnosis of disorders in the gastrointestinal tract. In order to accomplish this objective, we plan to:

•	develop additional capsules to address all parts of the gastrointestinal tract;

•	grow our installed base of Given Systems and increase capsule usage rates;

•	continue to pursue reimbursement for existing and new indications, and for use of the Given System as a primary diagnostic tool;

•	enhance the features and functionality of our products; and

•	strengthen our intellectual property portfolio.

Recent Developments

      Strategic Marketing and Sales Alliance with Ethicon Endo-Surgery

      On May 11, 2004, we entered into an exclusive sales representation and co-promotion agreement with Ethicon Endo-Surgery, a Johnson & Johnson company. InScope, a business division of Ethicon Endo-Surgery established to market products to the gastroenterology market, has exclusive rights to market our M2A Esophageal Capsule following clearance from the FDA. We currently expect to release the M2A Esophageal Capsule before the end of this year following clearance from the FDA. Under the agreement, we retain responsibility for regulatory approvals, manufacturing, supply chain management, order invoicing and processing, collections and technical support for the M2A Esophageal Capsule. We retain sole ownership of the intellectual property associated with the Given System, the M2A capsule and any future innovations that we make. InScope is responsible for sales, marketing and promotion, as well as efforts to establish reimbursement policies for the M2A Esophageal Capsule. InScope will collaborate with us to expand the installed base of the Given System, which is our platform for the M2A Esophageal Capsule, the M2A Small Bowel Capsule and other capsules which we are developing.

      Under the terms of the agreement, we will receive a milestone payment of up to $10 million upon FDA clearance of the M2A Esophageal Capsule and may receive additional payments of up to $40 million by February 2007, contingent on performance criteria applicable to both parties. We will pay InScope a commission for all sales of workstations, portable data recorders and M2A Esophageal Capsules. Subject to achieving specified minimum sales targets and meeting certain conditions, the exclusive term of the agreement will continue for up to 11 years followed by a four-year co-exclusive transition period with us. The alliance initially is worldwide, excluding Japan. Territories other than the United States may subsequently be excluded if InScope so elects by the end of 2004, or if the parties have not agreed to commercial terms relating to such territories by the end of March 2005.

      We believe that, by collaborating with a leading healthcare company, we will significantly improve our ability to market and grow our installed base, increase sales of M2A capsules and reduce the risks inherent in launching a new product targeted at a different area of the gastrointestinal tract. As a result of the agreement, we will benefit from double the number of sales representatives marketing our products in the United States. In addition, we believe that the alliance with Ethicon Endo-Surgery will lead to broader acceptance of the Given System among gastroenterologists, as well as primary care physicians who refer patients with GERD symptoms to gastroenterologists.

      Developments in Reimbursement of Capsule Endoscopy

      We estimate that as of March 31, 2004, reimbursement for the Given System was available worldwide to approximately 221 million people, of whom approximately 163 million are located in the United States. While initial reimbursement policies for usage of the Given System covered only diagnosis of suspected small intestinal bleeding, since the first quarter of 2003, third party payors are increasingly issuing policies covering diagnosis of suspected Crohn's disease. The number of people with reimbursement coverage for Crohn's disease has increased from 48 million as of March 31, 2003 to 94 million as of December 31, 2003. Nearly all of the reimbursement policies currently in effect require that a previous procedure, such as endoscopy or radiology, be performed prior to using the Given System. Effective January 1, 2004, the U.S. national average global fee paid by Medicare for capsule endoscopy procedures in a physician's office was increased 20% to $928 and the U.S. national average professional fee for hospital outpatient procedures was increased 69% to $184. The national average payment to the hospital for facilities and supplies also increased to $650, reflecting a 4% increase. We believe that the availability of reimbursement for expanded indications and reimbursement levels are significant factors affecting overall sales of Given Systems and usage rates for the M2A capsule.

      We were incorporated under the laws of the State of Israel in January 1998. Our address is 13 Ha'Yetzira Street, Yoqneam 20692, Israel. Our telephone number at that location is (011) 972-4-909-7777. Our website address is www.givenimaging.com. The information on our website does not constitute part of this prospectus.

THE OFFERING

Ordinary shares offered:
By Given Imaging	1,500,000 shares
By the selling shareholders	1,005,000 shares
Ordinary shares outstanding after the offering	27,325,085 shares
Use of proceeds	We estimate that our net proceeds from this offering will be approximately $44.1 million. We intend to use these net proceeds to fund business growth and expansion, provide additional working capital and for general corporate purposes. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.
Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.
Nasdaq National Market and Tel Aviv Stock Exchange symbol	GIVN

      The number of ordinary shares outstanding after the offering:

•	is based on 25,788,088 ordinary shares outstanding as of June 16, 2004;

•	includes 36,997 ordinary shares to be issued immediately prior to the closing of this offering upon the exercise of options by Gavriel Meron, our President and Chief Executive Officer, and a selling shareholder; and

•	excludes 5,164,888 shares reserved for issuance under our stock option plans as of June 16, 2004, of which options to purchase 3,984,771 shares at a weighted average exercise price of $10.26 have been granted, and options to purchase 9,056 ordinary shares which have been granted to an affiliate and a consultant.

      Unless otherwise indicated, the information in this prospectus assumes that the underwriters' overallotment option to purchase ordinary shares from the selling shareholders is not exercised.

      In this prospectus, all references to “U.S. dollars,” “dollars” or “$” are to U.S. dollars and all references to “NIS” or “shekels,” are to New Israeli Shekels.

      The GIVEN design, GIVEN, M2A, ORDERWIN, ORDER WHEN I NEED, RAPID, M2A CAPSULE, M2A IMAGING CAPSULE and FINGERS HOLDING A CAPSULE design appearing in this prospectus are our registered trademarks in the United States and are either registered, pending or used in other jurisdictions. All other registered trademarks appearing in this prospectus are owned by their holders.

Summary Consolidated Financial Data

      The following table presents summary consolidated financial data derived from our consolidated financial statements. You should read this data together with the sections of this prospectus entitled “Selected Consolidated Financial Data,” “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,			Three months ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
	(dollars in thousands, except per share data)

Statements of Operations Data:
Revenues	$4,733	$28,904	$40,539	$8,629	$12,751
Cost of revenues	2,476	11,907	13,551	2,827	3,736

Gross profit	2,257	16,997	26,988	5,802	9,015
Total operating expenses	(21,678)	(36,039)	(37,850)	(9,721)	(9,848)

Operating loss	(19,421)	(19,042)	(10,862)	(3,919)	(833)

Net loss	$(18,657)	$(18,310)	$(9,609)	$(3,623)	$(585)

Basic and diluted loss per ordinary share(1)	$(1.60)	$(0.73)	$(0.38)	$(0.14)	$(0.02)

Weighted average number of ordinary shares outstanding used in basic and diluted loss per ordinary share calculation(1)	12,879,369	25,182,563	25,493,073	25,375,513	25,694,571

Operating Data (unaudited):
Installed base of Given Systems(2)	224	1,018	1,640	1,176	1,771
Number of capsules sold	3,640	26,342	51,437	10,246	18,963
Percentage of revenues from capsule sales	29%	38%	56%	52%	68%

(1)	See Notes 1L and 10 of the notes to our audited consolidated financial statements appearing elsewhere in this prospectus for an explanation of the number of shares used in computing per share data.
(2)	Includes systems provided in connection with clinical trials which represented 40 systems of the installed base of 1,771 systems as of March 31, 2004.

      Unaudited consolidated balance sheet data as of March 31, 2004 is presented on an actual basis and on an as adjusted basis to give effect to the sale by us of 1,500,000 ordinary shares in this offering and the receipt by us of approximately $44.1 million in estimated net proceeds, after deducting the underwriting discount and estimated offering expenses.

	As of March 31, 2004
	Actual	As adjusted
	(unaudited) (in thousands)

Balance Sheet Data:
Cash and cash equivalents	$25,340	$69,460
Working capital	35,123	79,243
Total assets	55,960	100,080
Total long-term liabilities	1,290	1,290
Total liabilities	9,326	9,326
Accumulated deficit	(59,220)	(59,220)
Total shareholders' equity	44,897	89,017

RISK FACTORS

      Investing in our ordinary shares involves a high degree of risk. Before purchasing our ordinary shares, you should carefully consider the risks described below in addition to the other information in this prospectus. Our business, results of operations and financial condition may be materially and adversely affected due to any of the following risks. The trading price of our ordinary shares could decline due to any of these risks, and you could lose all or part of your investment.

Risks Related to our Business

If we are unable to achieve broader penetration of the Given System among gastroenterologists, we will not be able to maintain our current growth rate.

      Our principal product is the Given System, consisting of an M2A capsule, related data recorder and computer workstation. As of March 31, 2004, we had an installed base of 1,771 Given Systems worldwide. We believe that the majority of our sales of the Given System to date were to physicians receptive to new technologies. In order for our revenues to continue to grow we must increase our installed base of Given Systems among other physicians who may be less inclined to adopt new technologies. Our success in making sales of the Given System to these physicians depends on a number of factors. First, we must demonstrate that the Given System is clinically-effective and cost-effective in diagnosing a range of disorders of the gastrointestinal tract, and we must inform and educate both physicians and the third-party payors responsible for providing reimbursement coverage about the clinical and economic benefits of using the Given System. Second, we must broaden the indications for which the use of the Given System is reimbursed, expand the number of lives with such reimbursement coverage and educate healthcare providers as to the clinical and economic benefits of using the Given System for such broader indications so that they are encouraged to adopt the Given System. Although some third-party payors already provide reimbursement for broader indications, such as suspected Crohn's disease, most third-party payors cover the Given System's use only for diagnosing suspected small intestinal bleeding, and only after a previous procedure, such as endoscopy or radiology, has been performed. If we are unable to increase reimbursement for expanded indications and as a primary diagnostic tool, and convince more physicians to adopt the Given System, future penetration of the Given System among gastroenterologists may not be sufficient to maintain our current growth rate.

If we are unable to increase M2A capsule usage rates among gastroenterologists, we will not be able to maintain our current growth rate.

      Substantially all of our revenue growth has resulted from increased sales of M2A capsules. Sales of M2A capsules contributed $1.4 million, or 28.7%, of our revenues in 2001, $10.9 million, or 37.7%, in 2002, $22.9 million, or 56.4%, in 2003 and $8.7 million, or 68.3%, in the first quarter of 2004. While growth in the installed base of workstations is one factor that contributes to growth in sales of M2A capsules, another factor is the number of capsules that are used during a given time period on each Given System, which we refer to as the usage rate. The usage rate per system during the last three years has varied slightly but has generally been approximately one M2A capsule per system per week in the United States and between 0.6 to 0.7 M2A capsules per system per week globally (including the United States). In the first quarter of 2004, the usage rate per system was 1.15 M2A capsules per week in the United States and 0.83 M2A capsules per week worldwide (including the United States). We are seeking to increase the usage rate by a number of methods, including attaining reimbursement coverage for broader indications, educating physicians regarding the clinical benefits of the Given System and reducing the viewing time required for each examination. Increasing the usage rate of the M2A capsule by our customers is key to attracting new customers to purchase and use the Given System. If we are unable to increase the usage rate of M2A capsules, we may not be able to generate the revenues necessary to maintain our growth.

We have a history of losses, may incur future losses and may be unable to achieve long-term profitability.

      We were formed in 1998 and recorded our initial sales of the Given System in the third quarter of 2001. We have incurred losses each year since our inception and as of March 31, 2004, had accumulated losses of $59.2 million. We have significant operating expenses, particularly those associated with operating our direct sales and marketing operations in the United States, Germany and France. We must continue to increase our revenues from sales of the Given System and M2A capsules in the future in order to achieve and maintain our profitability. If we fail to do so, we may incur future losses and may be unable to achieve long-term profitability, which may adversely affect our share price.

We currently depend on the Given System and the M2A Small Bowel Capsule for substantially all of our revenues and if we are unable to manufacture, market or sell the Given System or the M2A Small Bowel Capsule, our financial condition and results of operations would be materially adversely affected.

      In 2001, we commenced sales of the Given System and the M2A Small Bowel Capsule. Sales of the Given System and M2A Small Bowel Capsule reorders currently account for substantially all of our revenues. In November 2003, we launched our Patency System in Europe, which allows physicians to confirm free passage in a patient's gastrointestinal tract by detecting obstructions or strictures. We have begun clinical trials for the Patency System in the United States and, if results are favorable, we will pursue FDA clearance. We recently developed an additional capsule, the M2A Esophageal Capsule, for use with the Given System for diagnosis of disorders in the esophagus, which is pending clearance from the FDA. Nevertheless, we expect that sales of the Given System and M2A Small Bowel Capsule reorders will account for substantially all of our revenues in the immediate future. As a result, if we are unable to manufacture, market or sell the Given System and the M2A Small Bowel Capsule our financial condition and results of operations would be materially adversely affected.

If we are unable to expand reimbursement coverage from third-party healthcare payors for procedures using the Given System, or if reimbursement is insufficient to cover the costs of purchasing or using the Given System when compared to alternative procedures, demand for the Given System may not continue to grow.

      Demand for the Given System depends in part on the eligibility of the Given System for reimbursement through government-sponsored healthcare payment systems and private third-party payors. In general, the process of obtaining reimbursement coverage approvals has been slower outside of the United States. Reimbursement practices vary significantly from country to country and within some countries, by region, and we must obtain reimbursement approvals on a country-by-country or region-by-region basis. We may not be able to obtain further approvals in a timely manner or at all. To date, the public healthcare systems in Austria, Denmark, Sweden, Switzerland and Portugal have approved budgets for capsule endoscopy procedures performed in public hospitals, providing coverage for the entire populations of approximately 39.5 million people of those countries. In Australia, reimbursement has been approved for procedures performed in public hospitals, providing coverage for approximately 19 million Australian citizens. Given Imaging K.K. has conducted clinical trials and has submitted the results to the Japanese Ministry of Health, Labor and Welfare for the purpose of obtaining clearance to market the Given System in Japan. In the United States, a Current Procedural Terminology, or CPT, code is generally necessary to facilitate claims for reimbursement. In October 2003, the American Medical Association assigned a permanent CPT code specific to capsule endoscopy. However, the assignment of the CPT code does not require either Medicare carriers or private payors to cover capsule endoscopy. In addition, nearly all of the reimbursement policies currently in effect in the United States require that a previous procedure, such as endoscopy or radiology, be performed prior to using the Given System. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for procedures using the Given System, or if reimbursement is insufficient to cover the costs of purchasing or using our product or does not adequately compensate physicians and health care providers compared to the other procedures they offer, we may be unable to generate sufficient sales to continue to grow.

Our future growth depends in part on our ability to market the Given System for a variety of disorders of the small intestine.

      The first coverage policies for usage of the Given System covered only diagnosis of suspected bleeding in the small intestine, which represents a small part of the total population with suspected disorders of the gastrointestinal tract. In order to achieve sustained long-term growth we must successfully market the Given System for diagnosis of a variety of disorders of the small intestine with high prevalence. Use of the Given System is highly dependent on the availability of third party reimbursement. In 2003, three Medicare carriers and five private payors, with a total insured population of more than 31 million, began covering capsule endoscopy also for suspected Crohn's disease. In addition, in November 2003, Blue Cross and Blue Shield Association's Medical Advisory Panel determined that capsule endoscopy meets the Association's Technology Evaluation Center's criteria for the initial diagnosis of patients with suspected Crohn's disease following inconclusive conventional diagnostic tests, and a number of Blue Cross Blue Shield local carriers have issued policies adopting this determination. The total insured population in the United States covered for capsule endoscopy for Crohn's disease is currently approximately 70 million people. Our ability to further expand the use of the Given System depends substantially on our ability to demonstrate to additional governmental and private third-party payors the diagnostic and cost-effectiveness of the Given System for other disorders of the small intestine. If third-party payors do not accept our data as supporting coverage and reimbursement for the detection of other disorders of the small intestine, our ability to sell the Given System for the detection of these disorders would be harmed and our growth would be adversely affected.

Our future growth also depends in part on our ability to introduce capsule endoscopes for use in other parts of the gastrointestinal tract.

      Our current capsule endoscope, the M2A Small Bowel Capsule, is used to detect disorders in the small intestine. Our objective is to expand the use of the Given System by developing and introducing new capsules for visualizing other parts of the gastrointestinal tract, including the esophagus, the stomach and the colon. There can be no assurance of widespread market acceptance of new capsule endoscopes as superior to existing technologies for detection of abnormalities in other parts of the gastrointestinal tract or that we will succeed in marketing and selling capsules for use in other parts of the gastrointestinal tract. We recently developed an additional capsule endoscope, the M2A Esophageal Capsule, for use with the Given System for detection of disorders in the esophagus. We will be required to obtain FDA clearance in the United States and other regulatory approvals outside of the United States before commercially distributing the M2A Esophageal Capsule, or any other capsule endoscope, for use in other parts of the gastrointestinal tract. This regulatory processes can be lengthy and expensive and we cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, and to obtain reimbursement coverage for use of the Given System in other parts of the gastrointestinal tract, we will be required to conduct additional clinical trials to demonstrate the diagnostic and cost-effectiveness of the Given System. If future clinical trials indicate that the Given System is not as clinically or cost-effective in these parts of the gastrointestinal tract as current methods, or that it causes unexpected complications or other unforeseen negative effects, we may not obtain regulatory clearance to market and sell the Given System for use in other parts of the gastrointestinal tract or obtain reimbursement coverage, and our growth would be adversely affected.

Changes in healthcare system policies may make it difficult for physicians, hospitals and other healthcare providers to obtain full reimbursement for the purchase of, and procedures using, the Given System, which could adversely affect demand for the Given System.

      Many healthcare payors have adopted a managed care system in which they contract to provide comprehensive healthcare for a fixed cost per person, irrespective of the amount of care actually provided. Therefore, the amount of reimbursement provided may not be sufficient to encourage physicians to purchase or utilize the Given System. We are unable to predict what changes will be made in the reimbursement policies of third-party payors. We could be adversely affected by changes in reimbursement policies of governmental or private healthcare payors to the extent any such changes affect reimbursement amounts or methods for procedures in which the Given System is used.

Because of the importance of our patent portfolio to our business, we may lose market share to our competitors if we fail to protect our intellectual property rights.

      Protection of our patent portfolio is key to our future success. We rely on patent protection, as well as a combination of copyright, trade secret, design and trademark laws, nondisclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our patents may be challenged, invalidated or circumvented by third parties. Our patent applications also may not issue as patents in a form that will be advantageous to us or at all. Our patents and applications cover particular aspects of our products and technology. There may be more effective technologies, designs or methods. If the most effective method is not covered by our patents or applications and our competitors are able to commercialize products using these methods, it could have an adverse effect on our sales. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by former employees. The laws of foreign countries also may not protect our intellectual property rights to the same extent as the laws of the United States. Even if we adequately protect our intellectual property rights, litigation may be necessary to enforce these rights, which could result in substantial costs to us and a substantial diversion of management attention. If we do not adequately protect our intellectual property, our competitors or other parties could use the intellectual property that we have developed to enhance their products or make products similar to ours and compete more efficiently with us, which could result in a decrease in our market share.

Because the medical device industry is litigious, we are susceptible to intellectual property suits that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our products.

      There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Patent infringement involves complex legal and factual issues, the determination of which is often uncertain. While we have attempted to ensure that the Given System does not infringe other parties' patents and proprietary rights, our competitors or other parties may assert that our product and the methods it employs may be covered by patents held by them. For additional information, see “Business—Legal Proceedings.” In addition, because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents which our product may infringe. If our products infringe a valid patent, we could be prevented from selling them unless we can obtain a license or redesign the product to avoid infringement. A license may not always be available or may require us to pay substantial royalties. We also may not be successful in any attempt to redesign our product to avoid any infringement. Infringement and other intellectual property claims, regardless of merit or ultimate outcome, can be expensive and time-consuming to litigate and can divert management's attention from our core business.

We face competition from large, well-established manufacturers of existing technologies for detecting gastrointestinal disorders, as well as from gastrointestinal products in general which compete for the limited capital expenditure budgets of customers.

      We consider the current competition for the Given System to be existing technologies for detecting gastrointestinal disorders and diseases. Existing technologies include traditional endoscopy and radiological imaging. The principal manufacturers of gastrointestinal endoscopes are Olympus Corporation, Pentax Corporation and Fuji Photo Optical Co., Ltd. The principal manufacturers of equipment for radiological imaging are General Electric Medical Systems, Siemens Medical Solutions (a division of Siemens AG), Philips Medical Systems Ltd., Toshiba Corporation,

Shimadzu Corporation and Trex Medical Corporation for x-ray machinery. These companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for medical instruments to physicians. If we are unable to convince physicians to adopt the Given System over the current technologies marketed by our competitors, our results of operations will suffer. We are aware of research and development efforts by some of these companies and other individuals and companies to develop imaging capsules or other less invasive imaging techniques that may be competitive with the Given System. In addition, a government-funded consortium in South Korea has announced that it has developed and animal-tested a wireless imaging capsule. In addition to competition from products performing similar clinical functions to the Given System, there is also competition for the limited capital expenditure budgets of customers. Another capital equipment item for gastroenterology that is priced similarly to our system may compete with our system for the same hospital capital budget, which is typically limited, and therefore the potential purchaser may be required to choose between the two items of capital equipment. If we are unable to market the Given System more effectively than other products which could be purchased using the same budget as the Given System, we may be unable to maintain our current growth rate.

We will be required to increase manufacturing quantities of the Given System and could encounter manufacturing problems or delays that could result in lost revenue.

      We manufacture the M2A Small Bowel Capsules using two semi-automatic production lines installed at our manufacturing facilities in Yoqneam, Israel. Our semi-automatic production lines have a combined capacity to manufacture approximately 350,000 M2A Small Bowel Capsules per year. However, if demand for the M2A Small Bowel Capsule continues to grow we may have to manufacture M2A Small Bowel Capsules in quantities exceeding our current manufacturing capacity. We have installed a backup semi-automatic production line for the M2A Small Bowel Capsule at the facilities of Pemstar, Inc. in Ireland. We intend initially to operate a new semi-automatic production line for the M2A Esophageal Capsule, which we currently expect will be ready for operations in the third quarter of 2004. We also plan to install a backup semi-automatic production line for the M2A Esophageal Capsule at Pemstar's facilities in Ireland. In addition, we may order from Pemstar one or more additional production lines for installation either at our facilities or Pemstar's facilities. Installation of production lines at Pemstar's facilities in Ireland is subject to approval from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. We may be unable to establish or maintain reliable, high-volume manufacturing capacity and may encounter difficulties in scaling up production of M2A capsules. If demand for the Given System exceeds our manufacturing capacity, we could develop a substantial backlog of customer orders and our ability to generate revenues will be limited and our reputation in the marketplace may be harmed.

We are subject to extensive regulation by the FDA which could restrict the sale and marketing of the Given System and could cause us to incur significant costs.

      FDA regulations prohibit us from promoting or advertising the Given System, or any other devices that the FDA may clear in the future, for uses not within the scope of our clearances or making unsupported safety and effectiveness claims. Currently, the Given System has been cleared by the FDA for the detection of abnormalities of the small intestine. These determinations can be subjective, and the FDA may disagree with our promotional claims. Noncompliance with applicable regulatory requirements can result in enforcement action which may include recalling products, ceasing product marketing, paying significant fines and penalties, and similar FDA actions which could limit product sales, delay or halt product shipment, delay new product clearance or approval, and materially adversely affect our financial condition and results of operations. Unanticipated changes in existing regulatory requirements or adoption of new requirements could materially adversely affect our business, financial condition and results of operations.

      The FDA also requires us to adhere to the Quality System Regulation, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging and shipping of the Given System. The FDA enforces the Quality System Regulation through inspections. Our quality system has passed three audits pursuant to the Medical Devices Directive of the European Union, the International Standard Organization's standard ISO 9001:2000 and ISO 13485:1996, a quality standard setting forth requirements for medical device manufacturers that are more specific than the general requirements specified in ISO 9001. While these quality standards contain requirements which are generally similar to the Quality System Regulation required by the FDA, we have never been through a Quality System Regulation inspection by the FDA and cannot assure you that we would pass. If we fail a Quality System Regulation inspection, our operations could be disrupted and our manufacturing delayed. Failure to take adequate corrective action in response to a Quality System Regulation inspection could force a shutdown of our manufacturing operations and a recall of the Given System, which would have a material adverse effect on our product sales, financial condition and results of operations.

If we or our distributors do not obtain and maintain the necessary regulatory approvals in a specific country or region, we will not be able to market and sell the Given System in that country or region.

      In addition to the United States, Germany, France, Australia and Israel, where we market and sell the Given System directly with our own direct sales and marketing organizations, we sell the Given System in more than 50 other countries. To be able to market and sell the Given System in a specific country or region, we or our distributors must comply with the regulations of that country or region. While the regulations of some countries do not impose barriers to marketing and selling the Given System or only require notification, others require that we or our distributors obtain the approval of a specified regulatory body. These regulations, including the requirements for approvals, and the time required for regulatory review vary from country to country. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals in each country or region in which we plan to market our products. If we modify the Given System, we or our distributors may need to apply for new regulatory approvals before we are permitted to sell it. We may not continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations in a particular country or region, we will no longer be able to sell our products in that country or region, and our ability to generate revenues will be materially adversely affected.

Our failure to comply with radio frequency regulations in a specific country or region could impair our ability to commercially distribute and market the Given System in that country or region.

      The Given System includes a wireless radio frequency transmitter and receiver and is therefore subject to equipment authorization requirements in a number of countries and regions. In the United States, the Federal Communications Commission, or FCC, requires advance clearance of all radio frequency devices before they can be sold or marketed in the United States. The FCC granted our equipment certification application for the Given System in March 2001 based on the current system design and specifications. Any modifications to the Given System may require new or further FCC approval before we are permitted to market and sell a modified system, and it could take several months to obtain any necessary FCC approval.

      In Europe, the frequency range in which the Given System operates is subject to technical standards for radio frequency use developed by the Short Range Device Maintenance Group of the European Conference of Postal and Telecommunications Administrations. In February 2002, the Short Range Device Maintenance Group modified the technical standards for the specific radio frequency that the Given System uses to redefine the period of time during which any device can operate continuously in that frequency, known as the “duty cycle.” This change permits the Given System to transmit for more than 10% of the time that it is in operation, which is necessary for the Given System to function. On March 19, 2004, the Electronic Communications Commission of the European Conference of Postal and Telecommunications Administration adopted this technical standard as a decision. The Short Range Device Maintenance Group standards and European Conference of Postal and Telecommunications Administrations decisions generally are not legally binding, and must be implemented into national laws by European governments to become binding. As of February 3, 2004, records of the European Conference of Postal and Telecommunications Administrations indicate that only two European governments, Italy and Poland, have indicated that they will not implement the new technical standards for the duty cycle. Prior to the implementation of the new technical standards change described above or if the technical standards are not implemented in a timely manner, we will seek to obtain waivers or separate authorizations to operate our system in each individual European country, either in advance or if our compliance with spectrum requirements is questioned. If those countries do not implement the technical standards, or we are unable to receive such a waiver or a separate authorization or to redesign our transmitter to operate on a radio frequency that is not subject to a limit on the duty cycle, an enforcement action could be brought to prevent the sale or use of the Given System in these countries. Any such action could have a material adverse effect on our financial condition and results of operations.

Some of our activities may subject us to risks under federal and state laws prohibiting “kickbacks” and false or fraudulent claims.

      A federal law commonly known as the Medicare/Medicaid anti-kickback law, and several similar state laws, prohibit payments that are intended to induce physicians or others either to refer patients or to acquire or arrange for or recommend the acquisition of health care products or services. While the federal law applies only to referrals, products or services for which payment may be made by a federal health care program, state laws often apply regardless of whether federal funds may be involved. These laws constrain the sales, marketing and other promotional activities of manufacturers of medical devices, such as us, by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians, and other potential purchasers of medical devices. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, or are for items or services that were not provided as claimed. Since we provide some coding and billing advice to purchasers of our products, and since we cannot be sure that the government will regard any billing errors that may be made as inadvertent, these laws are potentially applicable to us. Anti-kickback and false claims laws prescribe civil and criminal penalties for noncompliance that can be substantial. Even an unsuccessful challenge could cause adverse publicity and be costly to respond to, and thus could have a material adverse effect on our business, results of operations and financial condition.

We have experienced rapid growth and our failure to manage this growth could harm our business.

      Our revenues have grown rapidly and we face significant challenges and risks in building and managing our sales and marketing team, including managing geographically dispersed sales efforts and hiring and adequately training our sales people in the use and benefits of the Given System. To succeed in the implementation of our business strategy and maintain our growth, our management team must diligently plan and rapidly execute our sales and marketing strategy, while continuing our research and development, regulatory, clinical and manufacturing activities, as well as manage our continued growth by implementing effective planning. If we are unable to effectively plan, manage and execute these efforts, our business may be harmed.

We rely on local distributors to market and distribute the Given System in most of the territories in which we sell it.

      With the exception of Australia, France, Germany, Israel and the United States, we rely on distributors for the marketing and distribution of the Given System. Under our agreements with local distributors, each distributor is granted the right to market the Given System for an initial period of approximately three years in a particular country or region, subject to the attainment of minimum sales targets. In 2003, we extended the initial term of some of our distributors by an additional two years, subject to updated minimum sales commitments. The distributor is required to prepare and submit to us for our approval a sales plan for the Given System and to obtain the requisite regulatory and reimbursement approvals for the Given System. Our success in generating sales in countries or regions where we have engaged local distributors depends in part on the efforts of others whom we do not control. In 2003, we derived $7.3 million, or 18%, of our revenues from sales to local distributors, compared to $8.7 million, or 30%, from sales to local distributors in 2002. To date, we have changed a small number of our distributors due to a failure to meet minimum sales targets. If a distributor is terminated by us or goes out of business, it may take us a period of time to locate an alternative distributor and to train its personnel to market the Given System and our ability to sell the Given System in that distributor's country or region could be adversely affected.

      We will rely on InScope, a business division of Ethicon Endo-Surgery, a Johnson & Johnson company, to which we have granted exclusive marketing rights, to market the M2A Esophageal Capsule following clearance from the FDA. The alliance initially is worldwide, excluding Japan. Territories other than the United States may subsequently be excluded if InScope so elects by the end of 2004, or if the parties have not agreed to commercial terms relating to such territories by the end of March 2005. Subject to achieving certain minimum sales targets and meeting certain conditions, the exclusive term of the agreement will continue for up to 11 years followed by a four-year co-exclusive transition period with us. InScope is permitted to terminate the agreement if we do not receive FDA clearance for the M2A Esophageal Capsule before July 1, 2005, or if reimbursement for the M2A Esophageal Capsule is not acceptable to it, in which latter case we are permitted to keep any milestone payments made to us prior to termination. In addition, after the fifth year of the agreement, InScope is permitted to terminate the agreement upon payment of a termination fee to us. If InScope does not perform under the agreement as we anticipate or terminates the agreement, our ability to commercialize the M2A Esophageal Capsule would be adversely affected.

Our reliance on single source suppliers could harm our ability to meet demand for the Given System in a timely manner or within budget.

      We depend on single source suppliers for some of the components necessary for the production of the Given System. Specifically, Micron Technology, Inc., through its Micron Imaging Group and other wholly-owned subsidiaries, is currently the sole supplier of the imaging sensor and the packaging for the sensor, and Asicom Technologies is currently the sole supplier of the transmitter that is integrated into the M2A capsule. We are, however, transitioning the supply of the transmitter to another supplier, Zarlink Semiconductor, and we expect that Zarlink Semiconductor will fulfill substantially all of our future needs for transmitters. If the supply of these components is disrupted or terminated, or if these suppliers are unable to supply the quantities of components that we require, we may not be able to find alternative sources for these key components. As a result, we may be unable to meet demand for our products, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. If we are required to change the manufacturer of any of these key components of the Given System, there may be a significant delay in locating a suitable alternative manufacturer. Additionally, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could delay our ability to manufacture our product in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of our product ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable another supplier to manufacture the component. The occurrence of any of these events could harm our ability to meet demand for the Given System in a timely manner or within budget.

If we lose our key personnel or are unable to attract and retain additional personnel, our business and ability to compete will be harmed.

      We are dependent on the principal members of our management and scientific staff. In order to implement our business strategy, we will need to keep our key personnel with expertise in research and development, clinical testing, government regulation, manufacturing, sales, marketing and finance. Our product development plans depend in part on our ability to retain engineers with expertise in a variety of technical fields. The loss of a number of these persons or our inability to attract and retain qualified personnel could harm our business and our ability to compete.

Our international operations will expose us to the risk of fluctuations in currency exchange rates.

      In 2003, we derived 70% of our revenues in U.S. dollars and 28% in the Euro. In the first quarter of 2004, we derived 73% of our revenues in U.S. dollars and 24% in the Euro. The currency denomination of our revenues depends on the location of the customer or the distributor used to fulfill our customers' orders. Conversely, in 2003, in addition to our U.S. dollar and Euro-denominated liabilities, 23% of our expenses were denominated in New Israeli Shekels, or shekels. Our shekel-denominated liabilities consist principally of salaries and related personnel expenses. We anticipate that for the foreseeable future a material portion of our liabilities will continue to be denominated in shekels. If the value of a currency in which our receivables are denominated devalues against the value of a currency in which our liabilities are denominated, there will be a negative impact on our profit margin for sales of the Given System. Our 2003 revenues and expenses were not hedged against our currency exposure through financial instruments. In addition, if we wish to maintain the dollar-denominated value of our product in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment. In addition, as of March 31, 2004, 13.6% of our cash and cash equivalents were denominated in Yen and we are therefore subject to the risk of exchange rate fluctuations between the Yen, the dollar and the Euro.

The use of the Given System, including ingestion of the M2A capsule, could result in product liability claims that could be expensive, damage our reputation and harm our business.

      Our business exposes us to an inherent risk of potential product liability claims related to the manufacturing, marketing and sale of medical devices. The medical device industry has historically been litigious, and we face financial exposure to product liability claims if the use of our product were to cause or contribute to injury or death, whether by aggravating existing patient symptoms or otherwise. There is also the possibility that defects in the design or manufacture of the Given System might necessitate a product recall. Although we maintain product liability insurance for the Given System, the coverage limits of these policies may not be adequate to cover future claims. Particularly as sales of the Given System increase, we may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage against potential liabilities. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our financial condition and results of operations. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to us and a substantial diversion of management attention.

We may need to raise additional capital in the future and may be unable to do so on acceptable terms. This could limit our ability to grow and carry out our business plan.

      We believe that the net proceeds from this offering, together with our cash reserves and cash from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the foreseeable future. However, if, in the future, cash generated from operations is insufficient to satisfy our liquidity requirements, or if our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate, we may need to raise additional funds. We may also need to raise additional funds, or may seek to take advantage of any capital raising opportunities, to finance expansion plans, develop or acquire new products or technologies, enhance our existing product or respond to competitive pressures. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all, which could limit our ability to grow and carry out our business plan, or that any such additional financing, if raised through the issuance of equity securities, will not be dilutive to our existing shareholders.

Our management has broad discretion relating to the use of the proceeds from the offering and may apply the proceeds to uses that will not benefit shareholders.

      We intend to use the net proceeds from the offering to fund business growth and expansion, and for working capital and general corporate purposes. We may fund additional research and development projects, increase our sales and marketing activities or expand our operations through acquisitions. Currently, there is no specific allocation for these net proceeds, and our management retains the right to utilize the net proceeds as it determines. Management may not be able to use the proceeds to effectively continue the growth of our business.

Risks Related to this Offering and Our Ordinary Shares

Our quarterly financial performance is likely to vary in the future and may not meet our guidance or the expectations of analysts or investors. These and other factors may lead to additional volatility in our share price.

      Our ordinary shares commenced trading on the Nasdaq National Market in October 2001 and on the Tel Aviv Stock Exchange in March 2004. The closing price of our shares has ranged from $6.65 to $38.51 per share on the Nasdaq National Market and NIS 139.20 to NIS 181.00 on the Tel Aviv Stock Exchange. The price of our shares could fluctuate significantly for, among other things, the following reasons: future announcements concerning us or our competitors; changes in third-party reimbursement practices; regulatory developments; and new clinical or economic data regarding our current or future products. Also, adverse publicity concerning our products can have an adverse impact on our reputation and the trading price of our shares. For example, on May 20, 2004, an Israeli newspaper reported that an Israeli citizen had died several days after swallowing one of our capsules. The Israeli Ministry of Health has subsequently appointed a committee of inquiry to investigate this incident. This article gave rise to a brief flurry of related publicity and short-term downward pressure on our share price, even though we do not believe, and the article did not assert, that there was a connection between the death and our product.

      In addition, it is our practice to provide guidance to the market as to our expected results of operations based on information available to us at the time of the guidance. If our quarterly operating results do not meet our guidance or the expectations of securities analysts or investors, the price of our shares would likely decline. In addition, based on our experience to date, we believe that many of our customers delay purchasing systems until the end of a fiscal quarter because they believe this will enable them to negotiate more favorable terms. Therefore, revenues from system sales may be concentrated at the end of each fiscal quarter making it difficult for us to determine the success of each quarter until its end and resulting in lower than expected quarterly revenues if external or other events cause a large number of potential customers to defer their purchasing decisions even for a short period of time. Furthermore, we believe that demand for systems and capsules may be affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions relating to systems due to summer vacations and patients are more likely to postpone less urgent diagnostic procedures until later in the year. Both of these factors may result in fluctuations in our quarterly operating results. Share price fluctuations may be exaggerated by low trading volume of our ordinary shares. Securities class action litigation has often been brought against companies following periods of volatility. Any securities litigation claims brought against us could result in substantial expense and divert management's attention from our business.

The two largest beneficial owners of our shares, IDB Holding Corporation Ltd., which is controlled by four individuals, and certain funds affiliated with OrbiMed Advisors, Inc., which we refer to as the OrbiMed investors and which are controlled by Samuel D. Isaly, have significant influence over matters requiring shareholder approval, which could, among other things, delay or prevent a change of control.

      After giving effect to this offering, the largest beneficial owners of our shares, four individuals in Israel through IDB Holding Corporation Ltd., will beneficially own 32.9% of our ordinary shares, and the principal of the OrbiMed investors will beneficially owns 14.4% of our ordinary shares. As a result, these shareholders, if they were to act together, could exercise a controlling influence over our operations and business strategy and have sufficient voting power to control the outcome of matters requiring shareholder approval. These matters may include:

•	the composition of our board of directors which has the authority to direct our business and to appoint and remove our officers;

•	approving or rejecting a merger, consolidation or other business combination;

•	raising future capital; and

•	amending our articles of association which govern the rights attached to our ordinary shares.

      This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our other shareholders the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. This concentration of ownership may also adversely affect our share price.

Future sales of our ordinary shares in the public market and low trading volume could adversely affect our share price.

      Approximately 50% of our outstanding shares following the closing of this offering will be “restricted securities” available for resale on the Nasdaq National Market subject, however, to volume limitations under Rule 144. In addition, all of our ordinary shares are available for resale on the Tel Aviv Stock Exchange, subject to compliance with Regulation S under the Securities Act of 1933 in the case of ordinary shares held by affiliates that were not acquired in this offering. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. We have periodically experienced a low trading volume of our ordinary shares, and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price and our share price may be adversely affected. In addition, following the completion of this offering, the holders of approximately 13.7 million ordinary shares are entitled to request that we register their ordinary shares under the Securities Act of 1933 and have the right to request that we include their shares in any registration statement that we file, in each case, subject to exclusion for marketing reasons. Registration of these shares would result in them becoming freely tradable without restriction immediately upon the effectiveness of such registration, except for shares purchased by affiliates, which may be sold subject to the volume limitations of Rule 144. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities.

Our ordinary shares are traded on more than one market and this may result in price variations.

      Our ordinary shares are traded on the Nasdaq National Market and the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (dollars on the Nasdaq National Market, and shekels on the Tel Aviv Stock Exchange) and at different times (due to different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

      If, for any taxable year, our passive income, or our assets which produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, having potentially punitive interest charges apply to those gains, and the denial of the taxation of certain dividends paid by us at the lower rates applicable to long-term capital gains. We believe we were not a PFIC for the fiscal year ended December 31, 2003. However, the tests for determining PFIC status are applied annually and are based in part on reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations, and it is difficult to make accurate predictions of future income and assets, which are relevant to this decision. Accordingly, we cannot assure you that we will not become a PFIC, in particular, since the value of our shares is likely to fluctuate. For a more detailed discussion of the consequences of our being classified as a PFIC, see “Taxation and Government Programs—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.” U.S. shareholders are urged to consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

Risks Related to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our product which could decrease our revenues.

      Our corporate offices, our manufacturing facilities and our research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a significant increase in terrorist violence in Israel, the West Bank and the Gaza Strip, including armed hostilities between Israel, the Palestinian Authority and other groups in the West Bank and Gaza Strip. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region, could have a negative effect on our business condition, harm our results of operations and adversely affect the share price of publicly traded Israeli companies such as us. Furthermore, several countries still restrict business with Israel and Israeli companies. These restrictions may limit our ability to sell our products in these countries.

Our operations could be disrupted as a result of the obligation of key personnel in Israel to perform military service.

      Generally, all male adult citizens and permanent residents of Israel are, unless exempt, obligated to take part in up to 30 days (and in some circumstances up to 36 days) of military reserve duty annually. Many of our male employees are currently obligated to perform annual reserve duty, as are two of our executive officers. Additionally, all Israeli residents who perform reserve duty are subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our officers or employees due to military service. Any such disruption to our operations could adversely affect the development of our business and our financial condition.

The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

      From 1998 through 2003, we received grants totaling $2.5 million from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade for the financing of a portion of our research and development expenditures in Israel. The terms of the Chief Scientist grants prohibit us from manufacturing products developed using these grants outside of Israel without special approvals and completely prohibit the transferring of our technologies and related intellectual property rights outside of Israel. Even if we receive approval to manufacture the Given System outside of Israel, we would be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel, as well as a possible increased rate of royalties. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. We currently hold an approval from the Office of the Chief Scientist to manufacture limited quantities of the M2A Small Bowel Capsule in Pemstar's facilities in Ireland without an increase in royalty rates and we will be required to obtain an approval before manufacturing the M2A Esophageal Capsule outside of Israel. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges. In recent years, the government of Israel has accelerated the rate of repayment of Chief Scientist grants and may further accelerate them in the future.

We receive significant tax benefits that may be reduced or eliminated in the future.

      Our investment program in leasehold improvements and equipment at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and we are therefore eligible for significant tax benefits under the Israeli Law for Encouragement of Capital Investments. From time to time, the government of Israel has considered reducing or eliminating the tax benefits available to approved enterprise programs such as ours. These tax benefits may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase. In addition, our approved enterprise status imposes certain requirements on us, such as the location of our manufacturing facility, location of certain subcontractors and the extent to which we may outsource portions of our production process. If we do not meet these requirements, the law permits the authorities to cancel the tax benefits retroactively. See “Taxation and Government Programs—Israeli Tax Considerations and Government Programs—Taxation of Companies.”

It may be difficult to enforce a U.S. judgment against us, our officers and directors or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

      We are incorporated in Israel. The majority of our executive officers and directors are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against us or any of these persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent competitors from benefiting from the expertise of some of our former employees involved in research and development activities.

      We currently have non-competition agreements with substantially all of our employees who are involved in research and development, nearly all of whom are located in Israel. These agreements prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors for a limited period of time following termination of employment. Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company's confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Israeli law may delay, prevent or make difficult a merger with or an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

      Provisions of Israeli law may delay, prevent or make undesirable a merger or an acquisition of all or a significant portion of our shares or assets. Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders. See “Description of Share Capital—Acquisitions Under Israeli Law” and “Taxation and Government Programs—Israeli Tax Considerations and Government Programs—Taxation of Companies.”

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

      We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See “Description of Share Capital—Voting” for additional information concerning this duty.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•	the adequacy of our cash balances and cash flow from operations to support our operations or future growth, in general or for specified periods of time;

•	expectations as to the development of our products and technology, and the timing of enhancements to our products and new product launches, including the M2A Esophageal Capsule;

•	statements as to the potential or expected expansion in acceptance of our current and future products by the medical community, particularly gastroenterologists;

•	statements as to expected increases in sales, operating results and certain expenses, including research and development and sales and marketing expenses;

•	statements as to anticipated reimbursement from U.S. and non-U.S. healthcare payors for our products;

•	expectations as to the market opportunities for the Given System and other products, as well as our ability to take advantage of those opportunities;

•	expectations as to the timing and content of future clinical studies and publications;

•	statements as to the expected outcome of legal and patent proceedings in which we are involved;

•	expectations as to the receipt and timing of regulatory clearances and approvals, and the anticipated timing of sales of the Given System in new markets or for new indications;

•	estimates of the impact of changes in currency exchange rates on our operating results;

•	expectations as to the adequacy of our inventory of critical components and finished products;

•	expectations as to the adequacy of our manufacturing facilities and the timing of any expansion; and

•	statements as to our expected treatment under Israeli and U.S. federal tax legislation and the impact that Israeli tax and corporate legislation may have on our operations.

      In addition, statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward looking statements. All forward looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward looking statements.

USE OF PROCEEDS

      We estimate that we will receive net proceeds of approximately $44.1 million from the sale by us of 1,500,000 ordinary shares in this offering, after deducting the underwriting discount and the estimated offering expenses. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

      We intend to use the net proceeds of the offering to fund business growth and expansion, provide additional working capital and for general corporate purposes. We may use a portion of the net proceeds for acquisitions of additional businesses and technologies or the establishment of joint ventures. We do not have any specific plans or commitments for any acquisitions or joint ventures at the present time.

      Pending use of the net proceeds as described above, we intend to invest the net proceeds in interest-bearing, investment-grade instruments with maturities of less than one year or deposit the net proceeds in bank accounts in Israel or outside of Israel.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our ordinary shares and we currently do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant.

ORDINARY SHARE MARKET DATA

      The primary trading market for our ordinary shares is the Nasdaq National Market, where our shares are listed under the symbol “GIVN.” The following table lists the high and low closing sale prices of our ordinary shares for the periods indicated as reported by the Nasdaq National Market:

Annual	High	Low

2003	$18.80	$6.65
2002	$17.35	$6.90

Quarterly	High	Low

1st quarter 2004	$34.25	$17.87
1st quarter 2003	$10.00	$8.21
2nd quarter 2003	$9.20	$6.65
3rd quarter 2003	$13.23	$8.41
4th quarter 2003	$18.80	$10.58
1st quarter 2002	$17.35	$10.38
2nd quarter 2002	$16.31	$9.00
3rd quarter 2002	$12.41	$8.99
4th quarter 2002	$10.59	$6.90

Monthly	High	Low

June 2004 (through June 17, 2004)	$32.90	$30.88
May 2004	$36.60	$30.30
April 2004	$38.51	$34.70
March 2004	$34.25	$29.31
February 2004	$32.74	$23.80
January 2004	$24.81	$17.87
December 2003	$18.80	$15.49

      On June 17, 2004, the last reported sale price of our ordinary shares on the Nasdaq National Market was $32.20 per share. According to our transfer agent, as of June 16, 2004, there were approximately 134 holders of record of our ordinary shares of which 108 were registered with addresses in the United States. These U.S. holders were, as of that date, the holders of record of approximately 59.7% of our outstanding ordinary shares.

      Since March, 2004, our ordinary shares have also been listed on the Tel Aviv Stock Exchange under the symbol “GIVN.” The following table sets forth, for the periods indicated, the high and low closing sale prices of our ordinary shares on the Tel Aviv Stock Exchange:

Monthly	High	Low

June 2004 (through June 17, 2004)	NIS 150.20	NIS 139.20
May 2004	NIS 174.10	NIS 140.90
April 2004	NIS 181.00	NIS 157.40
March 2004	NIS 155.90	NIS 152.00

      On June 17, 2004, the last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange was NIS 146.40. As of June 17, 2004, the exchange rate of the NIS to the U.S. dollar was $1=NIS $4.50.

CAPITALIZATION

      The following table presents our capitalization as of March 31, 2004:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale by us of 1,500,000 ordinary shares in this offering at the public offering price and the receipt by us of estimated net proceeds of approximately $44.1 million, after deducting the underwriting discount and estimated offering expenses and an increase in our authorized share capital of 30,000,000 shares in May 2004.

      You should read this table together with “Management's Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and related notes appearing elsewhere in this prospectus and the other financial information included in our reports filed with the Securities and Exchange Commission and incorporated by reference in this prospectus.

	As of March 31, 2004
	Actual	As adjusted
	(unaudited) (in thousands)
Cash and cash equivalents	$25,340	$69,460

Obligation under capital lease	$72	$72
Shareholders' equity:
Ordinary shares, NIS 0.05 par value; 60,000,000 shares authorized; 25,750,538 shares issued and outstanding, actual; 90,000,000 shares authorized; 27,250,538 shares issued and outstanding, as adjusted	302	319
Additional paid-in capital	101,668	145,771
Capital reserve	2,166	2,166
Unearned compensation	(19)	(19)
Accumulated deficit	(59,220)	(59,220)

Total shareholders' equity	44,897	89,017

Total capitalization	$44,969	$89,089

      The preceding table excludes from the number of ordinary shares to be outstanding after this offering 4,202,438 shares reserved for issuance under our stock option plans as of March 31, 2004, of which options to purchase 4,061,996 shares at a weighted average exercise price of $9.98 per share have been granted and options to purchase 9,056 ordinary shares which have been granted to an affiliate and a consultant. In May 2004, the number of shares reserved for issuance under our stock option plans was increased by 1,000,000 shares.

DILUTION

      Our consolidated net tangible book value as of March 31, 2004, was $44.7 million, or $1.74 per ordinary share. Consolidated net tangible book value per share represents the total amount of our consolidated tangible assets reduced by the amount of our consolidated liabilities and divided by the number of ordinary shares outstanding on March 31, 2004. Our consolidated net tangible book value at March 31, 2004, after giving effect to the sale by us of 1,500,000 ordinary shares in this offering at the public offering price of $32.00 per share, and after deducting underwriting discounts and estimated offering expenses, would be $88.8 million, or $3.26 per share.

      This represents an immediate increase in pro forma consolidated net tangible book value of $1.52 per ordinary share to existing shareholders and an immediate dilution of $28.74 per ordinary share to new investors purchasing ordinary shares in this offering.

      Dilution per share represents the difference between the price per share to be paid by new investors for the ordinary shares sold by us in this offering and the pro forma consolidated net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Public offering price per share		$32.00
Consolidated net tangible book value per share as of March 31, 2004	$1.74
Increase in pro forma consolidated net tangible book value per share attributable to new investors in this offering	1.52
Pro forma net tangible book value per share as of March 31, 2004		3.26

Dilution per share to new investors		$28.74

      The following table presents the differences as of March 31, 2004 between the total consideration paid to us and the average price per share paid by existing shareholders and by new investors purchasing ordinary shares in this offering:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
	(in thousands)
Existing shareholders	25,750,538	94%	$108,382	69%	$4.21
New investors	1,500,000	6	48,000	31	32.00

Total	27,250,538	100%	$156,382	100%

      The above table does not reflect 4,202,438 shares reserved for issuance under our stock option plans as of March 31, 2004 of which options to purchase 4,061,996 shares at a weighted average exercise price of $9.98 per share have been granted and options to purchase 9,056 ordinary shares which have been granted to an affiliate and a consultant. In May 2004, the number of shares reserved for issuance under our stock option plans was increased by 1,000,000 shares.

SELECTED CONSOLIDATED FINANCIAL DATA

      You should read the following selected consolidated financial information together with our consolidated financial statements and the related notes as well as “Management's Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 2002 and 2003, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States and audited by KPMG Somekh Chaikin, independent certified public accountants in Israel, a member of KPMG International. The selected consolidated statements of operations data for the years ended December 31, 1999 and 2000, and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001, have been derived from our audited consolidated financial statements not included in this prospectus and have also been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated statement of operations data for the three months ended March 31, 2003 and 2004 and the consolidated balance sheet data as of March 31, 2004 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. These unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of our financial position and operating results for these periods. Results for the interim period presented are not necessarily indicative of the results to be experienced for the full year.

	Year ended December 31,					Three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(dollars in thousands, except per share data)

Statements of Operations Data:
Revenues	$—	$—	$4,733	$28,904	$40,539	$8,629	$12,751
Cost of revenues	—	—	2,476	11,907	13,551	2,827	3,736

Gross profit	—	—	2,257	16,997	26,988	5,802	9,015
Operating expenses:
Research and development, gross	(2,207)	(4,137)	(6,156)	(8,609)	(7,037)	(1,834)	(1,621)
Royalty-bearing participation	752	312	44	—	1,303	—	—

Research and development, net	(1,455)	(3,825)	(6,112)	(8,609)	(5,734)	(1,834)	(1,621)
Sales and marketing	(64)	(2,923)	(12,902)	(22,681)	(26,804)	(6,521)	(7,019)
General and administrative	(419)	(1,224)	(2,664)	(4,749)	(5,312)	(1,366)	(1,208)

Total operating expenses	(1,938)	(7,972)	(21,678)	(36,039)	(37,850)	(9,721)	(9,848)

Operating loss	(1,938)	(7,972)	(19,421)	(19,042)	(10,862)	(3,919)	(833)

Financing income, net	73	433	764	1,469	995	228	61
Other expenses, net	—	—	—	(711)	—	—	—

Loss before minority share	(1,865)	(7,539)	(18,657)	(18,284)	(9,867)	(3,691)	(772)
Minority share in losses (profits) of subsidiary	—	—	—	(26)	258	68	187

Net loss	$(1,865)	$(7,539)	$(18,657)	$(18,310)	$(9,609)	$(3,623)	$(585)

Basic and diluted loss per ordinary share(1)	$(0.23)	$(1.14)	$(1.60)	$(0.73)	$(0.38)	$(0.14)	$(0.02)

Weighted average number of ordinary shares outstanding used in basic and diluted loss per ordinary share calculation(1)	8,029,973	8,804,188	12,879,369	25,182,563	25,493,073	25,375,513	25,694,571

Operating Data (unaudited):
Installed base of Given Systems(2)	—	—	224	1,018	1,640	1,176	1,771
Number of capsules sold	—	—	3,640	26,342	51,437	10,246	18,963
Percentage of revenues from capsule reorders	—	—	29%	38%	56%	52%	68%

(1)	See Notes 1L and 10 of the notes to our audited consolidated financial statements appearing elsewhere in this prospectus for an explanation of the number of shares used in computing per share data.
(2)	Includes systems provided in connection with clinical trials which represented 40 systems of the installed base of 1,771 systems as of March 31, 2004.
	As of December 31,
	1999	2000	2001	2002	2003	As of March 31, 2004
						(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,508	$21,360	$61,230	$35,792	$25,367	$25,340
Working capital	1,133	20,584	62,891	43,972	34,970	35,123
Total assets	2,167	25,530	75,923	68,728	55,569	55,960
Total long-term liabilities	219	317	522	882	1,192	1,290
Total liabilities	716	2,455	6,590	12,969	8,847	9,326
Accumulated deficit	(2,856)	(12,059)	(30,716)	(49,026)	(58,635)	(59,220)
Total shareholders' equity	1,451	23,075	69,333	53,577	44,798	44,897

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following management's discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

      We develop, manufacture and market innovative diagnostic products for disorders of the gastrointestinal tract. Our principal product, which incorporates our core technology, is the Given System, a proprietary wireless imaging system that represents a fundamentally new approach to visual examination of the gastrointestinal tract. The Given System uses a miniaturized video camera contained in a disposable capsule that is easily ingested by the patient and wirelessly transmits high quality color images and data in a painless and non-invasive manner. In 2001, we commenced marketing the Given System with the M2A Small Bowel Capsule for detection of disorders of the small bowel. At March 31, 2004, we had an installed base of 1,771 Given Systems and had sold more than 100,000 disposable capsules in more than 50 countries worldwide. In November 2003, we launched in Europe our Patency Capsule and system, which is a dissolvable capsule that enables physicians to detect the presence of obstructions or strictures in the gastrointestinal tract. We are conducting clinical trials for the Patency Capsule and system in the United States and, if results are favorable, we will pursue FDA clearance. We recently developed the M2A Esophageal Capsule for use with the Given System for diagnosis of disorders of the esophagus. In May 2004, we formed a strategic marketing and sales alliance with Ethicon Endo-Surgery, a Johnson & Johnson company, to market the M2A Esophageal Capsule following clearance from the FDA. To date, we have not derived any revenues from sales of the M2A Esophageal Capsule.

      We were incorporated under the laws of the State of Israel in January 1998. Our initial public offering and listing on the Nasdaq National Market occurred in October 2001. Since March 2004, our shares have also been listed on the Tel Aviv Stock Exchange. Since our inception, we have devoted substantially all of our efforts to developing the Given System, raising capital, recruiting personnel and marketing the Given System. We recorded our initial sales of the Given System in the third quarter of 2001. As of March 31, 2004, we had an accumulated deficit of $59.2 million.

Revenues

      We derive substantially all of our revenues from sales of the Given System, consisting of a Rapid workstation, a portable data recorder and M2A capsules. Since 2002, we have derived a small portion of our revenues from service contracts entered into by customers at the end of the warranty period for the computer workstation and data recorders. As more of the systems that we sold initially approach the end of their warranty period, we expect the amount and proportion of our revenues derived from service contracts to increase, although we expect the proportion to remain small. In the fourth quarter of 2003, we began to generate limited revenues from sales of our Patency System.

      Under the terms of our exclusive sales representation and co-promotion agreement with Ethicon Endo-Surgery, we will receive a milestone payment of up to $10 million upon FDA clearance of the M2A Esophageal Capsule and may receive additional payments of up to $40 million by February 2007, contingent on performance criteria applicable to both parties. We will recognize these payments ratably over the remaining term of the agreement, which is anticipated to last 15 years, subject to achieving specified minimum sales targets and meeting certain conditions, and record the excess of payments received over revenues recognized as deferred revenues.

      Revenue trends and drivers

      Since we commenced sales of the Given System, we have focused on increasing our revenues both through systems and capsule sales. We analyze our revenues using a number of different indicators described below:

      Revenue breakdown. We consider the proportion of our revenues from sales of the RAPID workstations and portable data recorders, which are one-time payments, compared to the revenues derived from sales of the M2A capsule, which have the potential to be recurring sales, to be an important tool in analyzing our results of operations. In 2001, we derived 28.7% of our revenues from capsule sales compared to 56.4% of our revenues in 2003 and 68.3% for the three months ended March 31, 2004. As we have increased the installed base of RAPID workstations, the proportion of our revenues from sales of M2A capsules has increased. An additional factor that drives the proportion of our revenues derived from sales of M2A capsules is the usage rate per system. The usage rate per system during the last three years has varied slightly but has generally been approximately 1 M2A capsule per system per week in the United States and between 0.6 to 0.7 M2A capsules per system per week globally (including the United States). In the first quarter of 2004, the usage rate per system was 1.15 M2A capsules per week in the United States and 0.83 M2A capsules per week globally (including the United States). We seek to increase the utilization of the Given System through conducting and sponsoring clinical trials to demonstrate the clinical and economic benefits of the M2A capsule for the diagnosis of a range of disorders of the gastrointestinal tract, as well as by educating the gastrointestinal community of the benefits of the Given System. The increase in the usage rate plays an important role in attracting new customers to purchase and use the Given System, as more potential customers may purchase the Given System if they believe they can amortize the initial cost of the system over a large number of procedures.

      The following table sets forth information for the periods indicated regarding the breakdown of our revenues:

	Revenues					% of revenues for period indicated
	Year ended December 31,			Three months ended March 31,		Year ended December 31,			Three months ended March 31,
	2001	2002	2003	2003	2004	2001	2002	2003	2003	2004
				(unaudited)					(unaudited)
	(in thousands)

Workstation and recorders	$3,325	$17,230	$15,879	$3,783	$3,443	70.3%	59.6%	39.2%	43.8%	27.0%
M2A capsules	1,362	10,889	22,865	4,478	8,705	28.7	37.7	56.4	51.9	68.3
Patency capsules and scanners	—	—	15	—	29	—	—	*	—	*
Services	46	785	1,780	368	574	1.0	2.7	4.4	4.3	4.5

Total	$4,733	$28,904	$40,539	$8,629	$12,751	100.0%	100.0%	100.0%	100.0%	100.0%

* Less than 1%.

      M2A capsule reorders. We consider the proportion of our revenues from M2A capsule sales derived from reorders to be an important tool in analyzing our business. In 2001, 54.4% of M2A capsule unit sales resulted from reorders compared to 87.7% in 2003. We believe that reorders represent a potentially stable source of revenue provided that capsule usage per installed system remains the same or increases.

      The following table sets forth information for the periods indicated regarding the total numbers of M2A capsules sold and the percentage of revenues derived from such sales which represent reorders:

	Year ended December 31,			Three months ended March 31,
	2001	2002	2003	2003	2004

Total number of capsules sold	3,640	26,342	51,473	10,246	18,963
Number of capsule sales representing reorders	1,980	18,320	45,127	8,636	17,623
% of capsule sales that represent reorders	54.4%	69.5%	87.7%	84.3%	92.9%

      Seasonality

      We believe that demand for systems and capsules may be affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions relating to the Given System due to summer vacations, and patients are more likely to postpone less urgent diagnostic procedures.

      Geographical breakdown

      We derived 61% of our revenues in 2003 from the United States compared to 48% in 2001. In 2003, we sold 384 systems in the United States, 193 systems in Europe and 54 in the rest of the world. The following table sets forth the geographic breakdown of our revenues for the periods indicated:

	Year ended December 31,
	2001	2002	2003	Three months ended March 31, 2004
United States	48%	54%	61%	69%
Europe	42	29	31	25
Rest of World	10	17	8	6

      Reimbursement

      We believe that availability of reimbursement is a key factor in the decision of physicians and healthcare providers to purchase the Given System. Once a payor has decided to provide reimbursement for use of the Given System, the level of reimbursement provided also becomes a key factor in a physician's decision. We estimate that as of March 31, 2004, reimbursement for the Given System was available worldwide to approximately 221 million people of which approximately 163 million are located in the United States. In general, the process of obtaining coverage approvals has been slower outside of the United States. In the first quarter of 2003, the first reimbursement policy covering diagnosis of suspected Crohn's disease was issued and, the number of people with reimbursement coverage for Crohn's disease was 48 million as of March 31, 2003, increasing to 94 million as of December 31, 2003. In Europe, reimbursement for Crohn's disease and other small bowel disorders in addition to small intestinal bleeding is available for approximately 24 million people in Denmark, Sweden and Portugal. We believe that the existence of reimbursement coverage and the amount of reimbursement will continue to significantly affect overall sales of systems as well as usage rates of M2A capsules.

      Customers and customer concentration

      We market and sell the Given System through our direct sales force in the United States and in certain other countries. We rely on third-party distributors in certain other international markets. We have granted exclusive marketing rights to Ethicon Endo-Surgery to market the M2A Esophageal Capsule following clearance from the FDA. We sell the Given System primarily to hospitals, gastroenterology offices and gastroenterology outpatient facilities. In 2003, we derived

$7.3 million, or 18%, of our revenues from sales to local distributors, compared to $8.7 million, or 30%, from sales to local distributors in 2002. Our direct sales revenues are derived from a large number of individual customers and have a higher gross margin. In 2003, no single direct sales customer accounted for more than 3.0% of our revenues and no single distributor accounted for more than 3.0% of our revenues. It is our policy to require collateral or security in connection with sales to distributors. Due to these factors and the geographical dispersion of our customers, we believe that we adequately control our exposure to credit risks associated with collection of accounts receivables. To date, we have not experienced any material bad debts and we have collected substantially all of our receivables.

Cost of revenues and gross margin

      Cost of revenues consists primarily of materials, as well as manufacturing costs and related depreciation of our production facilities, the salary and related costs of our technical staff who assemble our products, royalties payable to the Office of the Chief Scientist and warranty costs.

      The principal factors affecting our gross margin are the proportion of our revenues derived from sales of workstations and portable data recorders, compared to sales of the M2A capsule, as well as the percentage of our sales made by direct sales. Currently, our gross margins from sales of workstations and portable data recorders are higher than our gross margins from sales of the M2A capsule, although we expect that our gross margins from sales of the M2A capsule will increase over time due to planned cost reductions from production efficiencies and reduced costs per capsule as we manufacture larger volumes of the M2A capsule and spread the fixed cost associated with manufacturing over a larger base of sales. In addition, we expect our gross margins to improve to the extent we receive milestone payments from Ethicon Endo-Surgery under the terms of our sales representation and co-promotion agreement.

Operating expenses

      Research and development. Our research and development expenses consist primarily of costs associated with the design, development, pre-manufacturing and testing of, and enhancements to, the Given System, salaries and related personnel costs, clinical studies and obtaining regulatory approvals, patent costs, sponsored research costs and other expenses related to our product development and research program. We expense all of our research and development costs as they are incurred. “Research and development expenses, net” are net of grants received from the Israeli Government through the Office of the Chief Scientist of the Ministry of Industry and Trade. We plan to continue investing in research and development, as we enhance the Given System and pursue the development of additional M2A capsules targeted at diagnostics for other areas of the gastrointestinal tract, such as the stomach and colon.

      Sales and marketing. Our sales and marketing expenses consist primarily of salaries, travel and related costs for our internal sales staff and costs related to marketing activities such as medical meetings, medical training and education, trade shows, and promotional and public relations activities, as well as costs associated with development of our website. Our sales and marketing expenses also include commissions paid to distributors and will include any commissions paid to Ethicon Endo-Surgery on sales of workstations, portable data recorders and M2A Esophageal Capsules following FDA clearance of the M2A Esophageal Capsule. We expect that our sales and marketing expenses will increase in the future as we further expand our sales and marketing team, expand our educational activities and expand our promotional efforts.

      General and administrative. Our general and administrative expenses consist primarily of salaries and related costs for our executive and administrative staff, insurance premiums, and legal, accounting and consulting expenses. We expect general and administrative expenses to increase for the foreseeable future as our operations continue to expand.

      Our operating expenses also include amortization of stock-based compensation, which is allocated among research and development expenses, sales and marketing expenses and general and administrative expenses based on the division in which the recipient of the option grant is employed. Amortization of stock-based compensation results from the granting of options to employees with an exercise price below market value (calculated as the difference between the exercise price and the trading price of our ordinary shares) and to consultants with an exercise price below fair market value (calculated using the Black-Scholes model) per share of our ordinary shares on the date of grant. The stock-based compensation is being amortized to operating expenses over the vesting periods of the individual options. We incurred a stock-based compensation expense in the amount of $72,000 for the three months ended March 31, 2004, $105,000 in 2003, $227,000 in 2002, and $728,000 in 2001.

      Financing income, net. Financing income, net consists primarily of interest earned on our cash balances and other financial investments and foreign exchange gains or losses, net of financing expenses. Financing expenses consist primarily of interest payable on car leases and bank fees.

      Taxes. Israeli companies are generally subject to income tax at the corporate tax rate of 36%. However, our investment program in leasehold improvements and equipment at our manufacturing facility in Yoqneam, Israel, has been granted approved enterprise status and, therefore, we are eligible for the reduced tax benefits described under the caption “—Corporate Tax.” These benefits should result in income recognized by us from our investment program being tax exempt for a specified period after we begin to report taxable income and exhaust any net operating loss carry-forwards. However, these benefits may not be applied to reduce the tax rate for any income that is not derived from sales of our product manufactured at our facility in Yoqneam, Israel.

      Minority share in loss (profit) of subsidiary. Minority share in loss (profit) of subsidiary consists of the profits or losses attributed to the 49% interest of minority shareholders in our 51% controlled Japanese subsidiary, Given Imaging K.K.

Critical Accounting Policies

      Our significant accounting policies are more fully described in Note 1 to our audited consolidated financial statements. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. With respect to our policies on revenue recognition, warranty costs and inventories, our historical experience is based principally on our operations since we commenced selling the Given System in 2001. Our critical accounting policies include:

•	Revenue recognition. We recognize revenues from sales of the Given System upon delivery, provided that collection of payment is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. Our arrangements with customers and distributors do not contain product return rights. Certain of our sales contracts include a post-contract customer support, or PCS, component. We defer recognition of the revenue attributed to the PCS component of the sale and recognize based on the term of the support period, which is generally a one-year period following the sale. We determine the fair value of the PCS component based on the fair value of that component relative to the fair value of the sale contract as a whole. Currently, the fair value of the PCS component is based on the price at which we sell customer support contracts separately following the expiration of the PCS component included in the initial sale of the Given System.

•	Warranty costs. Our products are usually covered by a one-year warranty following sale. We accrue estimated warranty costs at the time of shipment. Our warranty reserve is based on our best estimate of the amounts necessary to settle future claims on products sold as of the balance sheet date based on contractual warranty rights and our historical experience of the frequency of failures of our products which are not covered by warranties that our suppliers give to us. The amount of our estimated warranty liability is currently approximately 3% of the sales of such products and may change if the costs incurred due to product failures increase in the future. In 2003, our warranty costs did not exceed our reserve of $68,000. In the event of any future problems with our products, we will need to increase the amount of our reserves.

•	Inventories. Inventories are stated at the lower of cost or market, cost being determined on the basis of the average cost method for raw materials and finished goods and on the basis of actual manufacturing costs for work-in-progress and sub-contractors. We write down fully the cost of components in our inventory which we discover do not perform during the production process. As we expand and enhance our manufacturing operations, the write down of amounts of non-performing components in our inventory may change. Spare parts and raw materials that are no longer used in producing our product are written down to their fair market value. In addition, we add to the cost of finished products held in inventory the overhead from our manufacturing process. If these estimates change in the future, the amount of overhead allocated to cost of revenues would change.

•	Foreign currency translation. In preparing our consolidated financial statements, we are required to translate non-U.S. dollar amounts in our financial statements and the financial statements of our subsidiaries into U.S. dollars. Under the relevant accounting guidance, the treatment of any gains or losses resulting from this translation is dependent upon our management's determination of the functional currency of each subsidiary. The functional currency is determined based on management's judgment and involves consideration of all relevant economic facts and circumstances affecting the subsidiary. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency. However, any dependency upon the parent and the nature of the subsidiary's operations must also be considered. If any subsidiary's functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary's financial statements into U.S. dollars would be included as a separate part of our net equity under the caption “cumulative translation adjustment.” However, if the functional currency of a subsidiary is deemed to be the U.S. dollar then any gain or loss associated with the translation of these financial statements would be included within our statement of operations. Based on our assessment of the factors discussed above, we consider the U.S. dollar to be the functional currency for each of our subsidiaries. Therefore, all gains and losses from translations are recorded in our statement of operations and are included in determining our net income. In the event that we determine that the functional currency of these or any future subsidiaries is not the U.S. dollar, any foreign currency gains or losses would not affect our net income for the year presented.

•	Accounting for income taxes. As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $9.3 million as of December 31, 2003, which is equal to the value of the deferred tax asset consisting of our net operating loss carry-forwards. This indicates our management's current determination that because we have yet to generate taxable income, we cannot determine that it is more likely than not that we will be able to use this asset in the future. In the event that we generate taxable income in a particular jurisdiction in which we operate and in which we have net operating loss carry-forwards, we may be required to adjust our valuation allowance.

Results of Operations

      Our historical operating results as a percentage of revenues for the periods indicated are set forth below:

	Year ended December 31,			Three months ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Statements of Operations Data:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	52.3	41.2	33.4	32.8	29.3

Gross profit	47.7	58.8	66.6	67.2	70.7
Operating expenses:
Research and development, gross	130.0	29.8	17.4	21.3	12.7
Royalty-bearing participation	0.9	—	3.2	—	—

Research and development, net	129.1	29.8	14.2	21.3	12.7
Sales and marketing	272.6	78.5	66.1	75.6	55.0
General and administrative	56.3	16.4	13.1	15.8	9.5

Total operating expenses	458.0	124.7	93.4	112.7	77.2

Operating loss	(410.3)	(65.9)	(26.8)	(45.5)	(6.5)

Financing income, net	16.1	5.1	2.5	2.6	0.5

Other expenses, net	—	2.5	—	—	—

Loss before minority share	(394.2)	(63.3)	(24.3)	(42.9)	(6.0)

Minority share in (profits) losses of subsidiary	—	(0.0)	0.6	0.8	1.5

Net loss	(394.2)	(63.3)	(23.7)	(42.1)	(4.5)

Three Months Ended March 31, 2004 compared to Three Months Ended March 31, 2003.

      Revenues. Revenues in the three-month period ended March 31, 2004 increased by $4.1 million, or 47.8%, to $12.7 million from $8.6 million in the comparable 2003 period. This increase resulted from an increase of $4.2 million, or 94%, in capsule sales, due primarily to increased usage in the United States, and an increase of $210,000, or 56%, in revenues from service contracts, offset by a decrease of $340,000, or 9%, in revenues from system sales, primarily due to lower system sales in Europe. We estimate that approximately 84% of the increase of $4.2 million in revenues was attributable to the increase in product sales, approximately 14% of the increase was attributable to currency gains due to the strengthening of the Euro and the Australian dollar against the U.S. dollar, and approximately 2% of the increase was attributable to higher average selling prices resulting from a higher percentage of direct sales compared to sales through distributors. We believe that the decrease in system sales resulted primarily from reduced sales in Europe due to the lack of reimbursement policies in the major European markets.

      Cost of revenues and gross profit. Cost of revenues in the three-month period ended March 31, 2004 increased by $900,000, or 32.2%, to $3.7 million from $2.8 million in the comparable period in 2003. This increase occurred due to increased sales of the M2A capsule in the first quarter of 2004 and primarily resulted from an increase of $1.2 million related to cost of materials and components offset by a decrease of $300,000 in royalties paid to the Office of Chief Scientist. The smaller increase in cost of revenues compared to revenues resulted primarily from a decrease in manufacturing expenses as we increased manufacturing volumes. Gross profit was 70.7% in the three-month period ended March 31, 2004, compared to 67.2% in the comparable 2003 period.

      Research and development. Research and development expenses, gross in the three-month period ended March 31, 2004 decreased by $213,000, or 11.6%, to $1.6 million from $1.8 million in the comparable 2003 period. This decrease was primarily due a decrease of $302,000 in salaries and lower headcount, which both resulted from efficiency measures implemented in 2003.

      Sales and marketing. Sales and marketing expenses in the three-month period ended March 31, 2004 increased by approximately $500,000, or 7.6%, to $7.0 million from $6.5 million in the comparable 2003 period. This increase was primarily due to an increase of $230,000 in costs related to our activities in Japan and an increase of $160,000 of costs related to trade shows and workshops.

      General and administrative. General and administrative expenses in the three-month period ended March 31, 2004 decreased by $158,000, or 11.6%, to $1.2 million from $1.4 million in the comparable 2003 period. This increased as primarily due to the decrease of $250,000 in salaries offset by an increase of $87,000 in consultants and professional fees.

      Financing income, net. Financing income, net, in the three-month period ended March 31, 2004 decreased by $167,000 million, or 73.2%, to $61,000 from $228,000 in the comparable 2003 period. Financing income in the three-month period ended March 31, 2004 was derived primarily from interest income of $57,000. Financing income in the comparable 2003 period was derived primarily from interest income of $92,000 and currency translation gains of $150,000, offset by $14,000 of bank expenses.

      Minority share in losses (profits) of subsidiary. Minority share in losses of subsidiary in the three-month period ended March 31, 2004 increased by $119,000, or 175%, to $187,000 from $68,000 in the comparable 2003 period. Given Imaging K.K. did not derive any revenues in the first quarter of 2004 or in the comparable 2003 period.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002.

      Revenues. Revenues increased by $11.6 million, or 40.3%, to $40.5 million in 2003 from $28.9 million in 2002. This increase was primarily due to an increase of $12.0 million, or 110%, in capsule sales and an increase of $1.0 million, or 126.7%, in service contract revenues, offset by a decrease of $1.4 million, or 7.8%, in workstation and data recorder sales. We estimate that approximately 70% of the increase of $11.6 million in revenues was attributable to the increase in product sales, approximately 17% of the increase was attributable to currency gains due to the strengthening of the Euro and the Australian dollar against the U.S. dollar, and approximately 13% of the increase was attributable to higher average selling prices resulting from a higher percentage of direct sales compared to sales through distributors and an increase in selling prices during the year. We believe that the decrease in workstation and data recorder sales resulted primarily from our decision to permit our distributors, principally in the Far East, not to comply with minimum purchase requirements in order to reduce their inventory levels.

      Cost of revenues and gross profit. Cost of revenues increased by $1.6 million, or 13.8%, to $13.6 million in 2003 from $11.9 million in 2002, compared to an increase of 40.3% in revenues during the same period. This increase occurred due to the increase in sales of the M2A capsule in 2003 and primarily resulted from an increase of $2.1 million related to the cost of materials and components, an increase of $130,000 related to manufacturing expenses, including depreciation, offset by a decrease of $490,000 in royalties payable to the Office of the Chief Scientist. The smaller increase in cost of revenues compared to revenues resulted primarily from a decrease in the cost of components for the Given System as we increased manufacturing volumes from the smaller quantities we had manufactured in 2002 and an increase in manufacturing efficiencies achieved by moving to a semi-automated production line. Gross profit was 66.6% in 2003 compared to 58.8% in 2002.

      During 2003, we implemented a plan to reduce our operating costs in order to achieve our profitability targets. This plan included a workforce reduction of approximately 40 employees, or 15% percent of our workforce at the time, principally from our manufacturing facilities. It also included deferring non-essential expenditures. The implementation of this plan contributed to the smaller increase in our cost of revenues and operating expenses compared to the increase in our revenues.

      Research and development. Research and development expenses, gross decreased by $1.6 million, or 18.3%, to $7.0 million in 2003 from $8.6 million in 2002. This decrease was primarily due to a write down of obsolete components in connection with production modifications and redesign in 2002, which did not recur in 2003.

      Research and development expenses, net of grants received from the Office of the Chief Scientist, decreased by $2.9 million, or 33.4%, to $5.7 million in 2003 from $8.6 million in 2002. Grants totaling $1.3 million were received in 2003 compared to none in 2002. In 2003, we received grants for new products under development. In 2002, we did not receive any grants due to completion of our program to develop the Given System for which we had previously received grants from the Office of the Chief Scientist.

      Sales and marketing. Sales and marketing expenses increased by $4.1 million, or 18.2%, to $26.8 million in 2003 from $22.7 million in 2002. This increase was primarily due to an increase of $3.5 million due to the hiring of additional sales and marketing personnel, principally in the United States and Europe, and an increase of $810,000 due to sales and marketing activities in Japan of our Japanese subsidiary, Given Imaging K.K.

      General and administrative. General and administrative expenses increased by $563,000, or 11.9%, to $5.3 million in 2003 from $4.7 million in 2002. This increase was primarily due to an increase of $180,000 related to insurance expenses, $240,000 related to additional general and administrative expenses, and $120,000 related to depreciation expenses.

      Financing income, net. Financing income, net, decreased by $474,000, or 32.3%, to $1.0 million in 2003 from $1.5 million in 2002. Financing income in 2003 was derived primarily from currency translation gains of $840,000, interest income of $280,000 offset by bank expenses of $120,000. Financing income in 2002 was derived primarily from interest income of $760,000 and currency translation gains of $750,000. The decrease was primarily due to reduction of $490,000 in interest income.

      Minority share in losses (profits) of subsidiary. Minority share in losses of subsidiary was $258,000 in 2003 compared to minority share in profits of subsidiary of $26,000 in 2002. Given Imaging K.K. did not derive any revenues in 2003.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001.

      Revenues. Revenues increased by $24.2 million, or approximately 510%, to $28.9 million in 2002 from $4.7 million in 2001. This increase was primarily due to an increase of $13.9 million, or approximately 420%, in workstation and data recorder sales and an increase of $9.5 million, or approximately 700%, in capsule sales, from 2001. Approximately 90% of the increase of $24.2 million in revenues from sales was attributable to the increase in product sales and approximately 10% of the increase was attributable to higher average selling prices resulting from a higher percentage of direct sales compared to sales through distributors, an increase in selling prices during the year and currency gains due to the strengthening of the Euro against the U.S. dollar.

      Cost of revenues and gross profit. Cost of revenues increased by $9.4 million, or 380.9%, to $11.9 million in 2002 from $2.5 million in 2001 compared to an increase of 510% in revenues during the same period. This increase occurred due to the increase in sales of the Given System in 2002 and primarily resulted from $6.8 million related to the cost of materials and components, $2.4 million related to manufacturing expenses including depreciation, $1.8 million related to salaries and related expenses and $900,000 of royalties payable to the Office of the Chief Scientist. The smaller increase in cost of revenues compared to revenues resulted from a decrease in the cost of components for the Given System and an increase in manufacturing efficiencies by moving to a semi-automated production line, and the manufacture of a greater volume of M2A capsules. Gross profit was 58.8% in 2002 compared to 47.7% in 2001.

      Research and development. Research and development expenses, gross increased by $2.5 million, or 39.8%, to $8.6 million in 2002 from $6.1 million in 2001. This increase was primarily due to an increase of $800,000 related to materials and subcontractors, an increase of $900,000 related to the hiring of additional research and development staff, and $200,000 for fees to consultants and clinical trials.

      Research and development expenses, net of grants received from the Office of the Chief Scientist, increased by $2.5 million, or 40.8%, to $8.6 million in 2002 from $6.2 million in 2001. No grants were received in 2002. Grants totaled $44,000 in 2001. The decrease of $44,000 in grants was due to completion of our program to develop the Given System for which we received grants from the Office of the Chief Scientist.

      Sales and marketing. Sales and marketing expenses increased by $9.8 million, or 75.8%, to $22.7 million in 2002 from $12.9 million in 2001. This increase was primarily due to an increase of $5.3 million related to the hiring of additional marketing staff, principally in the United States and Europe, an increase of $1.7 million due to participation in trade shows and associated travel, an increase of $700,000 due to education and workshops for our customers, and $600,000 related to office expenses of our marketing and sales facilities.

      General and administrative. General and administrative expenses increased by $2.1 million, or 78.3%, to $4.7 million in 2002 from $2.7 million in 2001. This increase was primarily due to an increase of $670,000 related to the hiring of additional administrative staff at our global headquarters in Israel, an increase of $550,000 related to fees paid for legal, accounting, consulting services and insurance, and $500,000 related to additional office expenses.

      Financing income, net. Financing income, net, increased by $705,000, or 92.3%, to $1.5 million in 2002 from $764,000 in 2001. This increase was primarily due to $746,000 of income earned from currency conversion gains related to the Euro and the Yen.

      Other expenses, net. Other expenses, net, increased to $711,000 in 2002 from zero in 2001. This increase was primarily due to expenses incurred in connection with a proposed equity offering in 2002, which we did not complete, net of other income we recorded during the year.

      Minority share in profits of subsidiary. Minority share in profits of subsidiary increased to $26,000 from zero in 2001. This increase resulted from the issuance in May 2002 of 49% of the equity of our Japanese subsidiary, Given Imaging K.K., to third parties. Given Imaging K.K. did not derive any revenues in 2002 and the profits were attributable to currency gains.

Quarterly Results of Operations

      We believe that many of our customers delay purchasing systems until the end of the fiscal quarter because they believe this will enable them to negotiate more favorable terms. Therefore, revenues from system sales are frequently concentrated at the end of each fiscal quarter making it difficult for us to determine the success of each quarter until its end and resulting in lower than expected quarterly revenues if external or other events cause a large number of potential customers to defer their purchasing decisions even for a short period of time. To date, revenues from sales of the M2A capsule have been spread more evenly throughout the quarter.

      The tables below set forth unaudited consolidated statement of operations data in dollars for each of the eight consecutive quarters ended March 31, 2004. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial information.

	Three months ended
	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	March 31, 2004
	(unaudited) (in thousands)

Revenue	$7,179	$7,459	$9,050	$8,629	$9,694	$9,682	$12,534	$12,751
Cost of revenues	(3,271)	(3,081)	(3,052)	(2,827)	(3,363)	(3,581)	(3,780)	(3,736)

Gross profit	3,908	4,378	5,998	5,802	6,331	6,101	8,754	9,015
Operating expenses:
Research and development, net	(2,316)	(2,261)	(2,039)	(1,834)	(1,213)	(1,212)	(1,475)	(1,621)
Sales and marketing	(5,993)	(5,287)	(6,570)	(6,521)	(6,998)	(6,219)	(7,066)	(7,019)
General and administrative	(1,230)	(970)	(1,465)	(1,366)	(1,425)	(1,233)	(1,288)	(1,208)

Total operating expenses	(9,539)	(8,518)	(10,074)	(9,721)	(9,636)	(8,664)	(9,829)	(9,848)

Operating loss	(5,631)	(4,140)	(4,076)	(3,919)	(3,305)	(2,563)	(1,075)	(833)

Financing income (expenses), net	725	105	358	228	(174)	573	368	61
Other income (expenses)	109	20	(4)	—	—	—	—	—
Minority share in (profits) losses of subsidiary	(118)	65	27	68	129	(67)	128	187

Net loss	$(4,915)	$(3,950)	$(3,695)	$(3,623)	$(3,350)	$(2,057)	$(579)	$(585)

Impact of Currency Fluctuations

      Currency Risk. Our sales to our customers in 2003 were denominated 70% in U.S. dollars, 28% in Euros and 2% in other currencies, depending on the location of the customer or the distributor used to fulfill our customers' orders. In the first quarter of 2004, sales were denominated 73% in U.S. dollars, 24% in the Euro and 3% in other currencies. In 2003, 23% of our expenses, principally salaries and related personnel expenses were denominated in NIS, and we expect this level of NIS expenses to continue for the foreseeable future. If the currency in which our revenues are denominated devalues against the value of a currency in which our expenses are denominated, there will be a negative impact on the profit margin for sales of the Given System. In addition, as of March 31, 2004, 13.6% of our cash and cash equivalents were denominated in Yen and we are therefore subject to the risk of exchange rate fluctuations between the Yen, the dollar and the Euro. We have covered a projected surplus of Euros during 2004 equivalent to $8.8 million against the devaluation of the Euro compared to the U.S. dollar by purchasing options to sell Euros and buy U.S. dollars at a pre-determined price. In addition, if we wish to maintain the dollar-denominated value of our product in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

      Translation Effect. The U.S. dollar is our functional currency, and our consolidated financial statements included elsewhere in this prospectus are prepared in U.S. dollars.

Liquidity and Capital Resources

      Since our inception and until we commenced sales in 2001, we financed our operations primarily with the proceeds of sales of our equity securities. From our inception through March 31, 2004, we raised a total of $98.3 million through public and private sales of our equity securities. Since we commenced sales in 2001, we have collected more than $83.5 million in receivables. As of March 31, 2004, we had $25.3 million in cash and cash equivalents, and our working capital, which we calculate by subtracting our current liabilities from our current assets, was $35.1 million.

      We believe that the net proceeds from this offering, together with our cash reserves and expected cash from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the foreseeable future, including in connection with the launch of the M2A Esophageal Capsule and the Patency System. If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange debt financing, which could include establishing a line of credit. In addition, we may seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue opportunities that may arise in the future. We have also applied to the Office of Chief Scientist for a grant to support our research and development activities in 2004. If our expectations as to revenues and expenses or capital or liquidity requirements are not met and if we are unable to obtain additional financing when needed on commercially reasonable terms, or at all, we may be required to reduce the scope of our planned product development and marketing efforts.

      The following table sets forth the components of our cash flows for the periods indicated:

	Year ended December 31,			Three months ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
	(in thousands)

Net cash used in operating activities	$(19,198)	$(22,233)	$(8,548)	$(5,505)	$(201)
Net cash used in investing activities	(5,005)	(7,560)	(2,647)	(950)	(348)
Net cash provided by (used in) financing activities	64,131	4,419	653	(4)	594
Effect of exchange rate changes on cash	(58)	(64)	117	5	(72)

Decrease in cash and cash equivalents	$39,870	$(25,438)	$(10,425)	$(6,454)	$(27)

      Net cash used in operating activities was $201,000 for the three-month period ended March 31, 2004 compared to $5.5 million for the three months ended March 31, 2003. The decrease from the first quarter of 2003 to the first quarter of 2004 resulted primarily from a $3.0 million decrease in our net loss due to an increase in the level of sales, an increase of $90,000 in inventories (compared to an increase of $2.0 million in the comparable period of 2003) and an increase of $200,000 in receivables (compared to a decrease of $1.5 million in the comparable period of 2003), offset by an increase of $540,000 in our accounts payable (compared to a decrease of $1.9 million in the comparable period of 2003). Net cash used in operating activities was $8.5 million in 2003, $22.2 million in 2002 and $19.2 million in 2001. The decrease from 2002 to 2003 resulted primarily from a $8.7 million decrease in our net loss, a decrease of $1.8 million in inventories (compared to an increase of $7.4 million in 2002) and a decrease of $940,000 in our accounts receivable (compared to an increase of $5.0 million in 2002). This was offset by a decrease of $4.7 million in accounts payable (compared to an increase of $5.5 million in 2002). The decrease in accounts payable resulted principally from our decision in 2003 to decrease our inventories. During 2002, as we increased sales of the Given System, we increased the amount of our inventories to $10.7 million as of December 31, 2002 and we further increased our inventories during the first quarter of 2003 in anticipation of the war in Iraq. In the second half of 2003, we reduced our inventories and as of December 31, 2003, our inventories were $8.5 million. The increase in net cash used in operating activities from 2001 to 2002 resulted primarily from a increase of $7.4 million in inventories (compared to an increase of $2.6 million in 2001) and an increase of $5.0 million in accounts receivable (compared to an increase of $3.0 million in 2001), partially offset by an increase of $5.5 million in accounts payable (compared to an increase of $3.8 million in 2001). The increase in accounts payable resulted principally from our decision in 2002 to increase our inventories as we increased sales of the Given System. We expect that net cash used in operating activities will decrease during the remainder of 2004.

      Net cash used in investing activities was $348,000 for the three months ended March 31, 2004 compared to $950,000 for the three months ended March 31, 2003, resulting from lower investments in fixed assets. Net cash used in investing activities was $2.6 million in 2003, $7.6 million in 2002 and $5.0 million in 2001. Investing activities consist primarily of capital expenditures and the capitalization of costs associated with our patents and trademarks, and the development of our web site. Our principal capital expenditures in 2003 were $1.5 million for machinery and equipment and $472,000 for patents. Our principal capital expenditures in 2002 were $4.8 million for machinery and equipment for our semi-automated production line and the backup line. We expect that net cash used in investing activities will remain at approximately the same level in 2004 as expended in 2003 due to our planned investment in patents and in production lines for the M2A Esophageal Capsule and our Patency System.

      Net cash provided by financing activities was $594,000 for the three months ended March 31, 2004 compared to net cash used in financing activities of $4,000 for the three months ended March 31, 2003. This increase resulted from the exercise of options by employees and consultants. Net cash provided by financing activities was $653,000 in 2003, $4.4 million in 2002 and $64.1 million in 2001. The decrease from 2001 to 2002 was primarily attributable to the completion of our initial public offering in October 2001.

      The following table of our material contractual obligations as of March 31, 2004, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual Obligations	Total	Apr. 2004- March 2005	Apr. 2005- March 2006	Apr. 2006- March 2007	Apr. 2007- March 2008(3)	After March 2008
	(unaudited) (in thousands)

Capital leases(1)	$72	$21	$14	$14	$14	$9
Operating leases(2)	3,891	1,786	1,332	541	138	95

Total	$3,963	$1,807	$1,346	$555	$152	$104

(1)	Consists of capital leases for motor vehicles.
(2)	Consists of operating leases for office, manufacturing space and motor vehicles.
(3)	Excludes potential payments under our agreement with Zarlink Semiconductor if we fail to purchase a minimum quantity of transmitters, which are a component of our M2A capsule, during an initial 36-month period. See “Business—Manufacturing—M2A Capsule.”

Market Risk

      We invest our excess cash in bank accounts and deposits located with a number of banks inside and outside of Israel, principally in Europe. These instruments have maturities of three months or less when acquired. Due to the short-term nature of these investments, we believe that there is no material exposure to interest rate risk arising from our investments.

Corporate Tax

      Israeli companies are generally subject to corporate income tax at the rate of 36%. As of December 31, 2003, our net operating loss carry-forwards for Israeli tax purposes amounted to $29.5 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income.

      In addition, our investment program in leasehold improvements and equipment at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and we are, therefore, eligible for tax benefits under the Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our undistributed income derived from our approved enterprise program will be exempt from corporate tax for a period of ten years commencing in the first year in which we generate taxable income. To date, we have not generated taxable income. The ten-year period may not extend beyond the later of 14 years from the year in which approval was granted or 12 years from the year in which operations or production by the enterprise began. We received our approved enterprise status in 1999. In addition, in 2002 we received an approval for the expansion of our production facilities during the subsequent two years under the alternative benefits track. The investments are expected to amount to $4.9 million and will be invested in Yoqneam, Israel. The plan is subject to certain terms set forth in the approval letter. We cannot assure you that we will receive approvals in the future for approved enterprise status or that tax benefits for approved enterprises will continue at current levels.

      The period of tax benefits for our approved enterprise programs has not yet commenced, because we have not yet generated taxable income. However, we expect that a substantial portion of the income we derive in the future will be from this approved enterprise program. These benefits should result in income recognized by us being tax exempt for a specified period after we begin to report taxable income and exhaust any net operating loss carry-forwards. These benefits may not be applied to reduce the tax rate for any income that is not derived from sales of our product manufactured at our facility in Yoqneam, Israel.

      Our approved enterprise status imposes certain requirements on us, such as the location of our manufacturing facility, location of certain subcontractors and the extent to which we may outsource portions of our production process. These requirements limit our ability to pursue production arrangements that may otherwise be more favorable to us if we want to maintain these tax benefits. Therefore, we may be required to weigh the possible loss of these benefits against other benefits from pursuing arrangements which are not, or which may not be considered by the relevant Israeli authorities to be, in compliance with these requirements. If we do not meet these requirements, the law permits the authorities to cancel the tax benefits retroactively.

      As of December 31, 2003, the net operating loss carry-forwards of our subsidiaries for tax purposes amounted to $23.9 million, the majority of which relates to our U.S. subsidiary, Given Imaging, Inc. A subsidiary's net operating loss carry-forwards for tax purposes relating to a jurisdiction are generally available to offset future taxable income of such subsidiary in that jurisdiction, subject to applicable expiration dates.

Government Grants

      Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. We have applied and received approval for grants totaling $2.5 million from the Office of the Chief Scientist, including $1.3 million, which was provided by the Office of Chief Scientist to support our 2003 research and development.

      Under Israeli law, royalties on the revenues derived from sales of the Given System, any part of the Given System and any related services and products and other products based on the proprietary rights related to the Given System are payable to the Israeli government, generally at the rate of 3.0% during the first three years, 4.0% over the following three years and 5.0% in or after the seventh year and the maximum aggregate royalties paid generally cannot exceed 100% of the amount of the grant plus interest.

      The government of Israel does not own proprietary rights in technology developed using its funding and there is no restriction on the export of products manufactured using the technology. The technology is, however, subject to other legal restrictions, including the obligation to manufacture the product based on this technology in Israel and to obtain the Office of the Chief Scientist's consent to transfer the technology or intellectual property rights developed using funds provided by the Office of the Chief Scientist to an Israeli third party. The transfer of the technology or intellectual property rights developed using funds provided by the office of the Chief Scientist to a non-Israeli entity is currently entirely prohibited. These restrictions may impair our ability to outsource manufacturing or enter into similar arrangements for those products or technologies and they continue to apply even after we have paid the full amount of royalties payable for the grants. If the Office of the Chief Scientist consents to the manufacture of the products outside Israel, the regulations allow the Office of the Chief Scientist to require the payment of increased royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture. If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be a percentage equal to the percentage of our total investment in the Given System that was funded by grants. Following our request, the Office of the Chief Scientist has approved the manufacture of limited quantities of the M2A Small Bowel Capsule in Pemstar's facilities in Ireland without increasing royalty rates in order to allow us to establish a backup manufacturing line.

BUSINESS

Business Overview

      We develop, manufacture and market innovative diagnostic products for disorders of the gastrointestinal tract. We pioneered capsule endoscopy, a proprietary approach to visual examination of the gastrointestinal tract through the use of a miniaturized video camera contained in a disposable capsule. The M2A capsule is easily ingested by the patient and moves naturally through the gastrointestinal tract without discomfort to the patient while wirelessly transmitting high quality color images and data to a portable recorder. We believe that capsule endoscopy provides a patient-friendly solution that addresses a significant market opportunity and overcomes many of the shortcomings of traditional diagnostic tools for gastrointestinal disorders. In 2001, we commenced marketing the Given System, our capsule endoscopy platform, with the M2A Small Bowel Capsule for detection of disorders of the small bowel. As of March 31, 2004, we had an installed base of 1,771 Given Systems (including 40 systems provided in connection with clinical trials) and had sold more than 100,000 disposable capsules in over 50 countries worldwide. We recently developed the M2A Esophageal Capsule for use with the Given System for detection of disorders in the esophagus. In May 2004, we formed a strategic marketing and sales alliance with Ethicon Endo-Surgery, a Johnson & Johnson company, to market the M2A Esophageal Capsule following clearance from the FDA. We have also developed the Patency Capsule and system, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract. We launched the Patency Capsule and system in Europe in November 2003 and are conducting clinical trials for the Patency Capsule and system in the United States and, if results are favorable, we plan to pursue FDA clearance.

Disorders of the Gastrointestinal Tract

      The gastrointestinal tract is a series of organs in the body responsible for digesting food. These organs principally include the mouth, esophagus, stomach, small intestine and colon. The following is an illustration of the gastrointestinal tract:

Duodenum

Ileum

Anal canal

Jejunum

Stomach

Esophagus

Oral cavity

Large Intestine

Small
Intestine

      The upper gastrointestinal tract consists of the mouth, esophagus, stomach and duodenum, which is the first portion of the small intestine. The esophagus is an approximately ten inch long tube that connects the throat and the stomach. The stomach is a sac-like organ that produces enzymes to break down food. The small intestine is an approximately 21 foot long hollow organ that is primarily responsible for digesting food. The three parts of the small intestine are the duodenum, the jejunum and the ileum. The small intestine is located in the abdominal cavity between the stomach and the large intestine, or colon. The lower gastrointestinal tract consists of the lower two-thirds of the small intestine (the jejunum and the ileum) and the colon. The colon is the final portion of the gastrointestinal tract and is primarily responsible for absorbing water before waste is excreted.

      The gastrointestinal tract is susceptible to various disorders, including:

•	lesions, or patches of altered tissue, which may be cancerous;

•	inflammatory bowel disease, including Crohn's disease and ulcerative colitis, both of which inflame the lining of the digestive tract;

•	celiac disease, which causes pain and malabsorption triggered by an allergic reaction to gluten in the diet;

•	Gastro-esophageal reflux disease, or GERD, which is the frequent flow-back of acidic stomach content into the esophagus due to an improperly functioning valve between the stomach and esophagus, causing esophagitis, which is inflammation of the esophageal lining, or Barrett's esophagus, a pre-cancerous condition;

•	gastritis, which is inflammation of the lining of the stomach;

•	irritable bowel syndrome, which is a functional disorder characterized by abdominal pain or cramping and changes in bowel function without any organic manifestation;

•	peptic ulcer disease, which occurs when the lining of the esophagus, stomach or duodenum is worn away by stomach acid; and

•	growths, such as tumor or polyps, which may be cancerous.

      Common symptoms of these disorders include heartburn, abdominal pain, bleeding, constipation, diarrhea, anemia, weight loss and nausea.

Current Detection Methods for Gastrointestinal Disorders

      The most common methods for detection of gastrointestinal disorders are endoscopy and radiological imaging for disorders in the small intestine and endoscopy for disorders in the esophagus:

•	Small Intestine Disorders. According to AGA data, approximately 19 million Americans suffer from numerous disorders of the small intestine, including bleeding, Crohn's disease, celiac disease, chronic diarrhea, irritable bowel syndrome and small bowel cancer. Based on SMG Marketing Group research, it is estimated that more than one million diagnostic procedures to examine the small intestine were performed in 2001. Prior to the development of capsule endoscopy, there was no convenient and effective method for visualizing the interior of the entire small intestine. As a result, we believe that many gastroenterologists first examine the colon or stomach before ordering an examination of the small intestine.

•	Esophagus Disorders. GERD is the frequent backward flow, or reflux, of stomach contents into the esophagus due to an improperly functioning valve between the stomach and esophagus. Stomach acid, enzymes and bile irritate the esophagus and cause a wide range of symptoms and complications, most commonly persistent, severe heartburn and chest pain. According to AGA data, an estimated 61 million Americans suffer from heartburn at least once a month and there are approximately 9 million physician office visits each year diagnosing GERD. If left untreated, GERD can lead to ulceration of the esophagus, respiratory problems or esophageal cancer. It is estimated that approximately 10% to 15% of patients with GERD symptoms have Barrett's esophagus, a pre-cancerous condition with an associated risk for esophageal cancer. In the United States alone, according to the American Cancer Society, there are expected to be approximately 14,250 new cases of esophageal cancer in 2004.

Traditional Endoscopy

      A traditional endoscope is a device consisting of a flexible tube and an optical system. There are several types of endoscopic procedures used to identify disorders in the gastrointestinal tract. The basic endoscopic procedures available include:

•	Gastroscopy. In gastroscopy, the physician inserts a gastroscope, which is an approximately 3.5 foot long endoscope, through the patient's mouth. In esophagogastroduodenoscopy, or EGD, the gastroscope passes down the esophagus into the stomach and duodenum for visual examination. In esophagoscopy, only the esophagus is viewed.

•	Colonoscopy. In colonoscopy, the physician inserts a colonoscope, which is an approximately 5.5 foot long endoscope, into the patient's colon through the anus. Colonoscopy is the primary method for detecting disorders of the colon. Because of the increasing awareness of colon cancer, colonoscopy as a screening tool for early detection of colon cancer is becoming more common.

•	Enteroscopy. Enteroscopy involves the visualization of the small intestine using an endoscope. There are two principal methods of enteroscopy:

•	Push enteroscopy. Push enteroscopy involves the insertion of an approximately six foot long push enteroscope into the mouth. Due to the length and curvature of the small intestine, push enteroscopy enables the physician to view only the first one-third of the small intestine. The procedure is lengthy and difficult to perform for both the physician and the patient and is substantially more complicated than gastroscopy.

•	Sonde enteroscopy. Sonde enteroscopy involves the insertion of an approximately nine foot long enteroscope through the nose. A gastroscope is simultaneously inserted into the mouth to assist in placement of the enteroscope through the pylorus, the valve connecting the stomach to the small intestine. The gastroscope is then withdrawn and the balloon at the end of the sonde enteroscope is expanded. The patient is required to stay in bed in the hospital for seven to twelve hours while the sonde enteroscope is drawn through the small intestine by the natural contractions of the gastrointestinal tract. When the tip of the enteroscope reaches the end of the small intestine, the air is released from the balloon and, as the sonde enteroscope is withdrawn through the nose of the patient, the gastroenterologist views images of the small intestine in real time. As a result of the introduction of capsule endoscopy and due to the extreme discomfort resulting from the procedure, sonde enteroscopy is no longer performed in the United States.

      Based on current procedural technology, or CPT, codes, which are used by third-party payors for reimbursement, approximately 2.2 million gastroscopy procedures and 3.2 million colonoscopy procedures covered by Medicare were performed in the United States in 2002. In addition, according to Center for Medicare and Medicaid Services statistics, approximately 57,000 endoscopic procedures relating to the small intestine covered by Medicare were performed in the United States in 2002. We believe that the number of enteroscopic procedures performed annually for detection of small intestine disorders does not reflect the market opportunity for the Given System, which we believe could be substantially higher.

      A traditional endoscope can perform both diagnostic and limited treatment functions. In a traditional endoscopic procedure, the physician is able to control the movement of the endoscope through the gastrointestinal tract, to stop the endoscope and examine more closely a particular area in the gastrointestinal tract and to take a tissue sample or seal a bleeding site using the endoscope. However, traditional endoscopy has some risks and limitations, including the following:

•	Requires sedation. Due to the need to insert a tube through the mouth or anus, a traditional endoscopic examination is typically performed under sedation of the patient due to patient discomfort.

•	Involves potential complications. Potential complications of traditional endoscopic procedures include difficulty in breathing while the tube is inserted in the mouth, perforation or tearing of the intestinal wall, post-procedural infection and vomiting, abdominal swelling, sore throat, diarrhea and cross-contamination resulting from inadequate disinfection of endoscopes. Certain clinical studies have reported that perforation rates range between 0.01% and 1.9% for esophagoscopy, between 0.1% and 0.7% for EGD and between 0.01% and 0.3% for colonoscopy. These studies report that mortality rates range between zero and 0.98% for esophagoscopy, between zero and 0.07% for EGD and between 0.01 and 0.02% for colonoscopy. To date, there have been no confirmed reports of perforation or mortality attributed to the M2A capsule procedure.

•	Causes patient anxiety, discomfort and pain. Many patients are reluctant to undergo traditional endoscopic procedures due to the pain and discomfort associated with having a tube inserted through the mouth or anus.

•	Requires substantial time commitment. Patients undergoing a traditional endoscopic procedure are required to remain in the physician's office or hospital during the procedure. In addition, the effects of the sedation cause the patient to be inactive for several hours following the procedure.

Radiological Imaging

      Radiological imaging is a commonly used method for initial detection of disorders of the small intestine. Radiological imaging is used for detection of disorders of the esophagus only in limited situations, generally where gross structural lesions are suspected. During a radiological imaging examination, the patient swallows a contrast medium (such as barium), which is a dense liquid that coats the internal organs and makes them appear on x-ray film. The procedure produces a series of black and white x-ray images of the lumen, or cavity, of the small intestine.

      A more detailed examination, the double contrast small intestine enema, or enteroclysis, requires insertion of a tube through the mouth or nose, which is then pushed through the stomach and duodenum. High density barium and then methyl cellulose, a gel-like material used to expand the intestine, are injected through the tube into the patient's small intestine prior to a series of x-ray exposures.

      Based on CPT codes, in 2002, Medicare covered more than 2.0 million radiological imaging procedures in the United States to examine the gastrointestinal tract, including approximately 592,000 relating to the throat and esophagus, 419,000 relating to the stomach, 297,000 relating to the colon and 246,000 relating to the small intestine.

      Radiological imaging also has risks and limitations as a diagnostic tool, including the following:

•	Cannot provide direct imaging of the mucosa. Radiological imaging does not provide a detailed view of soft tissue, including the mucosa, or internal layer of the gastrointestinal tract. In addition, radiological imaging does not provide clear visualization of ulcerations or flat malignant lesions. A lesion must have a certain mass and a distinguishable shape in order to be detected by radiology.

•	Has difficulty detecting small pathologies. Radiological imaging has difficulty detecting smaller-sized disorders or pathologies (typically less than five millimeters in diameter). Larger pathologies of up to ten millimeters in diameter can also remain undetected.

•	Has difficulty detecting strictures. Radiological imaging has difficulty detecting strictures which are a three dimensional phenomena, and with a two-dimensional image this is not easily detected and frequently misdiagnosed.

•	Causes patient discomfort. Radiological imaging is uncomfortable for patients, requiring them to drink barium, which has an unpleasant chalky taste. A double contrast procedure is even more uncomfortable due to the insertion of a tube into the body through the mouth or nose. These preparatory measures can induce vomiting, particularly in a double contrast procedure if the injected contrast liquids return to the stomach. In elderly patients, the passage of barium can be difficult and can result in blockage requiring the use of disimpaction techniques. There is some morbidity associated with barium induced blockage in elderly patients.

•	Exposes patient to radiation. Radiological imaging poses increased risks of exposure to ionizing radiation for the patient. A double contrast procedure requires three to five times the amount of radiation to the patient. Tracking the progress of a disorder through repeated radiological imaging increases this risk.

The Given Imaging Solution

      The Given System consists of a miniaturized video camera contained in a disposable capsule, marketed by us as the M2A capsule, that is naturally ingested by the patient and delivers high quality color video images of the inside of the gastrointestinal tract in a painless manner. Capsule endoscopy represents a fundamentally new approach to visual examination of the gastrointestinal tract and provides a solution to many of the shortcomings of other procedures by offering the following benefits:

•	Patient-friendly procedure with no sedation. Capsule endoscopy provides a patient-friendly and painless tool for the diagnosis of patients that present symptoms of suspected disorders of the gastrointestinal tract. Our M2A capsule requires no sedation or patient preparation (other than a typical overnight fast), is easily ingested by the patient and does not use x-rays to produce images. We believe that this patient-friendly solution will increase the number of patients who undergo diagnosis for gastrointestinal disorders, particularly of the small intestine, since existing methods have been intimidating or uncomfortable for many potential candidates.

•	Improved or comparable diagnostic yield. The M2A Small Bowel Capsule is the only test that provides direct imaging of the entire small intestine. By comparison, a push enteroscope accesses only approximately the first third of the small intestine. As a result, clinical trials demonstrate that the Given System has a significantly higher diagnostic yield in detecting disorders of the small intestine when compared to all other modalities, including push enteroscopy and radiological imaging. In addition, as demonstrated through clinical studies and on-going experience with the Given System, a negative finding from the Given System, unlike conventional diagnostic techniques, has significant diagnostic value as it may allow physicians to rule out the existence of certain suspected abnormalities based on this finding thereby avoiding the need to engage in additional costly or inconvenient diagnostic procedures. Initial clinical trials also demonstrate that the diagnostic yield of the Given System in detecting disorders of the esophagus are comparable to the diagnostic yield of traditional endoscopy.

•	Administered on an outpatient basis. The M2A capsule is generally administered in an outpatient setting with a brief visit to the physician's clinic or hospital. In the case of the M2A Small Bowel Capsule, the patient can go about his or her daily routine as the capsule transmits images and other data to the portable data recorder. In the case of the M2A Esophageal Capsule, for which we are currently seeking FDA clearance, the patient will ingest the M2A Esophageal Capsule in a reclining position in the physician's office in a procedure that is expected to take no more than ten minutes. We believe the Given System offers a significant opportunity for gastroenterologists and endoscopy departments to expand their business by increasing the number of procedures performed at their office or facility.

•	Detects small pathologies. Unlike radiological imaging procedures, the M2A capsule provides direct visualization of the intestinal mucosa which allows detailed (up to 0.1 millimeter resolution) visualization of small pathologies. This increases the possibility of detecting and diagnosing at an early stage pathologies that might otherwise go undetected.

•	Natural passage requires no insufflation. Many traditional endoscopic procedures require insufflation, or the forcing of air into the gastrointestinal tract. This process can cause considerable patient discomfort. The Given System does not require insufflation because the M2A capsule is ingested and moves with the natural contractions of the digestive tract. The absence of insufflation allows the M2A capsule to capture images of the gastrointestinal tract in its normal physiological state. This new approach, called “physiological endoscopy,” allows the physician to clearly view the mucosal villi. Additionally, the absence of insufflation removes the effect of air pressure and slowed blood flow that may detract from viewing subtle bleeding sites in the mucosa.

•	Provides convenient digital reporting, storage and remote consulting capabilities. The physician can review the video stream produced by the Given System, either in one session or several separate sessions, without any need to have the patient remain in the office or clinic during the review. The RAPID software allows the physician to save and replay a short video stream in digital format that starts 50 frames prior to the user command and continues 50 frames thereafter. This feature enables a physician to review a particular video sequence at his or her convenience, save specific frames, or attach the thumbnail video file to an e-mail to send to the patient file, to the referring physician or a colleague for consultation.

•	Provides a cost-effective diagnostic tool. We believe that the M2A Small Bowel Capsule endoscopy procedure is more cost-effective from a third party payor perspective than traditional methods. Two economic outcomes studies reported by the Office of Health Policy and Clinical Outcomes of the Thomas Jefferson University in Philadelphia concluded that diagnosing small intestinal bleeding or Crohn's disease using the M2A Small Bowel Capsule procedure is more cost-effective from a third party payor perspective than traditional methods, such as endoscopy and radiology. We believe that the Given System may result in additional cost savings due to the reduction in physician resources and facility costs permitted by the outpatient nature of the M2A Small Bowel Capsule procedure and the potential for earlier diagnosis of disorders, allowing earlier therapeutic intervention or other change in patient management.

      The Given System also has some limitations. The M2A capsule moves naturally through the gastrointestinal tract; consequently, the capsule's passage is not controlled by the physician who cannot stop or steer the capsule for close-up detailed viewing of suspected disorders. In addition, the Given System, unlike a traditional endoscope, cannot take biopsies or be used for minor surgical procedures, such as cauterizing bleeding sites in the gastrointestinal tract. While endoscopes may be used in patients with obstructions or strictures in the gastrointestinal tract, the M2A capsule may not pass naturally through the gastrointestinal tract of patients with obstructions or strictures, and accordingly the Given System is not recommended for use in these patients.

Our Products

The Given System

      The Given System consists of three principal components:

      M2A capsule.

      The M2A capsule is a miniaturized disposable video camera encased in a plastic shell approximately 11 millimeters in diameter by 26 millimeters in length which incorporates a specially developed imaging device based on complementary metal oxide semiconductor, or CMOS, technology. Other components include a lens, white-light emitting diodes for illumination, an application-specific integrated circuit device for image transmission, low-power silver oxide batteries, a coiled antenna and other discrete electronic components. Until its use, the M2A capsule is stored in a hermetically sealed package. Before the patient ingests the capsule, the package is opened and the removal of the capsule from the package activates a magnetic switch that commences the video transmission.

      After the patient ingests the M2A capsule with a small amount of water, the capsule passes naturally through the gastrointestinal tract. The M2A capsule is excreted naturally from the body, usually within a day or two, without pain or discomfort. There is no need to retrieve the capsule after passage.

      To date, we have developed M2A capsules designed for the diagnosis of disorders in two areas of the gastrointestinal tract, the small bowel and the esophagus:

•	M2A Small Bowel Capsule—Our initial capsule for the Given System was the M2A Small Bowel Capsule for diagnosis of disorders of the small intestine. The M2A Small Bowel Capsule transmits images at a rate of two images per second for approximately eight hours, resulting in approximately 50,000 images, at which time the battery power is depleted and recording ceases. At its launch in 2001, it was primarily used for the diagnosis of suspected bleeding of the small intestine. Today, we believe that the M2A Small Bowel Capsule is increasingly being used for the diagnosis of other disorders of the small intestine, including suspected Crohn's disease.

•	M2A Esophageal Capsule—We have developed the M2A Esophageal Capsule for diagnosis of patients suffering from esophageal disorders, such as GERD. The M2A Esophageal Capsule, for which we are currently seeking FDA clearance, contains an imaging device and light source at both ends of the capsule and is designed to take 14 images per second as it passes down the esophagus. The patient will ingest the M2A Esophageal Capsule in a reclining position in the physician's office. The whole procedure is expected to take no more than ten minutes. We have granted exclusive marketing rights to Ethicon Endo-Surgery, a Johnson & Johnson company, to market the M2A Esophageal Capsule following clearance from the FDA. We currently expect to release the M2A Esophageal Capsule before the end of this year following clearance from the FDA.

      Data recorder and sensor array

      After ingestion by the patient, the M2A capsule transmits images and other data to an array of antennae that are secured to the abdomen with adhesive pads, and connected to a proprietary wireless data recorder. In the case of the M2A Small Bowel Capsule, the recorder is worn on a belt around the waist of the patient for approximately eight hours, allowing the patient to continue with regular activities.

      Computer workstation with proprietary RAPID software

      After the recording ceases, in the case of the M2A Small Bowel Capsule, the patient returns the recorder to the physician's office at his or her convenience, where it is connected to the Given computer workstation, our capsule endoscopy platform, for uploading of the images and data captured during the test. Our proprietary RAPID software then processes the images and other data received from the capsule. Our RAPID Booster system, introduced in 2003, speeds up the time required for downloading information from portable data recorders and allows physicians to download information from multiple data recorders at a time. The RAPID software also includes a number of proprietary algorithms relating to the speed of processing imaging data, as well as to the visual presentation of this data. After processing the images the Given workstation generates a video stream of the images for viewing by the physician. While reviewing the video images, the physician can save certain sections of the video stream into “thumbnails,” which are short video streams that start 50 frames prior to the user command and end 50 frames later. The physician can therefore review the video sequence carefully, save specific frames for the patient file, or attach the short video file to an e-mail in order to send to the referring physician or consult with a colleague. The “multiview,” a feature of our RAPID software provides users with two viewing windows, permitting them to view two sets of images simultaneously, thereby accelerating review speed and reducing overall review time. In addition, the RAPID software contains a suspected blood indicator which automatically marks images that correlate with the existence of suspected bleeding. We also provide our users with the RAPID Reader, which is a version of the RAPID Workstation software that can be installed on a standard laptop computer, allowing the physician to review RAPID videos at any time and place as convenient.

The Patency System

      In November 2003, we launched our Patency System in Europe, a simple and prep-less procedure designed to enable physicians to determine whether there are obstructions or strictures in the gastrointestinal tract. The Patency System consists of the M2A Patency capsule, a dissolvable capsule the same size as the M2A capsule (i.e., approximately 11 millimeters in diameter by 26 millimeters in length) with a radio frequency identification, or RFID, tag packed in a lactose and barium powder, and a hand-held scanner. The M2A Patency capsule is ingested by the patient and allows physicians to confirm free passage in a patient's gastrointestinal tract by detecting obstructions or strictures. The reusable component of the Patency System is a hand-held Patency Scanner, which detects the signal from the RFID tag. If the scanner indicates that the tag is located in the patient's body, an obstruction preventing the passage of the M2A Patency capsule may exist. If the M2A Patency capsule remains in the body, it starts dissolving after 40 hours into small fragments that are naturally excreted. Since the capsule contains barium, in those instances where the M2A Patency capsule is not excreted after ingestion, the physician may detect its exact location within the body using fluoroscopy.

      We are conducting clinical trials for the Patency System in the United States and, if results are favorable, we plan to pursue FDA clearance. We have obtained authorization to affix the CE mark to the Patency System, which allows us to market the Patency System in the member countries of the European Union, and we have also obtained regulatory clearance to market the Patency System in Australia.

Strategy

      Our goal is to be the premier company worldwide for diagnostics of the gastrointestinal tract and to establish the Given System as the first line standard of care for the diagnosis of disorders in the gastrointestinal tract. In order to accomplish this objective, we plan to:

•	Develop additional capsules to address all parts of the gastrointestinal tract. Our goal is to continue to develop additional capsules to expand the use of our technology platform to detect disorders throughout the gastrointestinal tract. We intend to design these capsules to work with the existing Given System workstations using enhanced versions of our RAPID software. We commenced marketing the M2A Small Bowel Capsule as the only naturally-ingestible device that provides a convenient and patient friendly means of visualizing the interior of the entire small intestine. We recently submitted an application to the FDA for clearance to market the M2A Esophageal Capsule for the detection of disorders of the esophagus. We believe that the M2A Esophageal Capsule can serve as a convenient and patient-friendly first line diagnostic tool to diagnose patients with suspected esophageal disorders and to screen patients at risk for esophageal cancer, while avoiding the discomfort and risk of perforation present in esophageal endoscopy. We also believe that the stomach and colon present meaningful opportunities for internal, non-invasive diagnostic procedures using specially designed capsule endoscopes. We are engaged in research and development activities to develop capsules for these parts of the gastrointestinal tract and, subject to the successful development of these capsules and positive results from clinical trials, we intend to pursue regulatory clearance in the United States and elsewhere to market capsules for use in the stomach and colon.

•	Grow the installed base of Given Systems and increase capsule utilization rates. We are devoting substantial resources to expanding the installed base of Given Systems and increasing capsule utilization rates, which represent a high margin, recurring revenue stream. In order to increase the installed base of Given Systems, we intend to continue to sponsor clinical trials to demonstrate the clinical and economic benefits of capsule endoscopy in the diagnosis of a variety of indications in the small intestine and other parts of the gastrointestinal tract. Our marketing approach is focused on educating physicians and patients about the benefits and efficacy of the Given System. We believe that we can continue to grow our revenues and maintain strong gross margins by increasing capsule utilization rates. The percentage of our revenues derived from sales of M2A capsules has increased from 28.7% in 2001 to 56.4% in 2003 and the percentage of our capsule revenues derived from reorders has increased from 54.4% in 2001 to 87.7% in 2003. We also believe that we can increase capsule utilization by continuing to add additional features to our RAPID software, such as our suspected bleeding indicator and “multiview” feature of our RAPID software with two viewing windows, which assist physicians in reducing image viewing time.

•	Continue to pursue reimbursement for existing and new indications, and for use of the Given System as a primary diagnostic tool. We believe that a significant factor in increasing overall system sales and capsule utilization rates and gaining broader acceptance for capsule endosopy among physicians is expanding the range of indications for which reimbursement is available. Currently, reimbursement coverage for approximately 57% of the total population of 221 million worldwide covered by the M2A Small Bowel Capsule is limited to diagnosing suspected small intestinal bleeding and only after a previous procedure, such as endoscopy or radiology, has been performed. There has recently been an increase in reimbursement coverage for other disorders of the small intestine, such as suspected Crohn's disease, a significantly more prevalent disorder than small intestinal bleeding, as well as for suspected small bowel tumors and other small bowel pathologies. We intend to continue to work with third party payors to educate them on the clinical and economic benefits of the Given System, as well as the efficiency of the Given System in diagnosing a wider range of disorders of the gastrointestinal tract.

•	Enhance the features and functionality of our products. Using our design experience, clinical data and image data bank obtained as a result of capsule usage, we intend to continue to introduce new features and functionality to improve the Given System and enable physicians to administer the M2A capsule more efficiently. Since the launch of the Given System and M2A Small Bowel Capsule in 2001, we have introduced two new versions of our RAPID software, adding features such as a localization indicator to assist physicians in determining the location of capsule images, a suspected bleeding indicator that marks images that correlate with the existence of suspected bleeding and other features designed to accelerate physician viewing time. We believe that, by continuing to enhance the features and functionality of our products, physicians will increasingly favor the Given System over traditional diagnostic methods for the gastrointestinal tract.

•	Strengthen our intellectual property portfolio. We believe that our strong intellectual property portfolio will assist us in maintaining our competitive position. As of March 31, 2004, we had 11 issued patents consisting of 6 patents in the United States, 2 patents in Israel, 2 patents in Australia and one patent in France, and approximately 238 patents pending in these and other jurisdictions. We intend to continue to invest in research and development and to seek patent protection in key jurisdictions for our optical imaging and other innovations relating to the M2A capsule, the workstation and the data recorder.

Clinical Studies

      To demonstrate the clinical and economic benefits of the Given System, the M2A Small Bowel Capsule has been tested in clinical studies sponsored by us and by independent third parties. Initially, our clinical trials focused on patients suffering from suspected bleeding in the small intestine. Subsequent clinical trials have focused more on evaluating the performance of the M2A Small Bowel Capsule in detecting other disorders of the small intestine such as Crohn's disease, malabsorption (such as celiac disease), mucosal injuries induced by long-term use of NSAIDs (non-steroidal anti-inflammatory drugs, such as aspirin) and the performance of the M2A Small Bowel

Capsule in children. We intend to sponsor clinical trials to cover other potential indications for the Given System, such as chronic diarrhea, unexplained abdominal pain and chronic constipation.

      The results of these clinical studies to date have demonstrated that the Given System has a significantly higher diagnostic yield in the detection of disorders of the small intestine than comparative methods, such as push-enteroscopy, gastroscopy, colonoscopy, radiological examinations, such as barium follow-through, enteroclysis, computerized tomography (CT) and angiography. Many of the investigators conducting these studies have presented their results at major gastroenterology meetings or submitted them for publication in peer-reviewed medical journals. Accordingly, the number of presentations and publications of studies evaluating the Given System is constantly growing. As of May 15, 2004, 173 articles, editorials and case reports had been published in peer reviewed journals and 333 scientific presentations had been made at national and international gastroenterology meetings. We believe that these presentations and publications assist our marketing and educational efforts and support our efforts to obtain new reimbursement coverage policies and expand existing policies.

      In 2003, the FDA agreed to remove the adjunctive labeling which originally accompanied its clearance of the Given System in 2001, with the result that the M2A Small Bowel Capsule can now be marketed in the United States as a standalone or “first line” tool for the detection of abnormalities of the small intestine. The FDA's decision was based on data we submitted showing an analysis of the results of 32 clinical studies involving 691 patients with various suspected disorders of the small intestine. A summary of the findings of these clinical studies is as follows:

•	All of the patients underwent numerous previous diagnostic techniques. The average number of previous procedures per patient was 7.9. These procedures included colonoscopy, gastroscopy, push-enteroscopy, small bowel barium series, computerized tomography, CT, abdominal x-ray, angiography, nuclear medicine and twelve patients underwent inter-operative enteroscopy.

•	In 48.9% of the cases, the M2A capsule detected new findings not detected by the comparative method of diagnosis, in 22.6% of the cases both the M2A Small Bowel Capsule and the comparative method detected findings, in 9.7% of the cases both the M2A Small Bowel Capsule and the comparative method did not detect any findings, and in 18.7% of the cases, the comparative method detected findings not detected by the M2A Small Bowel Capsule. In total, the M2A Small Bowel Capsule made a diagnosis in 71.5% of the patients compared to 41.3% in the comparative methods.

      The M2A capsule is not recommended for use by patients who have known or suspected gastrointestinal obstructions, narrowing, and certain other abnormalities, such as swallowing disorders. In these cases, the M2A capsule can potentially become blocked from natural excretion, requiring hospitalization and in some cases surgery may be required to remove it. In the course of our clinical studies to date, we received reports of seven cases from a total population of 937, or 0.75%, in which the individuals had obstructions or narrowing and, as a result, the capsule did not pass naturally. In all these cases, either the condition was known to the physician and the capsule was administered to collect information prior to a scheduled surgery or the condition had not previously been detected and eventually would have required surgery for treatment. In all cases, the capsule was removed without incident and the symptoms associated with the condition causing the blockage were resolved with the help of the data provided by the capsule. In a recent study of M2A Small Bowel Capsule ingestions in the United States from August 2001 to September 2003, we estimated that the total number of M2A Small Bowel Capsule ingestions in the United States was approximately 37,530. We received reports of 35 cases, or 0.09%, of these ingestions where the capsule did not pass naturally. In 22 of these cases, the subject was diagnosed with Crohn's disease. In 13 of the 35 cases, the M2A Small Bowel Capsule was removed during surgery to treat the disease and in two cases the capsule was removed using laparoscopy, totaling surgical intervention in 15 patients, or 43%, of retained capsules or 0.04% of total ingestions. In five patients the capsule was retrieved by conventional endoscopy. Of the remaining 15 patients, seven either excreted the capsule naturally without any treatment or did so following the administration of steroids or laxatives, six remained asymptomatic and are still subject to follow-up and two were contraindicated for intervention due to terminal disease. In total, 57% of the patients with retained capsules did not require surgical intervention or remained asymptomatic for more than 12 months and the capsule provided a definitive diagnosis for all patients for whom the capsule did not pass naturally. To date, there have been no confirmed reports of perforation or mortality attributed to the M2A capsule procedure. On May 20, 2004, an Israeli newspaper reported that an Israeli citizen had died several days after swallowing one of our capsules. The Israeli Ministry of Health has subsequently appointed a committee of inquiry to investigate this incident. We do not believe, and the article did not assert, that there was a connection between the death and our product.

We have also conducted clinical feasibility trials to compare the M2A Esophageal Capsule to traditional endoscopy in the detection of esophageal disorders. The first trial involved 17 patients in Israel with GERD symptoms. The patients were examined first using the M2A Esophageal Capsule followed by traditional endoscopy on the same day performed with a gastroscope. In this trial, 12 of the 17 patients had positive esophageal findings using the gastroscope. The M2A Esophageal Capsule identified esophageal pathologies in the same 12 patients, as well as in one additional patient. The patients ingested the M2A Esophageal Capsule without difficulty and no adverse events were reported. The investigators concluded that the M2A Esophageal Capsule is a convenient, patient-friendly, sensitive method for visualization of esophageal disorders and may provide an effective method to screen patients for Barrett's esophagus, a pre-cancerous complication of GERD. They noted that further studies are required to statistically confirm the trial results and to confirm that additional positive findings identified by the capsule, but missed by traditional endoscopy, are true positives. Similar results were obtained in a subsequent 80-patient multi-center study, and were submitted to the FDA in connection with our application for clearance to market the M2A Esophageal Capsule.

Marketing and Distribution

      Direct and indirect marketing and distribution

      We market and sell our products in over 50 jurisdictions in North America, Europe, Latin America and the Asia Pacific region, Europe, Latin America and North America using either direct or indirect sales, depending on the size of the market and local market conditions. Currently, we market the Given System directly in Australia, France, Germany and the United States through approximately 100 sales and marketing personnel employed by our subsidiaries in each of those jurisdictions. In the United States, which accounted for 65% of our revenues in 2003, we market our products through our wholly-owned subsidiary, Given Imaging, Inc., located in Norcross, Georgia. As of March 31, 2004, our direct sales force in the United States consisted of a director of sales, five regional managers, 27 sales representatives, four capsule endoscopy clinical specialists and an educational director.

      In May 2002, we entered into an agreement with Marubeni Corporation and Suzuken Co., Ltd. for the purpose of investing in Given Imaging KK, a Japanese subsidiary established to commercialize the Given System in Japan. Marubeni is one of Japan's largest trading companies and Suzuken is Japan's largest pharmaceutical distributor. Marubeni and Suzuken together invested an aggregate of $4.3 million in Given Imaging K.K. in consideration for an aggregate 49% interest and we retained a 51% controlling interest. Given Imaging K.K. has conducted clinical trials and has submitted the results to the Japanese Ministry of Health, Labor and Welfare for the purpose of obtaining clearance to market the Given System in Japan. Suzuken has been appointed by Given Imaging K.K. as its exclusive distributor in Japan.

      Sales to our local distributors worldwide accounted for approximately 18% of our revenues in 2003. Under the terms of our distribution agreements, we generally grant to one distributor in each particular country or region the right to market the Given System for an initial period of approximately three years. During this period, the distributor is required to meet minimum sales targets set out in the distribution agreement. To date, we have changed a number of our distributors due to failure to meet minimum sales targets. Following the expiration of the initial period, the distribution agreement with each distributor is automatically renewed, unless we or the distributor give six months prior written notice. We and each distributor have agreed to negotiate in good faith minimum sales targets during any renewal period. During 2003, we extended the term of those distributors whose initial term had expired for an additional two years, subject to an adjustment to the minimum sales target. Each distributor is responsible for obtaining and maintaining any regulatory approvals or registrations required to sell the Given System in that distributor's sales territory. Each distributor is also responsible for preparing and submitting to us for our approval a marketing plan for the Given System in that distributor's sales territory. After receiving our approval of the marketing plan, each distributor is responsible for implementing the marketing plan and for conducting sponsored marketing clinical trials in its sales territory.

      Our marketing strategy is to achieve market penetration by marketing to gastroenterologists and hospitals. We focus on educating physicians at trade shows and scientific meetings and offering workshops, courses, videos and seminars. In 2003, the American Society of Gastrointestinal Endoscopy and the American College of Gastroenterology began holding training courses on capsule endoscopy, which helped to expand the knowledge of participating physicians and which we believe provided an independent endorsement of the clinical value of the Given System. In addition, we initiated and sponsor the International Conference on Capsule Endoscopy, or ICCE, an annual, global scientific meeting dedicated to presentations and discussions of the most recent advances in the field of capsule endoscopy. The interest and activity surrounding this conference has grown rapidly since its launch. At the third ICCE which took place in March 2004 in Miami, more than 90 papers were presented before more than 300 physicians from 30 countries. These conferences serve as a basis for establishing a community of physicians who utilize the Given System and accelerate the dissemination of new clinical data. At the Digestive Disease Week conference in May 2004, the largest annual conference for physicians, researchers and academics in the fields of gastroenterology, heptology, endoscopy and gastrointestinal surgery, there were 106 presentations or talks on capsule endoscopy, including a full session dedicated specifically to capsule endoscopy.

      Another component of our marketing strategy is to implement web-centered marketing through our web site that will provide physicians with a virtual image atlas, an updated listing of courses, clinical papers and material on clinical studies. In 2002, we launched the “OrderWIN” (Order When I Need), an on-line ordering module in our website through which our customers in the United States can order M2A capsules and accessories. In the first quarter of 2004, online orders received via OrderWIN totaled $777,000. We also significantly expanded our on-line image atlas, which now contains hundreds of images of different pathologies, which physicians may use as a reference. As of March 2004, our web-based community of “Given Members” consisted of more than 8,400 members to whom we provide updates about our products and activities, and gastroenterology in general.

      Strategic Marketing and Sales Alliance with Ethicon Endo-Surgery

      On May 11, 2004, we entered into an exclusive sales representation and co-promotion agreement with Ethicon Endo-Surgery, a Johnson & Johnson company. InScope, a business division of Ethicon Endo-Surgery established to market products to the gastroenterology market, will have exclusive rights to market our M2A Esophageal Capsule following clearance from the FDA. We currently expect to release the M2A Esophageal Capsule before the end of this year. Under the agreement, we retain responsibility for regulatory approval, manufacturing, supply chain management, order invoicing and processing, collections, technical support and on-site system service. InScope is responsible for sales, marketing and promotion, as well as efforts to establish reimbursement policies for the M2A Esophageal Capsule. InScope will collaborate with us to expand the installed base of the Given System, which is our platform for the M2A Esophageal Capsule, the M2A Small Bowel Capsule and other capsules which we are developing.

      Under the terms of the agreement, we will receive a milestone payment of up to $10 million upon FDA clearance for the M2A Esophageal Capsule and may receive additional payments of up to $40 million by February 2007, contingent on performance criteria applicable to both parties. We will pay InScope a commission for all sales of workstations and portable data recorders and for all sales of M2A Esophageal Capsules. We retain sole ownership of the intellectual property associated with the Given System, the M2A capsule and any future innovations that we make. Subject to achieving specified minimum sales targets and meeting certain conditions, the exclusive term of the agreement will continue for up to 11 years followed by a four-year co-exclusive transition period with us. The alliance initially is worldwide, excluding Japan. Territories other than the United States may subsequently be excluded if InScope so elects by the end of 2004, or if the parties have not agreed to commercial terms relating to such territories by the end of March 2005. InScope has the right to terminate the agreement if we do not receive FDA clearance for the M2A Esophageal Capsule before July 1, 2005, or if the level of reimbursement set by the Center for Medicare and Medicaid Services for the M2A Esophageal Capsule is not acceptable to it, in which latter case we are permitted to keep any milestone payments made to us prior to termination. In addition, after the fifth year of the agreement, InScope is permitted to terminate the agreement upon payment of a termination fee to us.

Manufacturing

      We purchase both custom and off-the-shelf components from a number of suppliers. Except as described below, the components and services we purchase can be obtained from more than one supplier, although in some cases lead-time may be required in order to change suppliers.

M2A Capsule

      The manufacture of the M2A Small Bowel Capsule is a complex process involving a number of separate processes and components. Our manufacturing process consists primarily of assembling externally purchased components and sub-assemblies in an environmentally controlled area. After assembly, each M2A Small Bowel Capsule is inspected and packaged.

      We manufacture the M2A Small Bowel Capsule at our facilities in Yoqneam, Israel using two semi-automated production lines, one of which we purchased from Pemstar, Inc., a U.S. electronics manufacturing service and equipment company, and which have a combined capacity to manufacture approximately 350,000 M2A Small Bowel Capsules per year. During 2003, we manufactured approximately 55,000 M2A Small Bowel Capsules, substantially all of which were produced on these semi-automated production lines. For backup purposes, we have also installed a third semi-automated production line at Pemstar's facilities in Ireland, which has a capacity to manufacture an additional 180,000 M2A Small Bowel Capsules per year.

      Pemstar has agreed to sell additional semi-automated production lines to us for $913,000 each which Pemstar will be required to deliver to us within 12 weeks of our purchase order. Each semi-automated production line is required to have the capacity to manufacture at least 15,000 M2A capsules per month in 3 shifts. We may also order one or more fully-automated production lines at any time prior to January 2005, which must be delivered to us within 36 weeks of our purchase order. Under our agreement with Pemstar, each fully-automated production line is required to have the capacity to manufacture at least 75,000 M2A capsules per month in 2 shifts. Pemstar is responsible for the design, manufacture, installation and testing of each production line, and for training our personnel to operate the production lines. We believe we have adequate capacity to manufacture capsules needed to satisfy estimated demand through 2005 and if needed, we believe we can install additional production lines in six months or less.

      In June 2002, we also entered into a one year non-exclusive technical services agreement with Pemstar, pursuant to which Pemstar is providing us with technical services relating to the manufacture of the M2A capsule on the semi-automated production line we purchased from Pemstar. These services include supervising the operation and maintenance of the production lines for the M2A capsule and purchasing the components necessary to produce the M2A capsule, either through us or directly from the suppliers. Pemstar is required to deliver to us each month the number of M2A capsules that we specify in a purchase order to be provided to it three months in advance. In consideration for providing these services to us, we pay monthly to Pemstar a fixed amount for each functional M2A capsule that is delivered to us. This amount decreases as the volume of M2A capsules produced increases. Although the initial term of the agreement has expired, we have continued to receive technical services from Pemstar and we are currently negotiating the terms of an extension to the agreement. Should we decide not to extend the term of the technical services agreement, we believe that we possess the necessary expertise to operate and maintain the production line for which the services are provided. We perform all supervisory, operational and maintenance functions for the second semi-automated line in our manufacturing facility in Yoqneam, Israel, without Pemstar's assistance.

      We intend initially to operate a new semi-automatic production line for the M2A Esophageal Capsule, which we currently expect will be ready for operations in the third quarter of 2004. We also plan to install a backup semi-automatic production line for the M2A Esophageal Capsule at Pemstar's facilities in Ireland. This will require the approval of the office of the Chief Scientist of the Ministry of Industry and Trade and may increase royalties payable to the Office of the Chief Scientist.

      There are single-source suppliers for two key components of the M2A capsule:

•	Micron Technology, Inc., by and through its Micron Imaging Group and other wholly-owned subsidiaries, supplies the imaging sensor that is integrated into the M2A capsule. Under our contract with Micron, Micron may not offer the imaging sensor as a standard catalog part. In the event that Micron ceases operations or enters into liquidation, we are entitled to receive all information necessary to manufacture the sensor upon the payment of reasonable royalties to be agreed upon with Micron Technology. We understand that Micron Technology currently subcontracts the manufacturing of the sensor to an Israeli company. In November 2002, we entered into a development and manufacturing agreement with Micron with respect to enhancements to our existing imaging sensor. The agreement is for an initial term of five years with an option to extend that term by mutual agreement. Pursuant to this agreement, Micron has agreed to develop enhancements to the sensor based on specifications that we provide. We have agreed to purchase the enhanced sensor only from Micron and Micron has agreed to sell the sensor exclusively to us. The agreement permits Micron to disregard the exclusive sales requirement if we fail to purchase agreed-upon minimum quantities of Micron's sensors. Pursuant to the agreement, we have also agreed with Micron to cooperate in our mutual efforts to market the product.

•	Asicom Technologies, an Israeli company, currently supplies the transmitter that is integrated into the M2A Small Bowel Capsule. We entered into an agreement with Asicom in December 1998 pursuant to which Asicom developed for a fee a transmitter based on specifications that we provided to it. Under the agreement, we order the transmitter from Asicom on a purchase order basis. We are, however, transitioning the supply of the transmitter to another supplier, Zarlink Semiconductor, and we currently expect that Zarlink Semiconductor will fulfill substantially all of our future needs for transmitters for the M2A Small Bowel Capsule and the M2A Esophageal Capsule. We have submitted initial purchase orders to Zarlink Semiconductor and expect to begin receiving transmitters from Zarlink Semiconductor in July 2004. Under our agreement, we have agreed to purchase a minimum quantity of transmitters during the first 36 months following the development and testing phase, and if we fail to do so we must make certain payments to Zarlink Semiconductor in respect of the shortfall. After this initial 36-month period, Zarlink Semiconductor may terminate the agreement on six months notice if we do not order a minimum quantity of transmitters in each subsequent 12-month period, subject to our right to submit a final purchase order. The agreement also includes non-compete provisions prohibiting Zarlink Semiconductor from selling the transmitters to other parties and, for a certain period of time following termination of the agreement, from transferring any of the intellectual property and design specifications associated with the development of the transmitter to any potential competitors in our market. The initial term of the agreement expires in April 2007, subject to earlier termination in certain circumstances, with the option to extend annually thereafter for up to five years.

      We believe that we would be able to arrange substitute sources of supply for these two components in approximately a one-year lead time. We believe that if we need to find a substitute source of supply, our inventory of components and finished products, together with our right to submit final purchase orders prior to termination of our agreements with Micron and Zarlink Semiconductor, is sufficient to continue sales of the Given System for all or most of the lead-time period.

Portable Data Recorder, Sensor Array and RAPID Booster system

      We designed our portable data recorder, sensor array and RAPID booster system. They are manufactured externally and assembled and tested at our facilities. We are establishing a backup facility at Pemstar's facilities in Ireland for testing the data recorder and sensor array.

Computer Workstation

      Our computer workstation is an off-the-shelf computer workstation pre-loaded with our proprietary RAPID software and integrated software that together allow us to service the workstation from remote locations through standard telephone connections.

Manufacturing facilities and disaster-preparedness

      In order to maintain our special tax benefits under our approved enterprise status, we are required to conduct our manufacturing and a majority of our subcontracting in specific locations in Israel. We currently plan to continue these practices as we increase our manufacturing capacity. For more information, see “Taxation and Government Programs—Israeli Tax Considerations and Government Programs—Taxation of Companies—Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

      We have also taken the following measures for disaster-preparedness:

•	We have installed a backup semi-automatic production line at the facilities of Pemstar, Inc. in Ireland, with a capacity to manufacture approximately 180,000 M2A Small Bowel Capsules per year. We believe that the line can be operational upon 60 days notice.

•	Our policy is to hold approximately six weeks inventory of finished products at our offices in Israel, Sydney, Hamburg, Paris and Norcross, Georgia.

•	We maintain backup copies of all production files, original certifications and all proprietary software masters outside of Israel.

      The FDA requires us to adhere to the Quality System Regulation which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process. Our quality system has passed three audits pursuant to the Medical Devices Directive of the European Union, the International Standard Organization's standard ISO 9001 and EN 46001, a European quality standard setting forth requirements for medical device manufacturers that are more specific than the general requirements specified in ISO 9001. These quality standards contain requirements that are generally similar to the Quality System Regulation required by the FDA. However, we have never been through a Quality System Regulation inspection by the FDA and cannot assure you we would pass such an inspection.

Intellectual Property

      An important part of our product development strategy is to seek, when appropriate, protection for our products and proprietary technology through the use of various United States and foreign patents and contractual arrangements. We intend to prosecute and defend our proprietary technology aggressively.

      We acquired the rights to our first issued U.S. and Israeli patents in January 1998 under a technology purchase and license agreement with Rafael-Armament Development Authority. See

“Certain Relationships and Related Party Transactions.” These patents expire in January 2014 and January 2015, respectively. We hold nine additional issued patents in Australia, France, Israel and the United States covering different elements of our technology. These patents expire between July 2014 and August 2022. As of March 31, 2004, we had 100 priority applications relating to various elements and functions of our product and its enhancements.

      We seek to protect our product names and logos through trademark use and registration in the United States and other countries. The GIVEN design, GIVEN, M2A, ORDERWIN, ORDER WHEN I NEED, RAPID, M2A CAPSULE, M2A IMAGING CAPSULE, M2A THE NATURAL WAY and FINGERS HOLDING A CAPSULE design, are our registered trademarks in the United States and are either registered, pending or used in other jurisdictions.

      In March 2004, the U.S. Patent and Trademark Office notified us that it would conduct a reexamination of some of the claims in one of our U.S. patents in the U.S. Patent and Trademark Office pursuant to a request submitted by Olympus Corporation. For more information, see “—Legal Proceedings.”

Competition

      We consider the competition for our product to be existing technologies for detecting gastrointestinal disorders and diseases, including traditional endoscopy and radiology. Our success depends in large part on convincing physicians to adopt the Given System over current technologies.

      Three companies control the major portion of the worldwide gastrointestinal endoscopy market. These companies, Olympus, Pentax and Fujinon, have marketed and sold flexible endoscopic equipment for many years and may be developing capsule technology that competes with ours. These companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for medical instruments to gastroenterologists. We are aware of research and development efforts by some of these companies and other individuals and companies to develop imaging capsules or other minimally invasive imaging techniques. In addition, a government-funded consortium in South Korea announced in early 2003 that it has developed and animal-tested a wireless imaging capsule, although they have not announced further progress since then.

      In addition, there are several companies focused on radiological diagnostics that provide x-ray machines and other imaging products used for barium series radiological examinations. These companies include but are not limited to Siemens Medical Solutions, Toshiba Corporation, General Electric Medical Systems, Shimadzu Corporation, Philips Medical Systems and Trex Medical Corporation.

      In addition to competition from products performing similar clinical functions to the Given System, there is also competition for the limited capital expenditure budgets of customers. For example, another capital equipment item for gastroenterology that is priced similarly to our system may compete with our system for the same hospital capital budget, which is typically limited, and therefore the potential purchaser may be required to choose between the two items of capital equipment.

U.S. Government Regulation

FDA Clearance and Regulation of the Given System

      In August 2001, we received clearance from the FDA to market the Given System in the United States for adjunctive use in the detection of abnormalities of the small intestine. In 2003, based on review of a meta-analysis of data from 32 studies in a total of 691 patients, the FDA approved the removal of the adjunctive labeling, with the result that the Given System and M2A Small Bowel Capsule can now be marketed in the United States as a standalone tool for the detection of abnormalities of the small intestine. We received two further clearances from the FDA during 2003, first for a suspected blood indicator, a new feature of the Given System which automatically marks images that contain the color red and which therefore correlate with the existence of suspected bleeding, and the second for use of the M2A Small Bowel capsule in children aged 10 through 18.

      After the FDA clears a device, such as the Given System, for commercial distribution, numerous regulatory requirements apply. These include the Quality System Regulation; the FDA's general prohibition against promoting products for unapproved or “off-label” uses, and the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur. Accordingly, we are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements. Compliance with these requirements can be costly and time-consuming. If the FDA finds that we have failed to comply, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions including fines, injunctions and civil penalties, refusal of our requests for 510(k) clearance or premarket application approval of new products, and withdrawal of 510(k) clearance or premarket application approvals already granted.

FDA Clearance and Regulation of the Future Products

      Any new medical device that we wish to commercially distribute in the United States will likely require either 510(k) clearance or premarket application approval from the FDA prior to commercial distribution. 510(k) clearance or amendment to premarket application is also required when a change is made to a legally marketed device or to expand the product label.

      510(k) Clearance Process. To obtain 510(k) clearance, an applicant must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a “predicate device”—either a previously 510(k) cleared device or a preamendment device for which the FDA has not called for premarket applications. The FDA's 510(k) clearance process usually takes from four to 12 months, but it can last longer. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could even require a premarket application approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with the determination, the agency may retroactively require the manufacturer to seek 510(k) clearance or premarket application approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket application approval is obtained. We have applied for FDA clearance of the M2A Esophageal Capsule under the 510(k) clearance process.

      De Novo Classification. If the FDA denies 510(k) clearance of a device because it is novel and an adequate predicate device does not exist, the “de novo classification” procedure can be invoked based upon reasonable assurance that the device is safe and effective for its intended use. This procedure approximates the level of scrutiny in the 510(k) process but may add several months to the clearance process. If the FDA grants the request, the device is permitted to enter commercial distribution in the same manner as if 510(k) clearance had been granted. We received our original FDA clearance for the Given System pursuant to the de novo classification procedure which is intended for novel but low risk devices. Our application for clearance under the de novo classification procedure included clinical data from a nonsignificant risk study. We cannot assure you that future studies of the Given System in the United States will be eligible for the same abbreviated regulatory treatment.

      Premarket Application Approval Process. If the FDA denies 510(k) clearance for a product, and denies de novo classification, the product must follow the premarket application approval process, which requires proof of the safety and effectiveness of the device to the FDA's satisfaction. A premarket application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. After approval of a premarket application, a new premarket application or premarket application supplement is required in the event of a modification to the device, its labeling or its manufacturing process. The premarket application approval pathway is much more costly, lengthy and uncertain. It generally takes from one to three years or longer.

FCC Clearance and Regulation

      Because the Given System includes a wireless radio frequency transmitter and receiver, it is subject to equipment authorization requirements in the United States. The U.S. Federal Communications Commission, or FCC, requires advance clearance of all radio frequency devices before they can be sold or marketed in the United States. These clearances ensure that the proposed products comply with FCC radio frequency emission and power level standards and will not cause interference. We received an equipment certificate from the FCC in March 2001 based on the current system design and specifications for the Given System. Any modifications to the Given System may require new or further FCC approval before we are permitted to market and sell a modified system, and it could take several months to obtain any necessary FCC approval.

Anti-Kickback and False Claims Laws

      In the United States, there are federal and state antikickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services. Violations of these laws can lead to civil and criminal penalties, including exclusion from participation in federal healthcare programs. These laws constrain the sales, marketing and other promotional activities of manufacturers of medical devices such as us, by limiting the kinds of financial arrangements (including sales programs) we may have with hospitals, physicians and other potential purchasers of the medical devices. Other provisions of state and federal law provide civil and criminal penalties for presenting, or causing to be presented, to third-party payors for reimbursement, claims that are false or fraudulent, or which are for items or services that were not provided as claimed. Since we are providing coding and billing advice to purchasers of our products, and since we cannot be sure that the government will regard any billing errors as inadvertent, we could be subject to an enforcement proceeding in a case where our advice was deemed to have caused the submission of improper claims.

Health Insurance Portability and Accountability Act of 1996 and Related Laws

      U.S. Federal and state laws protect the confidentiality of certain patient health information, including patient records, and restrict the use and disclosure of that protected information. In particular, the U.S. Department of Health and Human Services promulgated patient privacy rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their protected health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. Because we are exposed to personally-identifiable health information in the course of our operations, we are subject to HIPAA, as well as similar state laws. HIPAA imposes civil and criminal penalties for violations of its provisions, which could be substantial. State privacy laws have their own penalty provisions which could apply in a given case.

Regulation in Europe

      Commercialization of medical devices in member countries of the Europe Union is regulated by directives adopted by the European Union. The European Union presently requires that all medical devices bear the CE mark, an international symbol of adherence to quality assurance standards. Compliance with the Medical Device Directive, as certified by a recognized European Competent Authority, permits the manufacturer to affix the CE mark on its products. We received authorization to affix the CE mark to the Given System in May 2001 and successfully passed the 2002 and 2003 annual surveillance audit for compliance with ISO 9001/EN 46001/ISO 13485 and the CE mark, during which certain audit modifications to the Given System were reviewed and approved.

      If we modify the Given System, we may need to apply for permission to affix the CE mark to it. Additionally, we will need to apply for a CE mark for any new products that we may develop in the future. We cannot be certain that we will be able to obtain permission to affix the CE mark for new or modified products or that we will continue to meet the quality and safety standards required to maintain the permissions that we receive. If we are unable to maintain permission to affix the CE mark to our products, we will no longer be able to sell our products in member countries of the European Union.

      In Europe, the frequency range in which the Given System operates is subject to technical standards for radio frequency use developed by the Short Range Device Maintenance Group of the European Conference of Postal and Telecommunications Administrations. In February 2002, the Short Range Device Maintenance Group modified the technical standards for the specific radio frequency that the Given System uses to redefine the period of time during which any device can operate continuously in that frequency, known as the “duty cycle.” This change permits the Given System to transmit for more than 10% of the time that it is in operation, which is necessary for the Given System to function. On March 19, 2004, the Electronic Communication Committee of the European Conference of Postal and Telecommunications Administrations adopted this technical standard as a decision. The Short Range Device Maintenance Group standards and European Conference of Postal and Telecommunications Administrations decisions generally are not legally binding, and must be implemented into national laws by European governments to become binding. As of February 3, 2004, records of the European Conference of Postal and Telecommunications Administrations indicate that only two European governments, Italy and Poland, have indicated that they will not implement the new technical standards for the duty cycle. Prior to the implementation of the new technical standards change described above or if the technical standards are not implemented in a timely manner, we will seek to obtain waivers or separate authorizations to operate our system in each individual European country, either in advance or if our compliance with spectrum requirements is questioned. If those countries do not implement the technical standards, or we are unable to receive such a waiver or a separate authorization or to redesign our transmitter to operate on a radio frequency that is not subject to a limit on the duty cycle, an enforcement action could be brought to prevent the sale or use of the Given System in these countries.

Regulation in Other Countries

      In order for us to market the Given System in countries other than the United States, we must obtain regulatory approvals and comply with extensive safety and quality regulations in these countries. These regulations, including the requirements for approvals or clearance and the time required for regulatory review, vary from country to country. Failure to obtain regulatory approval or clearance in any foreign country in which we plan to market our product may harm our ability to generate revenue and harm our business.

      In all of the countries in which we are currently selling the Given System and the M2A Small Bowel Capsule we have either received regulatory approval or been informed that approval is not required. In addition, we are seeking regulatory approval in Japan, Brunei, Malaysia, Indonesia, Taiwan, Slovakia, Slovenia and Ukraine. Our 51% subsidiary, Given Imaging K.K., has conducted clinical trials and has submitted the results to the Japanese Ministry of Health, Labor and Welfare for the purpose of obtaining clearance to market the Given System in Japan. In Hungary, approval for each system is currently required, but beginning on May 1, 2004, the CE mark will be sufficient. Similarly, in Latvia we do not have approval yet, but beginning May 1, 2004, the CE mark will be sufficient.

Third-Party Reimbursement

Reimbursement in the United States

      In the United States, healthcare providers that purchase medical devices generally rely on third-party payors, such as Medicare, Medicaid, private health insurance plans and health maintenance organizations, to reimburse all or a portion of the cost of the devices, as well as any related healthcare services utilizing the devices. FDA clearance does not necessarily result in coverage and reimbursement by third-party payors.

      Coding. Generally, a current procedural terminology, or CPT, code is necessary to facilitate claims for reimbursement. If a procedure is not covered by an appropriate existing code, an application for a new code can be made to the American Medical Association. This process can be lengthy, however, typically taking two or more years before the new code is effective. In the meantime, claims may be submitted using a miscellaneous CPT code or using a G-code, if one is established by the Department of Health and Human Services' Centers for Medicare and Medicaid Services, or CMS. In December 2002, CMS established a G-code specifically for capsule endoscopy. In October 2003, the American Medical Association assigned a permanent CPT code for capsule endoscopy, effective January 1, 2004. With the assignment of the permanent CPT code, the temporary G-code was abolished. The assignment of a permanent CPT code for capsule endoscopy will improve the potential for physicians to receive reimbursement for use of the Given System. However, the assignment of the CPT code does not require either Medicare carriers or private payors to cover capsule endoscopy.

      For capsule endoscopy procedures performed in a physicians office, the CPT code covers a global fee for both the technical component and the professional component. In the outpatient hospital setting, the CPT code covers only the professional fees, and an Ambulatory Payment Classification, or APC, code covers the technical component, which includes the cost of the facility and supplies related to the procedure. In January 2003, CMS established an APC for capsule endoscopy in a hospital outpatient setting and in November 2003, CMS classified the new CPT code for capsule endoscopy to an APC for payment in an outpatient hospital setting, effective January 1, 2004.

      Reimbursement Coverage. A payor's decision to cover a device or medical procedure is independent of the coding process, although the existence of an appropriate CPT code and APC may assist in obtaining coverage. Generally, payors may deny coverage if they determine that a procedure was not reasonable or necessary as determined by the payor, was experimental or was used for an unapproved indication. During the past several years, the major third-party payors have substantially revised their reimbursement methodologies in an attempt to contain their healthcare reimbursement costs.

      Third-party payors in the U.S. began issuing coverage policies for capsule endoscopy in early 2002. As of December 31, 2002, the total population with reimbursement covered in the United States was approximately 62 million individuals. As of December 31, 2003, the total population with reimbursement coverage for capsule endoscopy was approximately 151 million individuals, representing an increase of 144%, and consisting of approximately 37 million individuals covered by Medicare carriers in 41 local jurisdictions and approximately 114 million individuals covered by private payors, including three national and 31 local payors. As of March 31, 2004, reimbursement for the Given System was available to approximately 163 million people in the United States. In addition, to date more than 60 private payors have covered the use of capsule endoscopy on a case-by-case basis through a process of prior authorization. We have established a toll-free reimbursement help-line whereby reimbursement specialists assist our customers in obtaining prior authorizations, and in submitting claims and appeals in the event of a denial.

      Almost all of the reimbursement policies currently in effect require that a previous procedure, such as endoscopy or radiology, be performed prior to using the Given System. While all policies issued in 2002 covered capsule endoscopy only for diagnosing suspected small intestinal bleeding, during 2003 three Medicare carriers and five private payors, with a total insured population of more than 31 million individuals, began covering capsule endoscopy also for suspected Crohn's disease, a significantly more prevalent disorder than small intestinal bleeding, and some also for suspected small bowel tumors and other small bowel pathologies. In November 2003, Blue Cross and Blue Shield Association's Medical Advisory Panel determined that the use of capsule endoscopy meets the Associations' Technology Evaluation Center's criteria for the initial diagnosis of patients with suspected Crohn's disease following negative conventional diagnostic tests, and as of January 2004, a number of Blue Cross Blue Shield local carriers had issued policies adopting this determination. The total insured population in the United States covered for capsule endoscopy for Crohn's disease is currently approximately 70 million people.

      Reimbursement Rates. Even if a device or medical procedure is covered, reimbursement rates must be adequate for providers to use it routinely. Reimbursement rates vary depending on the third-party payor and individual insurance plan involved, the procedure performed and other factors. Medicare reimbursement for inpatient hospital services is based on a fixed amount per admission based on the patient's specific diagnosis. As a result, any illness to be treated or procedure to be performed in an inpatient setting will be reimbursed only at a prescribed rate set by the government that is known in advance to the hospital. If the treatment cost is less, the hospital is still reimbursed for the entire fixed amount; if it costs more, the hospital cannot bill the patient for the difference. Thus, a separate Medicare payment typically would not be made for the Given System when it is used by hospital inpatients, including those patients who have undergone inpatient surgery. Many private third-party payors and some state Medicaid programs have adopted similar prospective payment systems. In addition, Medicare has implemented prospective payment systems for some services performed in hospital outpatient departments and skilled nursing facilities as well. The Medicare payment system for outpatient services allows for more separate reimbursement for individual services than the inpatient system.

      Under the G-code issued by CMS in December 2002, which was effective until it was replaced by the CPT code in January 1, 2004, Medicare carriers paid a global fee of about $768 on a national average for capsule endoscopy performed in private physician offices and approximately $109 on a national average for the professional fee for procedures performed in hospital outpatient facilities. Under the applicable APC, Medicare paid an additional $625 on a national average for the technical component for procedures performed in a hospital outpatient setting, which covers the cost of the facility and the capsule. At the time the new CPT code was made effective, CMS abolished the G-code and increased the payment rates for the global fee and physician fee for capsule endoscopy, effective January 1, 2004. The global fee paid by Medicare for procedures in a physician's office was increased 20% to $928 on a national average and the professional fee for hospital outpatient procedures was increased 69% to $185 on a national average. The payment rate to the hospital for the technical component also increased effective January 1, 2004, to $650 on a national average, reflecting a 4% increase.

Coverage Outside the United States

      In countries outside the United States, coverage is obtained from various sources, including governmental authorities, private health insurance plans, and labor unions. In some foreign countries, private insurance systems may also offer payments for some therapies. Although not as prevalent as in the United States, health maintenance organizations are emerging in certain European countries. Coverage systems in international markets vary significantly by country and, within some countries, by region. Coverage approvals must be obtained on a country-by-country or region-by-region basis. In general, the process of obtaining coverage approvals has been slower outside of the United States. To date, the public healthcare systems in Austria, Denmark, Portugal, Sweden and Switzerland have approved budgets for capsule endoscopy procedures performed in public hospitals, providing coverage for the entire populations of approximately 39.5 million people of those countries. In Australia, reimbursement has been approved for those procedures performed in public hospitals, providing coverage for the approximately 19 million citizens of Australia. While coverage in Switzerland and Australia is limited to the indication of suspected small intestinal bleeding, the public healthcare systems in Denmark, Portugal and Sweden cover capsule endoscopy for broader indications, including Crohn's disease. We cannot provide any assurance that we will obtain any additional approvals in a timely manner or at all.

Patency System

      As of the date of this prospectus, we have not received any reimbursement approvals for the Patency System.

Research and Development

      Our research and development expenses, excluding grants received from the Office of the Chief Scientist, were $1.6 million for the three months ended March 31, 2004, $7.0 million for the year ended December 31, 2003, $8.6 million for the year ended December 31, 2002, and $6.2 million for the year ended December 31, 2001. Our research and development activities are conducted internally by our research and development and regulatory affairs staff primarily at our headquarters in Israel. As of March 31, 2004, our research and development staff consisted of 36 employees, as well as consultants and subcontractors. Our research and development efforts are focused primarily on developing new capsules to be used in the detection of abnormalities in other parts of the gastrointestinal tract, including the stomach and the colon.

Property, Plants and Equipment

      Our principal administrative and research and development activities consist of a 3,250 square meters (34,983 square feet) facility in Yoqneam, Israel. We lease this facility pursuant to a lease that expires in April 2005. We have an option to extend the term of the lease for an additional period of 24 months and subsequently for an additional 34-month period. In addition, we have entered into a lease for an additional 2,353 square meters (25,328 square feet) in Yoqneam which houses our production lines for the M2A capsule. We lease this facility pursuant to a lease that expires in February 2007. We have an option to extend the lease for an additional period of five years. We believe that our existing production line facilities will be adequate to meet our needs in Israel for the next 12 months. We are currently seeking larger office facilities in Yoqneam, Israel and believe that suitable facilities will be available. In addition to our facilities in Israel, our subsidiaries in Australia, France, Germany and the United States, and our joint venture in Japan, each lease office space.

Employees

      As of March 31, 2004, we and our subsidiaries had 247 employees of whom 139 were based in Israel, 72 in the United States, 32 in Europe, two in Japan and two in Australia. This reflects an 8% decrease in the number of employees since March 31, 2003. This reduction in our workforce was the result of efficiency measures initiated to reduce our operating costs in order to achieve our profitability targets. The breakdown of our employees by department is as follows:

	As of December 31,			As of March 31,
Department	2001	2002	2003	2004
Research and development	33	45	34	36
Sales and marketing	84	115	131	131
Manufacturing	36	71	49	62
Management and administration	16	21	18	18

Total	169	252	232	247

      Under law, we and our employees are subject to protective labor provisions, including restrictions on working hours, minimum wages, minimum vacation, minimal termination notice, sick pay, severance pay and social security as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Labor and Welfare make certain industry-wide collective bargaining agreements and collective bargaining agreements in the electricity, steel and electronics industries applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation, travel expenses, and pension rights. Our employees are not represented by a labor union. We provide our employees with benefits and working conditions above the required minimum and which we believe are competitive with benefits and working conditions provided by similar companies in Israel. We have written employment agreements with all of our Israeli employees and with our senior non-Israeli employees. Competition for qualified personnel in our industry is intense and we dedicate significant resources to employee retention. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

Legal Proceedings

      On November 25, 2002, we filed a lawsuit in the District Court in Haifa, Israel against a former employee and two companies which the former employee founded. Our claim was filed to protect our intellectual property rights following the defendants' improper use for non-digestive tract applications of patent applications covering technology developed at Given Imaging. The defendants filed a counterclaim on January 13, 2003, alleging that we abused legal proceedings, filed a frivolous lawsuit, acted in bad faith, and damaged the defendants' reputation and business. On January 25, 2003, our directors received correspondence from investors in the defendant companies demanding that we withdraw the lawsuit and compensate the investors. We believe that the defendants' counterclaim and the investors' correspondence is without merit and we intend to vigorously defend against such claim. We also believe that our complaint has merit and that we will prevail. On March 30, 2004, the parties submitted a joint motion to the court, requesting it to stay the publication of the court's final decision in order to allow the parties to negotiate a settlement. We do not believe that our claim or the counter-claim are material to our business, financial condition or results of operations.

      On November 14, 2002, we received correspondence from a U.S. corporation offering to grant us a license under reasonable terms for a U.S. patent covering technology allegedly utilized in the M2A capsule. We believe that we are not utilizing any invention claimed under any valid independent claims in the patent and have responded accordingly. We are currently communicating with the U.S. corporation to resolve this matter.

      In March 2004, the U.S. Patent and Trademark Office notified us that it would conduct a reexamination of some of the claims in one of our U.S. patents in the U.S. Patent and Trademark Office pursuant to a request submitted by Olympus Corporation. We expect that the reexamination process will be protracted. We do not believe that the outcome of this reexamination proceeding will affect our ability to market the Given System.

      We are not party to any other material legal proceedings.

MANAGEMENT

Directors and Executive Officers

      Our executive officers and directors, their ages and positions, as of the date of this prospectus are as follows:

Name	Age	Position

Executive Officers:
Gavriel D. Meron	51	President, Chief Executive Officer and Director
Kevin Rubey	46	Chief Operations Officer
Zvi Ben David	43	Corporate Vice President and Chief Financial Officer
Yoram Ashery	38	Corporate Vice President—Business Development
Shoshana Friedman	50	Corporate Vice President—Regulatory and Medical Affairs
Mark Gilreath	38	Corporate Vice President—Marketing Strategy
Nancy L. S. Sousa	47	Corporate Vice President and President of Given Imaging, Inc.
Manfred Gehrtz	53	Corporate Vice President, General Manager for Europe
Sharon Koninksy	32	Corporate Director, Human Resources
Directors:
Doron Birger(1)	53	Chairman of the Board of Directors
James M. Cornelius(1)(2)(3)	60	Director
Michael Grobstein(1)(2)(3)	61	Director
Jonathan Silverstein(1)	37	Director
Reuven Baron	60	Director
Dr. Dalia Megiddo(2)	52	Director
Chen Barir	45	Director
Eyal Lifschitz	36	Director

(1)	Member of our compensation and nominating committee.
(2)	Member of our audit committee and independent director under Nasdaq National Market listing requirements.
(3)	Outside director under the Israeli Companies Law.

      Gavriel D. Meron founded Given Imaging in 1998 and has served as our President and Chief Executive Officer since that time. Mr. Meron became a director in August 2002. Prior to founding us, from 1995 to 1997, Mr. Meron served as Chief Executive Officer of APPLItec Ltd., an Israeli designer and manufacturer of video cameras and systems primarily for the medical endoscopy market. From 1993 to 1995, Mr. Meron was General Manager and Chief Operating Officer of Optibase Ltd., an Israeli manufacturer of hardware and software products that compress and playback digital video and sound for multimedia applications. From 1988 to 1993, Mr. Meron was Chief Financial Officer of InterPharm Laboratories Ltd., an Israeli company listed on the Nasdaq National Market and a subsidiary of the Ares-Serono Group, a Swiss ethical pharmaceutical company. From 1983 to 1987, Mr. Meron held various management positions at the Tadiran Group, an Israeli telecommunications and semiconductor manufacturer. From 1973 to 1983, Mr. Meron served as an officer in the Israeli army overseeing the budgets of a range of military industries. Mr. Meron holds an M.B.A. from Tel Aviv University and a B.A. in economics and statistics from the Hebrew University, Jerusalem.

      Kevin Rubey has served as our Chief Operations Officer since June 2001. Prior to joining us, from 1998 to May 2001, Mr. Rubey worked at Eastman Kodak Company, a consumer and professional photographic and information imaging company where he led manufacturing and operations for the Health Imaging Business Unit. From 1996 to 1998, Mr. Rubey was Manufacturing Director of the Medical Imaging Business Unit of Imation Corporation, a U.S.

information technology company specializing in data storage and color image management. Prior to that, from 1977 to 1996, Mr. Rubey worked at the 3M Corporation in a variety of positions in the health, consumer and information technology businesses. Mr. Rubey holds a B.Sc. in mechanical engineering and an M.B.A. from the University of Minnesota.

      Zvi Ben David has served as our Corporate Vice President and Chief Financial Officer since July 2000 and served as a director since our establishment in 1998 to June 2000. From 1995 to June 2000, Mr. Ben David was Vice President and Chief Financial Officer of RDC Rafael Development Corporation, one of our principal shareholders. From 1994 to 1995, Mr. Ben David was manager of the finance division of Electrochemical Industries (Frutarom) Ltd., an Israeli company traded on the Tel-Aviv Stock Exchange and American Stock Exchange that produces petrochemical products. Prior to that, from 1989 to 1993, Mr. Ben David was manager of the economy and control department of Electrochemical Industries (Frutarom) Ltd. From 1984 to 1988, Mr. Ben David worked at Avigosh & Kerbs, an accounting firm in Haifa, Israel. Mr. Ben David is a certified public accountant in Israel and holds a B.A. in economics and accounting from the University of Haifa.

      Yoram Ashery has served as our Corporate Vice President—Business Development since April 2001. Prior to joining us, from 1995 to April 2001, Mr. Ashery was a corporate attorney, practicing in the fields of technology and medical devices and privatizations as an associate and, from January 2000, as a partner, with the law firm of Zellermayer, Pelossof & Co., who are also our legal counsel. Prior to that, Mr. Ashery served at the Office of the Attorney General of the Government of Israel, from 1993 to 1994, during which period he also completed his internship under the direct supervision of the Israeli Attorney General. From 1992 to 1996, Mr. Ashery also served as a junior lecturer in Tax Law at the Buchman Faculty of Law of the Tel-Aviv University. Mr. Ashery holds an LL.B. from the Buchman Faculty of Law of the Tel-Aviv University and a B.A. in Economics from the School of Social Sciences of the Tel-Aviv University.

      Shoshana Friedman has served as our Corporate Vice President—Regulatory and Medical Affairs since January 2002. Ms. Friedman served as a consultant to us and as a member of our advisory board to our Chief Executive Officer from 1998 to January 2002. Prior to joining us, from 1996 to 2002, Ms. Friedman served as the Managing Director of PuSH-med Ltd., a regulatory consulting firm that she founded, which provided consulting services to medical device and biotechnology companies. From 1993 to 1996, Ms. Friedman was Regulatory, Clinical and Quality Assurance Director at InStent Ltd., an Israeli medical device company that was acquired by Medtronic, Inc. in 1996. Ms. Friedman holds a Quality Assurance Lead Assessor certificate from Bywater, Inc. and a Regulatory Affairs Certificate from the Regulatory Affairs Professional Society. Ms. Friedman holds a B.Sc. in mathematics and physics from Haifa University and an M.B.A. from the Hebrew University, Jerusalem.

      Mark Gilreath has served as Corporate Vice President—Marketing Strategy since January 2003. He previously served as President of Given Imaging, Inc. since April 2001. Prior to that, he served as our Vice President—Global Business Development since September 2000 and as a consultant to us from October 1999 to September 2000. In 1999, Mr. Gilreath founded VortexMed, Inc., a developer of internet sites for healthcare professionals, where he served as Chief Executive Officer until September 2000. From 1992 to 1999, Mr. Gilreath held various management positions with PENTAX Precision Instrument Corporation including Product Manager, Director of Marketing, Area Sales Manager and Director of Business Development. Prior to joining PENTAX, from 1989 to 1992, Mr. Gilreath served as an officer in the U.S. Navy. He holds a B.Sc. in business finance from Winthrop University and a M.B.A. from the Fuqua School of Business at Duke University.

      Nancy L. S. Sousa has served as Corporate Vice President since May 2003 and President, Given Imaging, Inc. since January 2003. Prior to joining us, she held several positions at Eastman Kodak Company from 1980 through 2002, including Director, System Concepts Center, and prior to that, as Vice President, New Business Development, Health Imaging. In addition, to those positions, she previously served as Vice President, OEM Products, Consumer Imaging, Director, Strategic Business Planning, Consumer Imaging, and Product Manager, Projectors and Cameras.

Ms. Sousa holds an M.Sc. in mathematics from University of Notre Dame and an M.A. in mathematics from The State University of New York.

      Manfred Gehrtz has served as our Corporate Vice President, General Manager for Europe since January 2004. From 1995 to January 2004, Dr. Gehrtz was Managing Director, the head of the Endoscope Division and Vice President of Medical Systems Europe at Olympus Optical Co. (Europa) GmbH, a developer of products in the fields of photography, endoscopy, microscopy, communication and diagnostics. From 1990 to 1995, Dr. Gehrtz was Managing Director and CEO of Aesculap Meditec GmbH, a German company that develops and manufactures medical laser systems. Prior to that, from 1986 to 1990, Dr. Gehrtz was a Specialist, Lab Manager and Production Facility Manager at IBM Deutschland GmbH. Dr. Manfred holds a Ph. D. in Physical Chemistry and a M.Sc. in Physics from the University of Munich, Germany. From 1983 to 1985 Dr. Gehrtz was a Post-Doctoral Fellow at the IBM Research Laboratory in San Jose, California.

      Sharon Koninsky has served as Director of Corporate Human Resources since 2002 and, prior to that, as Human Resources Manager. She has served as Executive Assistant to the President and Chief Executive Officer since 1998. Prior to joining us, from 1997 until 1998, Ms. Koninsky worked in the marketing department of Geotek Technologies Ltd., an Israeli telecommunications company. In 1996 Ms. Koninsky was responsible for placing personnel in administrative positions while employed at a manpower organization in Haifa. Ms. Koninsky holds a B.A. in social work and an M.A. in public administration, both from Haifa University.

      Doron Birger has served as Chairman of the board of directors since August 2002 and as a director since June 2000. Mr. Birger has served as Chief Executive Officer of Elron Electronic Industries since August 2002, President since 2001, Chief Financial Officer from 1994 to August 2002, and Corporate Secretary from 1994 to 2001. Mr. Birger is a director of RDC Rafael Development Corporation, Elbit Systems Ltd. and NetVision Ltd. From 1991 to 1994, Mr. Birger was Vice President—Finance at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as Chief Financial Officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as Chief Financial Officer of Maquette Ltd., a manufacturer and exporter of fashion items. From 1981 to 1988, Mr. Birger was Chief Financial Officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.

      James M. Cornelius has served as a director since October 2001 and was elected as an outside director under the Israeli Companies Law in December 2001. Mr. Cornelius currently serves as the non-executive Chairman of the board of directors of Guidant Corporation, a U.S. cardiac and vascular medical device company. From 1994 until 2000, Mr. Cornelius served as the Senior Executive and Chairman of Guidant Corporation. From 1983 to 1994, Mr. Cornelius was a director, a member of the Executive Committee and Chief Financial Officer of Eli Lilly and Company. From 1980 to 1982, Mr. Cornelius served as President and Chief Executive Officer of IVAC Corporation, formerly part of Eli Lilly's Medical Device and Diagnostics Division, and from 1978 to 1980, Mr. Cornelius was Director of Acquisitions for Eli Lilly's Medical Device and Diagnostics Division. Mr. Cornelius currently also serves as a director of The Chubb Corporation, Hughes Electronics and The National Bank of Indianapolis. Mr. Cornelius holds an M.B.A. and a B.A. in accounting from Michigan State University.

      Michael Grobstein has served as a director since October 2001 and was elected as an outside director under the Israeli Companies Law in December 2001. Mr. Grobstein has served as a director of Guidant Corporation since 1999, and is currently chairman of Guidant's audit committee and a member of its corporate governance committee. Mr. Grobstein worked with Ernst & Young LLP from 1964 to 1998, and was admitted as a partner in 1975. At Ernst & Young, Mr. Grobstein served as a Vice Chairman—International Operations from 1993 to 1998, as Vice Chairman—Planning, Marketing and Industry Services from 1987 to 1993, and Vice Chairman—Accounting and Auditing Services from 1984 to 1987. In these positions, Mr. Grobstein, among other things, oversaw the global strategic planning of the firm, was responsible for developing and implementing the firm's worldwide audit service delivery process and consulted with multinational corporations on a wide variety of financial reporting matters. Mr. Grobstein is a certified public accountant in the United States and holds a B.Sc. in accounting from the University of Illinois.

      Jonathan Silverstein has served as a director since September 2000. Mr. Silverstein joined OrbiMed Advisors LLC in 1999 and is currently a managing director. From 1996 to 1999, Mr. Silverstein was the Director of Life Sciences in the Investment Banking Department at the Sumitomo Bank Limited. From 1994 to 1996, Mr. Silverstein was an associate at Hambro Resource Development. Mr. Silverstein serves as a director of DOV Pharmaceuticals and Predix Pharmaceuticals, and is a former director for Orthovita, Inc. Auxilium Pharmaceuticals and LifeCell Corporation. Mr. Silverstein has a B.A. in economics from Denison University and a J.D. and an M.B.A. from the University of San Diego.

      Reuven Baron has served as a director since July 2000. Mr. Baron has served as President and Chief Executive Officer of RDC Rafael Development Corporation since June 2000. Prior to that, from 1993 to 2000, he was President of Galram Technology Industries, the business division of Rafael-Armament Development Authority, and from 1994 to 2000, he was Chairman of Opgal Industries Ltd., an Israeli manufacturer of thermal imaging products. From 1990 to 1993, Mr. Baron was Director of Business Development for the Electronics Systems Division of Rafael. Mr. Baron holds a B.Sc. and an M.Sc. in electrical engineering from the Israel Institute of Technology.

      Dr. Dalia Megiddo has served as a director since October 2001. Dr. Megiddo is Managing Partner of InnoMed Medical Device Innovations, a Israeli venture capital fund in the field of medical devices and the life sciences, and also serves as a director of Elron Electronic Industries, one of our shareholders. Since 1994, Dr. Megiddo has also served a Chief Editor of Academia Medica, a multimedia medical teaching program in Israel and since 1996 as Editor of the Israeli medical audio magazine, The Journal Club. From 1981 to 1986, Dr. Megiddo practiced family medicine at the Hebrew University Hadassah Medical Health Center. Dr. Megiddo holds an M.D. in medicine from Hebrew University, Jerusalem and an M.B.A. from Kellogg Recanati International Executive M.B.A. program of Tel Aviv University and North Western University.

      Chen Barir has served as director since August 2002. Mr. Barir is Chairman of Berman & Co. Trading and Investments Ltd. and subsidiaries, a private investment company specializing in seed and early stage venture investments and management focusing primarily on medical devices, investments in emerging markets and real estate. Mr. Barir is also Chairman of Galil Medical Ltd. and Sunlight Medical Ltd., Vice Chairman of ONCORA Ltd., and a director of Optonol, Inc. and Elron Electronic Industries Ltd. Mr. Barir holds an M.B.A. from the European Institute of Business Administration (INSEAD) in Fontainebleau, France, and a Doctorate in Law and Economics from Harvard Law School, Cambridge, Massachusetts.

      Eyal Lifschitz has served as a director since December 2003. Since 2001, Mr. Lifschitz has served as Chief Executive Officer of Peregrine Ventures, a venture capital fund focused on the medical device industry. Prior to that, Mr. Lifschitz was co-founder of a number of medical technology companies, including PharmaSys (acquired by Elan Corp. NYSE:ELN), where he served as Director of Business Development from 1990 to 1994, VisionCare Ophthalmic Technologies, Inc., where he served as Director of Business Development from 1997 to 2001, BioControl Ltd., where he served as Director of Business Development from 1999 to 2001, and ECR Ltd. (acquired by AVX Corp. NYSE:AVX), where he served as General Manager from 1994 to 2001. Mr. Lifschitz completed academic studies in Philosophy and Economics at Bar-Ilan University, Israel and holds an LL.B from Sh. M. College, Israel.

Compensation

      The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including stock-based compensation, for the year ended December 31, 2003 was $1.8 million (excluding director fees detailed below). This amount includes approximately $230,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

      During the first half of 2003, we paid each director (excluding Gavriel Meron) a quarterly fee of $3,750 for service on our board of directors, and a $1,500 fee for attending and participating in each meeting of the board of directors or any committee of the board of directors. We paid an additional quarterly fee of $1,250 to the chairman of the audit committee. During the second half of 2003, as part of our plan to reduce operating costs, director compensation was reduced to 50% of these amounts. The total amount of these payments in 2003 was $170,000. The directors fees in respect of service by our director, Doron Birger, are paid to Elron Electronics Industries, where he serves as President and Chief Executive Officer, and in respect of service by our director, Reuben Baron, are paid to RDC Rafael Development Corporation, where he serves as President and Chief Executive Officer. In addition, all of our directors were reimbursed for their expenses for each board of directors meeting attended. In addition, in 2003, we granted options to purchase 25,000 ordinary shares to Michael Grobstein, James Cornelius and Eyal Lifschitz, options to purchase 11,000 ordinary shares to Jonathan Silverstein and Dalia Megiddo and options to purchase 8,000 ordinary shares to Chen Barir. The exercise price of these options was equal to the fair market value of our ordinary shares on the date of grant.

      In 2003, the base salary of Gavriel Meron, our President and Chief Executive Officer, who is also a director, was $220,000. This base salary was subject to a 17.4% reduction as part of measures that we took in July 2003 to reduce our operating costs which remained in effect until March 31, 2004. In 2003, our shareholders approved (1) a lump sum bonus of $100,000 in respect of Mr. Meron's performance during 2002, and (2) a grant of options to purchase 50,000 ordinary shares at an exercise price equal to the fair market value of our ordinary shares on the date of grant, vesting in four equal annual installments commencing on the date of the grant. Mr. Meron also has the use of an automobile and 22 days of paid vacation per year, as well as other benefits commonly paid by companies in Israel. Please see “Certain Relationships and Related Party Transactions—Related Party Transactions—Agreements with Directors and Officers—Employment Agreements” for information regarding Mr. Meron's employment agreement and compensation.

Board Practices

Board of Directors and Officers

      Our articles of association provide that we may have up to 12 directors, each of whom, except for our outside directors, is elected at an annual general meeting of our shareholders by a vote of the holders of a majority of the voting power present and voting at that meeting. Our board of directors currently consists of nine directors. Each director listed above will hold office until the next annual general meeting of our shareholders, except for our outside directors who were elected in December 2001 for an initial three-year term and were reelected for one additional three year term in May 2004, which will expire in December 2007 pursuant to the Companies Law. Other than Gavriel Meron, our President and Chief Executive Officer, none of our directors are our employees or are party to a service contract with us.

      A simple majority of our shareholders at a general meeting may remove any of our directors, other than our outside directors, from office, elect directors in their stead or fill any vacancy, however created, in our board of directors. In addition, vacancies on the board of directors, other than vacancies created by an outside director, may be filled by a vote of a majority of the directors then in office. Our board of directors may also appoint additional directors up to the maximum number permitted under our articles of association. A director so chosen or appointed will hold office until the next general meeting of our shareholders.

      Each of our executive officers serves at the discretion of the board of directors and holds office until his or her successor is elected or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers. All of our executive officers have signed employment agreements.

Outside and Independent Directors

      Under Israel's Companies Law, companies incorporated under the laws of the State of Israel whose shares are listed on an exchange including the Nasdaq National Market are required to appoint two outside directors. Outside directors are required to meet standards of independence set forth in the Israeli companies law. Outside directors are elected by a majority vote at a shareholders' meeting, provided that either (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election of the outside director, or (2) the total number of shares voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company. The initial term of an outside director is three years and he or she may be reelected to one additional term of three years by a majority vote at a shareholders' meeting, subject to the conditions described above for election of outside directors. Outside directors may only be removed by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory requirements for their appointment or if they violate their duty of loyalty to the company. If an outside directorship becomes vacant, a company's board of directors is required under the Companies Law to call a shareholders' meeting immediately to appoint a new outside director. Our two outside directors are James Cornelius and Michael Grobstein.

      Each committee of a company's board of directors is required to include at least one outside director and our audit committee is required to include both outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an outside director.

      In addition to the requirements of the Companies Law, we must comply with the Nasdaq National Market listing requirements, under which our board of directors must have at least three independent directors as defined in those rules. Commencing on July 31, 2005, a majority of the members of our board of directors (including all members of our audit committee) will be required to be independent under the rules of the Nasdaq National Market.

Audit Committee

      Under the Companies Law, the board of directors of any company whose shares are listed on any exchange must also appoint an audit committee comprised of at least three directors including all of the outside directors. The audit committee may not include the chairman of the board of directors, the general manager, the chief executive officer, a director employed by the company or who provides services to the company on a regular basis, or a controlling shareholder or a relative of a controlling shareholder. Under the rules of the Nasdaq National Market listing requirements, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. We believe that our directors, Michael Grobstein, James M. Cornelius and Dalia Megiddo, meet these independence requirements. Commencing on July 31, 2005, the members of our audit committee will be required to meet more stringent independence requirements under Nasdaq National Market rules, including minimum standards set forth in rules of the Securities and Exchange Commission and adopted by the Nasdaq National Market.

      Under the Companies Law, the role of the audit committee is to identify irregularities in the business management of the company, including in consultation with the internal auditor and the company's independent accountants, and suggest an appropriate course of action. In addition, as required under the Companies Law, the approval of our audit committee may be required for certain related party transactions. See “Certain Relationships and Related Party Transactions.” Under the Nasdaq National Market listing requirements, our audit committee has adopted an audit committee charter setting forth its responsibilities. In December 2003, we amended our audit committee charter to reflect new rules of the Nasdaq National Market, which will become effective with respect to us on July 31, 2005. The audit committee charter governing the actions of our audit committee states that in fulfilling this role the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent public accountant, and is not obligated to conduct any independent investigation or verification. The charter also states that the audit committee is required to nominate the company's independent accountants, which the shareholders subsequently are required to approve.

Internal Auditor

      Under the Companies Law, the board of directors must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether a company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder, or affiliate, or a relative of an interested party or an office holder, nor may the internal auditor be the company's independent accountant or its representative. An interested party is defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as a chief executive officer. We have appointed Dr. Naftaly Fried of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as our internal auditor.

Compensation and Nominating Committee

      Our compensation and nominating committee consists of our directors Doron Birger, James M. Cornelius, Michael Grobstein and Jonathan Silverstein. In December 2003, in accordance with new Nasdaq National Market rules which will become effective with respect to us on July 31, 2005, our compensation and nominating committee adopted a charter, which sets forth its responsibilities. Pursuant to the charter, the compensation and nominating committee is authorized to make decisions regarding executive compensation and terms and conditions of employment, as well as to recommend that the board of directors issue options under our stock option plans. The compensation and nominating committee is also responsible for recommending to the board of directors nominees for board membership. The charter requires that the composition of the committee must satisfy the Nasdaq National Market's independent director requirements.

Approval of Related Party Transactions

Compensation

      Under the Companies Law, all compensation arrangements for office holders who are not directors require approval of the board of directors, unless the articles of association provide otherwise. Arrangements regarding the compensation of our directors require audit committee and board approval and, unless exempted under regulations promulgated under the Companies Law, shareholder approval.

Disclosure of personal interest

      The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest,” as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his or her relative or of a corporate body in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. “Personal interest” does not include a personal interest stemming merely from the fact that the office holder is also a shareholder in the company.

      The office holder must make the disclosure of his or her personal interest no later than at the first meeting of the company's board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction.” The Companies Law defines an extraordinary transaction as a transaction not in the ordinary course of business, not on market terms or that is likely to have material impact on the company's profitability, assets or liabilities; and defines a relative as a spouse, sibling, parent, grandparent, descendent, spouse's descendant and the spouse of any of the foregoing.

Approvals

      The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. The transaction may not be approved if it is adverse to the company's interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder that is not a director, approval of the company's audit committee and the board of directors is required. Exculpation, indemnification, insurance or any compensation of a director also would require shareholder approval. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee also has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholders' approval is also required.

Shareholders

      The Companies Law imposes the same disclosure requirements with respect to personal interest, as described above, on a controlling shareholder of a public company that it imposes on an office holder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company's actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

      Approvals of our audit committee, board of directors and our shareholders is required for the following transactions with shareholders unless exempted under certain regulations promulgated under the Companies Laws:

•	extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; and

•	the terms of compensation of a controlling shareholder who is an office holder; and

•	the employment of a controlling shareholder.

      The shareholder approval must include when approving such transaction the majority of shares voted at the meeting. In addition, either:

•	the majority must include at least one-third of the shares of the voting shareholders who have no personal interest in the transaction; or

•	the total shareholdings of those who have no personal interest in the transaction and who vote against the transaction must not represent more than 1% of the aggregate voting rights in the company.

      A private placement of securities representing at least 20% of a company's share capital or voting power that would increase the relative holding of a five percent shareholder of the company or that would cause any person to become a five percent shareholder, requires the approval of the company's board of directors and shareholders. A private placement of less than twenty percent of a company also requires approval of the board of directors and shareholders, if shares are issued to a director or chief executive officer of the company, or to a person who is, or would become by way of such issuance, a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company's actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Share Ownership

Share Ownership by Directors and Executive Officers

      For information regarding ownership of our ordinary shares by our directors and executive officers, and regarding options to purchase our ordinary shares granted to Gavriel Meron, our President and Chief Executive Officer, see “Certain Relationships and Related Party Transactions.”

Stock Option Plans

      We currently have three stock option plans in effect, which are discussed individually below. As of the date of this prospectus, the aggregate number of shares reserved for issuance under the three plans was 5,164,888 shares of which options to purchase 3,984,771 shares had been granted.

      2003 Stock Option Plan

      Our 2003 stock option plan provides for a grant of options to our directors, employees and consultants, including members of our medical advisory committee, and to the directors, employees or consultants of our subsidiaries. We have reserved a total of 2,500,000 ordinary shares for issuance under the plan. In addition, we have reserved for issuance under the plan any ordinary shares underlying unvested options granted under our 1998 and 2000 Stock Option Plans that expire without exercise. As of the date of this prospectus, we had outstanding options to purchase 2,145,755 shares under the 2003 stock option plan.

      The plan is substantially similar to our 2000 Stock Option Plan. Generally, where a grant of options under the plan is our first grant of options to that person, the options are not exercisable before the second anniversary of the date of grant, at which time 50% of the options become exercisable with 25% to become exercisable on each of the third and fourth anniversaries of the date of the grant. However, under the 2003 Stock Option Plan, in cases where we have granted options to a grantee under previous plans, 25% of the options will be exercisable at the time of the grant and an additional 25% will be exercisable on each of the first, second and third anniversaries of the date of the grant. Our compensation and nominating committee has the authority to accelerate the time periods for exercising options. Unexercised options expire ten years after the date of grant. To the extent the options have been vested, they may be exercised in whole or in part from time to time until their expiry. Upon the termination of the employment of an employee other than for cause the employee may exercise all vested options. If the employment of an employee is terminated for cause, all of his or her vested and unvested options will expire.

      In the event of an acquisition or merger, we will endeavor to ensure that the rights of the holders of outstanding options are maintained. If we are unable to do so or if our board of directors resolves otherwise, all outstanding, but unvested, stock options will be accelerated and exercisable, ten days prior to the acquisition or merger. In addition, if the employment of a holder of outstanding options is terminated in anticipation of or during the 12 month period following an acquisition or merger, all outstanding but unvested stock options will be accelerated and exercisable, subject to certain adjustments and exceptions.

      Options granted under the plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance, as amended in 2003, pursuant to which the options or the ordinary shares issued upon their exercise must be deposited with a trustee for at least two years following the end of the calendar year in which the options are granted. Under Section 102 (1) any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, (2) gains are subject to capital gains tax of 25%. Under the tax rules governing these options, we do not receive a tax deduction in respect of the issuance or exercise of the options.

      2000 Stock Option Plan

      Our 2000 stock option plan provides for the grant of options to our directors, employees or consultants, including members of our medical advisory committee, and to the directors, employees or consultants of our subsidiaries. As of the date of this prospectus, we had granted options to purchase 1,390,238 shares under the 2002 stock option plan. Ordinary shares underlying options which expire without exercise under the 2000 stock option plan become available for issuance under the 2003 stock option plan.

      The plan is administered by our compensation and nominating committee which makes recommendations to our board of directors regarding grantees of options and the terms of the grant, including exercise prices, vesting schedules, acceleration of vesting and other matters necessary in the administration of the plan. The board of directors has a residual authority to administer the option plan if the compensation and nominating committee ceases to operate. Upon the recommendation of our compensation and nominating committee, options granted under the plan to Israeli residents or the ordinary shares issued upon their exercise under the previous version of Section 102 of the Israeli Income Tax Ordinance must be deposited with a trustee for at least two years. Any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares and is payable at the regular income tax rate of up to 49%. As of January 1, 2003, options are granted to employees solely pursuant to the 2003 stock option plan. Options granted under the plan to U.S. residents may also qualify as incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986. The exercise price for incentive stock options must not be not less than the fair market value on the date the option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital.

      Generally, options issued under the plan are not exercisable before the second anniversary of the date of grant at which time 50% of the options become exercisable and 25% on each of the third and fourth anniversaries of the date of grant. The board of directors has the exclusive authority to accelerate the period for exercising options. Unexercised options expire ten years after the date of grant. If the employment of an employee is terminated for cause, all of his or her vested and unvested options will expire.

      In the event of an acquisition or merger, we will endeavor to ensure that the rights of the holders of outstanding options are maintained. If we are unable to do so or if our board of directors resolves otherwise, all outstanding, but unvested, stock options will be accelerated and exercisable, ten days prior to the acquisition or merger.

      1998 Stock Option Plan

      Our 1998 stock option provides for the grant of options to our directors, employees, or consultants, including members of our medical advisory committee. Our 1998 stock option plan has been superseded by our 2000 stock option plan and we have ceased issuing options under our 1998 stock option plan. As of the date of this prospectus, we had granted options to purchase 448,778 shares under the 1998 stock option plan. Ordinary shares underlying options which expire without exercise under the 1998 stock option plan become available for issuance under the 2003 stock option plan.

      Generally, options issued under the plan are not exercisable before the second anniversary of the date of grant at which time 50% of the options become exercisable and 25% on each of the third and fourth anniversaries of the date of grant. The board of directors has the exclusive authority to accelerate the period for exercising options. Unexercised options expire ten years after the date of grant. If the employment of an employee is terminated for cause, all of his or her vested and unvested options will expire.

      Any options granted before January 1, 2003 under Section 102 of the Israeli Income Tax Ordinance shall be treated as follows: (1) any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, (2) gains shall be taxed as part of the employee's salary income, and (3) under the tax rules governing these options, we receive a tax deduction.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreement with Rafael

      In January 1998, we entered into a technology purchase and license agreement with Rafael- Armament Development Authority, or Rafael, which is a division of the Israeli Ministry of Defense. Rafael beneficially owns 47.8% of the outstanding shares of our shareholder, RDC Rafael Development Corporation. Pursuant to this agreement, we purchased from Rafael, for $30,000 in cash, all of Rafael's rights to the technology associated with an in vivo video camera and an autonomous video endoscope, including a swallowable capsule with a camera and an optical system, a transmitter and a reception system, which was then being developed by Rafael, which we refer to as the M2A capsule and system. Rafael transferred to us the patents that it had been issued in connection with the M2A capsule and system technology. Rafael also granted us an exclusive, perpetual, worldwide, royalty-free license to use other technology and know-how of Rafael which was used at Rafael for the development of the M2A capsule and system, provided that we use this technology and know-how solely for commercial exploitation of the M2A capsule and system. We are permitted to transfer or sublicense this other technology to third parties in connection with the commercial exploitation of the M2A capsule and system provided that we receive Rafael's consent which is not to be unreasonably withheld. We have not received any technology from Rafael pursuant to this license. In connection with our commercial exploitation of the M2A capsule and system, Rafael agreed to provide us with technical support in the form of equipment and use of its laboratories, subject to their availability, and access to its existing documentation. We agreed to pay to Rafael its costs plus 10% for any of Rafael's manpower that we use. Rafael also agreed to provide us with research and development and prototype manufacturing services in connection with the M2A capsule and system at customary commercial rates. We are required to engage Rafael's services if Rafael is willing to provide them on competitive terms as to of quality, quantity, timing and price. In connection with this technical support, we paid an aggregate amount to Rafael of $12,000 in 1998 only.

      In connection with our acquisition of this technology, we granted to Rafael an exclusive, perpetual, worldwide, royalty-free license to use all technology that we acquired from Rafael for use solely in the military and security fields. Rafael has the exclusive right to file patent applications for inventions developed by Rafael in connection with the use of the M2A capsule and system for military and security purposes. We are required to assist Rafael in connection with these patent applications. Rafael has granted to us an exclusive, perpetual, worldwide, royalty-free license to use outside of the military and security fields any technology covered by these patents. We and Rafael have also agreed to notify each other if either of us develops any improvements to the M2A capsule and system technology provided that doing so does not breach any confidentiality undertaking to a third party, or in the case of Rafael, security requirements. We have each agreed to grant to the other exclusive rights to use any improvement in our case in the commercial field and in Rafael's case in the military and security fields, in consideration for payment of royalties in an amount to be agreed upon.

Private Placement to PW Juniper Crossover Fund

      In October 2001, concurrent with the closing our initial public offering, we sold 500,000 of our ordinary shares to PW Juniper Crossover Fund LLC for an aggregate purchase price of $6.0 million, or $12.00 per share, representing a price equal to the initial public offering price of our ordinary shares. OrbiMed Advisors, Inc. is a member of the investment advisor and responsible for the investment decisions of PW Juniper Crossover Fund.

Registration Rights

Demand Registration Rights

      Pursuant to an investor rights agreement, at the request of one or more of our former Series A preferred shareholders that hold at least 20% of our then outstanding ordinary shares held by our former Series A preferred shareholders, we must use our best efforts to register any or all of these shareholders' ordinary shares. We must also give notice of the registration to our other former Series A preferred shareholders and to some of our ordinary shareholders, including Discount Investment Corporation and its affiliates, and Elron Electronic Industries, and include in the registration any ordinary shares that they request to include. We are also permitted to include our shares in the registration. The minimum aggregate offering price of the shares to be registered is $5.0 million. We may only be requested to effect two of these demand registrations.

      In addition to the registrations described above that may be requested by our former Series A preferred shareholders, at the request of some of our ordinary shareholders, including PW Juniper Crossover Fund, Elron Electronic Industries and Discount Investment Corporation and its affiliates, together holding at least 20% of our ordinary shares then outstanding, we must use our best efforts to register any or all of these shareholders' ordinary shares. We must also give notice of the registration to all other shareholders to whom we have granted registration rights and include in the registration any ordinary shares that they request to include. We are also permitted to include our shares in the registration. The minimum aggregate offering price of the shares to be registered is $5.0 million. We may only be requested to effect three of these demand registrations.

      In connection with each of the above registrations, the managing underwriter may limit the number of shares offered for marketing reasons. In that case, the managing underwriter must exclude first any shares to be registered by us and second, any shares to be registered by our directors and officers. Thereafter, the shares to be registered by our former Series A preferred shareholders or ordinary shareholders would be reduced pro rata among the shareholders requesting inclusion of their shares according to the number of shares held by each shareholder.

Piggyback Registration Rights

      Our former Series A preferred shareholders also have the right to request that we include their ordinary shares which were issued upon conversion of our Series A preferred shares in any registration statements filed by us in the future for the purposes of a public offering, subject to specified limitations. Some of our ordinary shareholders, including Discount Investment Corporation and its affiliates, Elron Electronic Industries and PW Juniper Crossover Fund, have similar rights with respect to the ordinary shares they currently hold. The managing underwriter may limit the number of shares offered for marketing reasons. In this case, the managing underwriter must exclude first any shares to be registered by us, unless we initiated the registration, second the shares that our shareholders have requested to include in the registration, and third the shares of the party initiating the registration.

Form F-3 Registration Rights

      At the request of some of our shareholders including Discount Investment Corporation and its affiliates, Elron Electronic Industries and PW Juniper Crossover Fund, or any of our former Series A preferred shareholders, we must register such shareholders' ordinary shares on Form F-3. We must also give notice of the registration to our other shareholders to whom we have granted registration rights, and include in the registration any ordinary shares they request to include. These demand rights may only be exercised if nine months have passed since the last registration that we filed in which the shareholder requesting registration was entitled to include its shares. The minimum aggregate offering price of the shares to be registered is $5.0 million. The managing underwriter may limit the number of shares offered for marketing reasons. In such case, the rights of each shareholder to include its ordinary shares in the registration are allocated in the same manner as in a demand registration described above.

Termination

      All registration rights will expire on October 10, 2006. With respect to any shareholder, registration rights will expire if that shareholder can sell all of its ordinary shares within a 90 day period under Rule 144 of the Securities Act.

Expenses

      Generally, we will pay all expenses incurred in carrying out the above registrations, as well as the fees and expenses of one legal counsel for the selling shareholders in each registration.

Directors Fees

      We pay directors fees in respect of service by our directors (other than our President and Chief Executive Officer, Gaviel Meron). See “Management—Compensation.”

Agreements with Directors and Officers

Employment Agreements

      We maintain written employment agreements with all of our officers. These agreements contain provisions relating to noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel is limited.

      In August 2003, we extended the term of our employment agreement with Gavriel Meron, our President and Chief Executive Officer, until August 1, 2006, unless earlier terminated by either Mr. Meron or us upon one year prior notice. We may also terminate this agreement immediately for cause. Upon extension of the term of Mr. Meron's employment agreement, we granted Mr. Meron options to purchase 100,000 ordinary shares at an exercise price equal to the closing price of our ordinary shares on the Nasdaq National Market on the date of the grant, vesting in four annual installments commencing on the date of grant.

      Mr. Meron's employment agreement provides, among other things, that upon the termination of Mr. Meron's employment (except when such termination is due to Mr. Meron's breach of his duty of loyalty, willful misrepresentation of a material fact, conviction of any crime or offense involving the us or moral turpitude, or for similar causes), Mr. Meron will be entitled to prior notice of (1) one year; or (2) two years, if we terminate his employment immediately preceding or following (A) the merger or acquisition of us by another entity, if, following such transaction, the holders of the outstanding voting power of us prior to the transaction cease to hold a majority of the outstanding voting power of the surviving entity; or (B) a sale of all or substantially all of our assets, each referred to as an M&A event. Should we terminate Mr. Meron's employment with immediate effect, or with a shorter notice, we are required to continue to pay Mr. Meron his salary and the associated benefits during the remainder of the applicable notice period. Upon the occurrence of any M&A event, and provided the M&A event takes place during Mr. Meron's employment, all options previously granted to Mr. Meron will be accelerated and become immediately exercisable.

      In December 2003, we (1) agreed to increase Mr. Meron's base salary of $220,000 to $250,000, which increase will be effective only upon the completion of our first profitable quarter during 2004 (at which time it will be implemented retroactively as if the increase became effective on April, 2004), (2) agreed to a bonus of up to $500,000 subject to us meeting certain performance targets defined by the board of directors, and (3) granted options to purchase 120,000 ordinary shares at an exercise price equal to the closing price of our ordinary shares on the Nasdaq National Market on the date of grant, vesting in five annual installments commencing on the date of the grant.

      In August 2001, we provided Mr. Meron with a loan of $200,000 upon issuance of FDA clearance for the Given System at an interest rate equal to the Israeli consumer price index plus 4.0%. In accordance with its terms, Mr. Meron repaid this loan and accrued interest during 2003 following the exercise of stock options.

Exculpation, Insurance and Indemnification

      Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of the duty of loyalty of the office holder. However, a company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for a breach of duty of care but only if a provision authorizing such exculpation is inserted in its articles of association. Our articles of association include such a provision.

      An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such an authorization. An undertaking by an Israeli company to indemnify an office holder must be limited to foreseeable liabilities and reasonable amounts determined by the board of directors. A company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•	a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator's award approved by court; and

•	reasonable litigation expenses, including attorneys' fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party, or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

      An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care to the company or to a third party; and

•	a financial liability imposed on the office holder in favor of a third party.

      An Israeli company may not indemnify, insure or exculpate an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine levied against the office holder.

      Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect of our directors, by our shareholders.

      Our articles of association allow us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. Our office holders are currently covered by a directors and officers' liability insurance policy. To date, no claims for directors and officers' liability insurance have been filed under this policy.

      We have entered into agreements with each of our office holders undertaking to exculpate, indemnify and insure them to the fullest extent permitted by law. This indemnification is limited to events and amounts determined as foreseeable by the board of directors, and the insurance is subject to our discretion depending on its availability, effectiveness and cost. In the opinion of the U.S. Securities and Exchange Commission, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date of this prospectus for:

•	each person who we believe beneficially owns 5% or more of the outstanding ordinary shares;

•	each selling shareholder;

•	each of our directors and executive officers individually; and

•	all of our directors and executive officers as a group.

      Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within 60 days of the date of this prospectus. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

      The shareholders listed below do not have any different voting rights from our other shareholders. Unless otherwise noted below, each shareholder's address is c/o Given Imaging Ltd., P.O. Box 258, Yoqneam 20692, Israel.

	Number of Ordinary Shares Beneficially Owned			Percentage of Ordinary Shares Beneficially Owned
Name and Address	Before Offering	After Offering	Number of Ordinary Shares Being Offered	Before Offering	After Offering	Number of Shares Offered Pursuant to Overallotment Option
Principal and selling shareholders:
IDB Holding Corporation Ltd.(1)	9,204,220	8,984,219	—	35.7%	32.9%	—
Discount Investment Corporation(1)	3,462,441	3,462,441	—	13.4	12.7	—
RDC Rafael Development Corporation Ltd.(1)	3,032,310	2,812,309	220,001	11.8	10.3	79,999
Elron Electronic Industries(1)	2,709,469	2,709,469	—	10.5	9.9	—
OrbiMed Advisors LLC and OrbiMed Capital LLC(2)	4,052,649	3,927,982	—	15.7	14.4	—
UBS Juniper Crossover Fund LLC(2)	500,000	375,333	124,667	1.9	1.4	45,333
Rafael-Armament Development Authority Ltd.(3)	1,000,000	486,665	513,335	3.9	1.8	186,665
Reuben Krupik(4)	200,000	90,000	110,000	*	*	40,000
Directors and executive officers:
Gavriel D. Meron(5)	688,231	651,234	36,997	2.6	2.3	13,453
Zvi Ben David(6)	202,976	202,976	—	*	*	—
Kevin Rubey(7)	90,915	90,915	—	*	*	—
Yoram Ashery(8)	76,665	76,665	—	*	*	—
Shoshana Friedman(9)	64,382	64,382	—	*	*	—
Mark Gilreath(10)	68,263	68,263	—	*	*	—
Nancy L. S. Sousa(11)	10,000	10,000	—	*	*	—
Manfred Gehrtz	—	—	—	—	—	—
Sharon Koninsky(12)	31,719	31,719	—	*	*	—
Doron Birger(13)	5,741,779	5,521,778	—	22.3	20.2	—
James M. Cornelius(14)	174,125	174,125	—	*	*	—
Michael Grobstein(15)	77,500	77,500	—	*	*	—
Jonathan Silverstein(16)	4,098,149	3,973,482	—	15.9	14.5	—
Reuven Baron(17)	3,033,310	2,813,309	—	11.8	10.3	—
Dr. Dalia Megiddo(18)	10,300	10,300	—	*	*	10,300
Chen Barir(19)	12,500	12,500	—	*	*	—
Eyal Lifschitz	—	—	—	—	—	—
All directors and executive officers as a group(20)	14,697,195	14,315,530		54.2	50.0

* Less than 1%

(1)	Based on a Schedule 13D filed on May 19, 2003 and amended on September 4, 2003 and on information provided to us supplementally, consists of 3,462,441 ordinary shares owned by Discount Investment Corporation Ltd., or DIC, 3,032,310 ordinary shares owned by RDC Rafael Development Corporation Ltd., or RDC, and 2,709,469 ordinary shares owned by Elron Electronic Industries Ltd., or Elron. RDC is offering 220,001 ordinary shares and 79,999 ordinary shares pursuant to the underwriters' overallotment option. As of the date of this prospectus, Elron owned all of the outstanding shares of DEP Technology Holdings Ltd. which, in turn, hold 50.1% of the voting power of RDC. As a result, Elron may be deemed to be the beneficial owner of the ordinary shares owned by RDC. As of the date of this prospectus, DIC owned approximately 38.5% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of the ordinary shares owned by RDC and by Elron. The address of Discount Investment Corporation is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of RDC is Building 7, New Industrial Park, Yoqneam 20692, Israel. The address of Elron is The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. As of the date of this prospectus, IDB Holding Corporation, or IDBH, owned approximately 58% of the outstanding shares of IDB Development Corporation, or IDBD, which, in turn, owned approximately 65% of the outstanding shares of DIC. As a result, IDBH may be deemed to be the beneficial owner of the ordinary shares owned by DIC, RDC and Elron. IDBH is a public company traded on the Tel Aviv Stock Exchange. Approximately 51.7% of the outstanding share capital of IDBH is owned by a group comprised of (i) Ganden Investments I.D.B. Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd., or “Manor”, a private Israeli company controlled by Ruth Manor, which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, Shelly Bergman holds approximately 4.9% of the equity of and voting power in IDBH. The address of Nochi Dankner is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of Shelly Bergman is 12 Recanati Street, Ramat Aviv Gimmel, Tel Aviv, Israel. The address of Ruth Manor is 26 Hagderot Street, Savyon, Israel. The address of Mr. Avraham Livnat is Taavura Junction, Ramle, Israel. These individuals disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein. On September 29, 2003, Elron and DIC entered into a voting agreement pursuant to which, among other things, DIC agreed to vote all of its ordinary shares in favor of nominees to our board of directors proposed by Elron. The voting agreement is for a term of one year and renews automatically each year thereafter unless terminated by notice of either party to the other party no later than August 30 in each year, unless terminated by agreement of both parties thereto.
(2)	Based on a Schedule 13D filed on May 15, 2002 and on information provided to us supplementally, consists of 2,475,736 ordinary shares and options to purchase 2,157 ordinary shares owned by Caduceus Private Investments L.P., or Caduceus; 485,000 ordinary shares and options to purchase 771 ordinary shares owned by Eaton Vance Worldwide Health Sciences Portfolio, or Eaton Vance; 485,000 ordinary shares and options to purchase 771 ordinary shares owned by Finsbury Worldwide Pharmaceutical Trust, or Finsbury; 500,000 ordinary shares owned by UBS Juniper Crossover Fund LLC, or Juniper; 92,173 ordinary shares and options to purchase 144 ordinary shares owned by OrbiMed Associates LLC, or OrbiMed Associates; 2,820 ordinary shares owned by OrbiMed Capital LLC, or OrbiMed Capital; options to purchase 2,157 ordinary shares owned by OrbiMed Advisors LLC; 1480 ordinary shares owned by Samuel D. Isaly; 1,480 ordinary shares owned by Sven Borho; 1,480 ordinary shares owned by Michael Sheffery; 1,480 ordinary shares owned by Carl L. Gordon. Juniper is offering 124,667 ordinary shares and 45,333 ordinary shares pursuant to the underwriters' overallotment option. OrbiMed Capital is the general partner of Caduceus, OrbiMed Advisors LLC acts as managing member of OrbiMed Associates, OrbiMed Advisors LLC acts as investment manager of Juniper, OrbiMed Advisors LLC acts as investment advisor to Finsbury and OrbiMed Advisors LLC acts as investment adviser to Eaton Vance. As a result, OrbiMed Advisors LLC and OrbiMed Capital have discretionary investment management authority with respect to the assets of Caduceus, Eaton Vance, Finsbury, OrbiMed Associates and Juniper. Samual D. Isaly owns a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital. Samuel D. Isaly, Sven Borho, Michael Sheffery and Carl L. Gordon, share ownership and control of OrbiMed Associates, OrbiMed Capital and OrbiMed Advisors LLC. The address of OrbiMed Advisors LLC, OrbiMed Capital, OrbiMed Advisors, Inc., Samuel D. Isaly, Sven Borho, Michael Sheffery and Carl L. Gordon is 767 Third Avenue, 30th Floor, New York, NY 10017. These individuals each disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of his pecuniary interest therein.

(3)	Consists of 1,000,000 ordinary shares. Rafael-Armament Development Authority Ltd. beneficially owns approximately 49% of the ordinary shares of our shareholder, RDC Rafael Development Corporation Ltd. The address of Rafael-Armament Development Authority Ltd. is P.O. Box 2250, Haifa 31021, Israel.
(4)	Consists of 200,000 ordinary shares. Mr. Krupik formerly served as President and Chief Executive Officer of our shareholder, RDC Rafael Development Corporation Ltd. Mr. Krupik's address is c/o Arte Venture Group Ltd., Oz Building, 14A Abba Hillel Silver Street, Ramat Gan 52506, Israel.
(5)	Consists of 11,416 ordinary shares and options to purchase 676,815 ordinary shares.
(6)	Consists of 19,026 ordinary shares, options to purchase 113,750 ordinary shares from Given Imaging and options to purchase 70,200 ordinary shares from RDC.
(7)	Consists of 415 ordinary shares owned by a family member of Mr. Rubey and options to purchase 90,500 ordinary shares.
(8)	Consists of 5,415 ordinary shares and options to purchase 71,250 ordinary shares.
(9)	Consists of 19,026 ordinary shares owned by Ms. Friedman, 19,800 ordinary shares owned by PuSH J. Sh. Holding Ltd., a company owned and controlled by Ms. Friedman, options to purchase 22,500 ordinary shares owned by Ms. Friedman and options to purchase 3,056 ordinary shares owned by PuSH. J. Sh. Holding Ltd.
(10)	Consists of 9,513 ordinary shares and options to purchase 58,750 ordinary shares.
(11)	Consists of options to purchase 10,000 ordinary shares.
(12)	Consists of 15,219 ordinary shares and options to purchase 16,500 ordinary shares.
(13)	Consists of 3,032,310 ordinary shares owned by RDC and 2,709,469 ordinary shares owned by Elron. Mr. Birger is a director of RDC, and President and Chief Executive Officer of Elron and by virtue of his position may be deemed to have voting and investment power, and thus beneficial ownership with respect to the shares that Elron and RDC own. Mr. Birger disclaims such beneficial ownership except to the extent of his pecuniary interest therein.
(14)	Consists of 90,000 ordinary shares owned by Mr. Cornelius, 20,125 ordinary shares held by Twilight Venture Partners, 11,500 ordinary shares held by the Cornelius Family Foundation, and options to purchase 52,500 ordinary shares.
(15)	Consists of 25,000 ordinary shares and options to purchase 52,500 ordinary shares.
(16)	Consists of options to purchase 45,500 ordinary shares and 4,052,649 ordinary shares beneficially owned by the OrbiMed investors. Mr. Silverstein is a manager director of OrbiMed Advisors LLC and by virtue of his position may be deemed to have voting and investment power, and thus beneficial ownership with respect to the shares which the OrbiMed investors owns or over which they exercise voting and investment power. Mr. Silverstein disclaims such beneficial ownership except to the extent of his pecuniary interest therein.
(17)	Consists of 1,000 ordinary shares owned by Mr. Baron and 3,032,310 ordinary shares beneficially owned by RDC. Mr. Baron is the President and Chief Executive Officer of RDC and by virtue of his position may be deemed to have voting and investment power, and thus beneficial ownership with respect to the shares beneficially owned by RDC. Mr. Baron disclaims such beneficial ownership except to the extent of his pecuniary interest therein.
(18)	Consists of options to purchase 10,300 ordinary shares.
(19)	Consists of options to purchase 12,500 ordinary shares.
(20)	Includes 3,462,441 ordinary shares owned by DIC, 3,032,310 ordinary shares owned by RDC, 2,709,469 ordinary shares owned by Elron and 4,052,649 ordinary shares beneficially owned by the OrbiMed entities, as well as ordinary shares and options to purchase ordinary shares held by directors and officers in their personal capacities or by their nominees. The Company's directors and officers disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

DESCRIPTION OF SHARE CAPITAL

      As of the date of this prospectus, our authorized share capital consists of 90,000,000 ordinary shares, each with a par value of NIS 0.05, of which 25,788,088 are issued and outstanding. Upon the closing of this offering, our authorized share capital will consist of 90,000,000 ordinary shares, of which 27,325,085 will be issued and outstanding.

      All of our issued and outstanding ordinary shares are duly authorized, validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and following the closing of this offering will not have preemptive rights. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association, our articles of association or the laws of the State of Israel, except that citizens of countries which are, or have been, in a state of war with Israel may not be recognized as owners of ordinary shares.

Election of Directors

      Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are appointed by the holders of a simple majority of our ordinary shares at a general shareholder meeting. As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting have the power to elect or remove any or all of our directors, subject to the special approval requirements for outside directors described under “Management—Board Practices—Outside and Independent Directors.” Under the Companies Law, the procedures for the appointment and removal and the term of office of directors, other than outside directors, may be contained in the articles of association of a company. Our articles of association currently do not contain provisions for staggered terms for directors. However, our articles of association may be amended in the future by a majority of our shareholders at a general shareholder meeting to provide for a staggered board or other method of electing our directors, other than with respect to our outside directors.

Dividend and Liquidation Rights

      Our board of directors may declare a dividend to be paid to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. Dividends may only be paid out of our retained earnings or profits accrued over a period of two years, as defined in the Companies Law, whichever is greater, according to the last reviewed or audited financial reports of the company, provided that the date of the financial reports is not more than six months before distribution, and further provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying out existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

      We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors is required to convene a special general meeting of our shareholders at the request of two directors or one quarter of the members of our board of directors or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power or the holder or holders of 5% or more of our voting power. All shareholder meetings require prior notice of at least 21 days. The chairperson of our board of directors presides over our general meetings. Shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting.

Quorum

      The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 33 1/3% of our issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of one or more shareholders present in person or by proxy, unless the meeting was called pursuant to a request by our shareholders in which case the quorum required is the number of shareholders required to call the meeting as described under “—Shareholder Meetings.”

Voting

      Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person or by proxy. Israeli law does not provide for public companies such as us to have shareholder resolutions adopted by means of a written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in an acceptable manner, and avoid abusing his or her powers. This is required, among other things, when voting at general meetings on matters such as changes to the articles of association, increasing the company's registered capital, mergers and approval of related party transactions. A shareholder must also avoid oppression of other shareholders. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company's articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty and there is no binding case law that addresses this subject directly. Any voting agreement is also subject to observance of these duties.

Resolutions

      An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution.

      Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the voluntary winding up of the company requires the approval by holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution. For information regarding the majority required for approval of related party transactions, see “Management—Approval of Related Party Transactions.”

Access to Corporate Records

      Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, our articles of association and any document we are required by law to file publicly with the Israeli Companies Registrar. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document's disclosure may otherwise harm our interests.

Acquisitions under Israeli Law

      Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company's issued and outstanding share capital or of a class of shares which are listed is required by the Companies Law to make a tender offer to all of the company's shareholders or all shareholders of such class of shares, as applicable, for the purchase of all of the issued and outstanding shares of the company or of that class of shares, as applicable. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company or of that class of shares, as applicable, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court to alter the consideration for the acquisition. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company or of such class of shares, as applicable, the acquirer may not acquire additional shares of the company or of such class of shares, as applicable, from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company's issued and outstanding share capital or of the shares comprising such class, as applicable.

      The Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. We believe that IDB Holding Corporation Ltd. currently holds more than 25% of our outstanding ordinary shares as determined in accordance with the Companies Law. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, if there is no 50% or greater shareholder of the company.

      Merger. The Companies Law permits merger transactions if approved by each party's board of directors and the majority of each party's shares voted on the proposed merger at a shareholders' meeting called on at least 21 days' prior notice. Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if our shares are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, including any of their affiliates, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 70 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies.

Anti-Takeover Measures

      The Companies Law allows us to create and issue shares having rights different to those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a majority of our shareholders at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described in “Voting.”

Transfer Agent and Registrar

      The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number at this location is (212) 936-5100.

Listing

      Our ordinary shares are listed on the Nasdaq National Market and the Tel Aviv Stock Exchange under the symbol “GIVN.”

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

      Sales of substantial amounts of our ordinary shares in the public market following this offering, or the perception that such sales may occur, could adversely affect prevailing market prices of our ordinary shares. Upon completion of this offering, we will have a total of 27,325,085 ordinary shares outstanding. All of our ordinary shares are freely tradable on the Tel Aviv Stock Exchange, subject to compliance with Regulation S in the case of ordinary shares held by affiliates that were not acquired in this offering. The 2,505,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates,” as that term is defined under Rule 144 of the Securities Act, who may sell these shares subject to the volume and other limitations contained in Rule 144.

Lock-up Agreements

      We, our executive officers and directors and the selling shareholders and their affiliates, who following the closing of this offering will hold an aggregate of 13,752,072 ordinary shares, have signed lock-up agreements under which, subject to certain exceptions, they have agreed not to sell or otherwise dispose of their ordinary shares or any securities convertible into or exchangeable for ordinary shares for a period of 90 days after the date of this prospectus without the prior written consent of Merrill Lynch and Citigroup.

Eligibility of Restricted Shares for Sale in the Public Market

      The following indicates approximately when the 24,820,085 ordinary shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the U.S. public market, under the provisions of Rule 144:

•	immediately after the effective date of this prospectus, up to 11,068,013 shares may be eligible for resale without limitation; and

•	beginning 90 days after the effective date of this prospectus, up to 13,752,072 shares may be eligible for resale, all which would be subject to volume, manner of sale and other limitations under Rule 144 at that time.

Rule 144

      In general, under Rule 144 as currently in effect a person who has beneficially owned our ordinary shares for at least one year from the later of the date those ordinary shares were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of ordinary shares then outstanding, which will equal approximately 273,251 shares immediately after this offering; or

•	the average weekly trading volume of the ordinary shares on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

      Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company. We cannot estimate the number of ordinary shares our existing shareholders will sell under Rule 144, as this will depend on the market price for our ordinary shares, the personal circumstances of the shareholder and other factors.

Rule 144(k)

      Under Rule 144(k), a person who is not one of our affiliates at the time of the sale and at any time during the three months preceding such sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date such ordinary shares were acquired from us or from an affiliate of ours, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, these “144(k) shares” may be sold immediately upon the completion of this offering.

Options

      We have filed a registration statement on Form S-8 under the Securities Act to register 4,956,183 ordinary shares reserved for issuance under our stock option plans. Following the closing of this offering, we intend to file a registration statement on Form S-8 to register an additional 1,000,000 ordinary shares reserved for issuance under our stock option plans. As of the date of this prospectus, options to purchase 3,984,771 ordinary shares were outstanding, of which options to purchase 1,970,490 ordinary shares had vested and had not been exercised. Ordinary shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market.

Registration Rights

      Following the completion of this offering, the holders of approximately 13.7 million ordinary shares are entitled to request that we register their ordinary shares under the Securities Act, subject to exclusion for marketing reasons, and also are entitled to “piggy back” registration rights, also subject to exclusion for marketing reasons. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

CONDITIONS IN ISRAEL

      We are incorporated under the laws of, and our principal offices, manufacturing and research and development facilities are located in the State of Israel. Therefore, we are directly affected by political, economic and military conditions in Israel. Our operations would be materially adversely affected if major hostilities involving Israel occur, Israel's political or economic conditions deteriorate or trade between Israel and its present trading partners is curtailed.

Political Conditions

      Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In 1979, however, a peace treaty between Israel and Egypt was signed under which full diplomatic relations were established. In October 1994, Israel and Jordan signed a peace treaty, which provides, among other things, for the commencement of full diplomatic relations between the two countries, including the exchange of ambassadors and consuls. In addition, this treaty expresses the mutual desire of the parties for economic cooperation and calls for both parties to lift economic barriers and discrimination against the other and to act jointly towards the removal of any economic boycotts by third parties. To date, there are no peace treaties between Israel and Syria or Lebanon.

      Since 1993, a series of agreements were signed by Israel and Palestinian representatives, outlining several interim Palestinian self-government arrangements. The implementation of these agreements with the Palestinian representatives has been subject to difficulties and delays and a resolution of all of the differences between the parties remains uncertain. Since October 2000, there has been a significant increase in violence, in Israel, in the West Bank and Gaza Strip, and negotiations between Israel and Palestinian representatives have ceased.

      We cannot predict whether any other agreements will be entered into between Israel and its neighboring countries, whether a final resolution of the area's problems will be achieved, the nature of any resolution of this kind, or whether the current civil unrest will continue and to what extent this unrest will have an adverse impact on Israel's economic development, on our operations in the future and on our share price.

      Despite the progress towards peace between Israel, its Arab neighbors and the Palestinians, some countries, companies and organizations continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on our business, but restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on the expansion of our business.

Military Service

      Generally, all male adult citizens and permanent residents of Israel under the age of 54, unless exempt, are obligated to perform up to 30 days (and in some circumstances up to 36 days) of military reserve duty annually. Additionally, all of these residents may be called to active duty at any time under emergency circumstances. Currently, a majority of our officers and employees located in Israel are obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of the requirements on our workforce or business if conditions should change, and we cannot predict the effect any expansion or reduction of these obligations might have on us.

Economic Conditions

      Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy, employing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. In 1998, the Israeli currency control regulations were liberalized significantly to allow Israeli residents to deal in foreign currency and non-residents of Israeli to purchase and sell Israeli currency and assets. The Israeli government has periodically changed its policies in all of these areas. Currently there are no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares, however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

Trade Agreements

      Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. Israel has also been granted preferences under the Generalized System of Preferences from Japan. These preferences allow Israel to export the products covered by these programs either duty-free or at reduced tariffs.

      Israel and the United States entered into a Free Trade Agreement in 1985. Under the Free Trade Agreement, most products receive immediate duty-free status. The Free Trade Agreement eliminated all tariff and some non-tariff barriers on most trade between the two countries in 1995. Israel became associated with the European Economic Community, now known as the European Union, under a 1975 Free Trade Agreement, which confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from those countries over a number of years. Israel is a member of the European Union's Sixth research and Development Program, giving Israelis access to research and development tenders in the European Union countries. Since 1993, a free trade agreement has been in effect between Israel and the European Free Trade Association, or EFTA, whose members include Switzerland, Norway, Iceland and Liechtenstein. The agreement grants the exporting countries of EFTA trading with Israel conditions similar to those Israel enjoys with the U.S.

      In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India and other nations in Asia and Eastern Europe, with which Israel previously had not had these relations.

TAXATION AND GOVERNMENT PROGRAMS

      The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

      In the opinion of Zellermayer, Pelossof & Co., Advocates, the statements contained in the heading “—Israeli Tax Considerations and Government Programs—Taxation of our Shareholders” describe the material Israeli income tax consequences of the ownership of our ordinary shares. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with special reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Shareholders should consult their own tax advisors with respect to Israeli income tax consequences of acquiring, owning or disposing of our ordinary shares.

Taxation of Companies

      General Corporate Tax Structure. Israeli companies are subject to corporate tax at the rate of 36% of taxable income. However, the effective tax rate payable by a company that derives income from an approved enterprise, as discussed further below, may be considerably less.

      Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959. The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

      Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25%, rather than 36%, for the benefit period, unless the company has elected to receive an alternative package of benefits as described below. This period is ordinarily seven years, or ten years if the company qualifies as a foreign investors' company as described below, commencing with the year in which the approved enterprise first generates taxable income. However, the ten-year period may not extend beyond the later of 14 years from the year in which approval was granted or 12 years from the year in which operations or production by the enterprise began. A company's undistributed income derived from an approved enterprise in top priority locations (commonly known as “Zone A”) will be exempt from corporate tax for a period of two years and will be eligible for a reduced tax rate as above mentioned for the remainder of the benefit period.

      A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors' company. A foreign investors' company is a company more than 25% of whose rights and share capital, including shareholders' loans, is owned by non-Israeli residents, provided that the foreign ownership of the share capital alone also exceeds 25%. A company which qualifies as a foreign investors' company and has an approved enterprise program is eligible for tax benefits for a ten-year period. Income derived from the approved enterprise program will be subject to a reduced tax rate for ten years or, if the company owns an approved enterprise in a Zone A, exempt from tax for a period of two years and will be subject to a reduced tax for an additional eight years. The reduced tax rate is 25% unless the level of foreign investment is 49% or more and less than 74%, in which case the tax rate is 20%; if the foreign investment is 74% or more and less than 90%, the tax rate is 15%; and if the foreign investment is 90% or more, the tax rate is 10%. The recipient of dividends distributed from such income is taxed at the rate applicable to dividends from an approved enterprise which is 15%, or less under certain prevention of double-taxation treaties, if the dividend is distributed during the tax benefit period or within 12 years after the period and there is no time limit with respect to dividend distributed from an exempt income of foreign investors' company. The company must withhold this tax at source.

      A company owning an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and the company will be eligible for a reduced tax rate for the remainder of the benefits period.

      A company that has an approved enterprise in Zone A or that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on of the amount distributed. The rate of the tax will be the rate which would have been applicable had the company not been tax exempt. This rate is 10% to 25%, depending on the percentage of the company's shares held by foreign shareholders, as described above. The recipient of dividend distributed from such income is taxed at the rate applicable to dividends from approved enterprises which is 15%, or less under certain anti double-taxation treaties, if the dividend is distributed during the tax benefit period or within 12 years after the period and there is no time limit with respect to dividend distributed from an exempt income of foreign investors' company. The company must withhold this tax at source.

      Subject to applicable provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits, and may generally decide from which year's profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute the income as a dividend.

      The Investment Center bases its decision whether or not to approve an application on the criteria in the Investment Law and regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest. There can be no assurance that any future approved enterprises that we may be awarded will be entitled to the same package of benefits as we currently have.

      The Investment Center of the Ministry of Industry and Trade granted our manufacturing facility approved enterprise status under the Investment Law in 1999. We have elected the alternative package of benefits under these approved enterprise programs. Since our manufacturing facility is located in a “Zone A”, the portion of our income derived from this approved enterprise program will be exempt from tax for a period of ten years, commencing when we begin to realize net income from these programs, but such period may not extend beyond the later of 14 years from the year in which approval was granted or 12 years from the year in which operations or production by the enterprise began. The period of tax benefits for our approved enterprise programs has not yet commenced, because we have yet to realize taxable income. We expect to derive a substantial portion of our income from our approved enterprise program. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval.

      Grants Under the Law for the Encouragement of Industrial Research and Development, 1984. Under the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the Research Law, research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project's expenditure, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the Chief Scientist of 3 to 5% on sales of products and services derived from our technology developed using these grants until 100% of the dollar-linked grant is repaid, together with interest equal to the 12 month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year. Following the full repayment of the grant, there is no further liability for repayment.

      The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations of the Research Law, if any of the manufacturing is performed outside Israel by any entity other than us, assuming we receive approval from the Chief Scientist for the foreign manufacturing, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel follows:

Manufacturing Volume Outside of Israel	Royalties to the Chief Scientist as a Percentage of Grant

less than 50%	120%
between 50% and less than 90%	150%
90% and more	300%

      If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be a percentage equal to the percentage of our total investment in the Given System that was funded by grants. In addition, in recent years the government of Israel has accelerated the rate of royalty rates for repayment of Chief Scientist grants, and may further accelerate them in the future.

      The technology developed with Chief Scientist grants may not be transferred to third parties without the prior approval of a governmental committee under the Research Law, and may not be transferred to non-residents of Israel. The approval, however, is not required for the export of any products developed using the grants. Approval of the transfer of technology to residents of Israel may be granted in specific circumstances, only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot provide any assurance that any consent, if requested, will be granted.

      The funds available for grants from the Chief Scientist depend on several criteria and prevailing government policy and budget, and may be reduced or eliminated in the future. Even if these grants are maintained, there is no assurance that we will receive Chief Scientist grants in the future. In addition, each application to the Chief Scientist is reviewed separately, and grants are based on the program approved by the research committee. Expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the Chief Scientist. We cannot provide any assurance that applications to the Chief Scientist will be approved and, until approved, the amounts of any grants are not determinable.

      Tax Benefits and Grants for Research and Development. Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures that were paid in cash, including capital expenditures, relating to scientific research and development projects, if:

•	the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	the research and development is for the promotion of the company; and

•	the research and development is carried out by or on behalf of the company seeking the deduction.

      Expenditures not so approved are deductible over a three-year period. However, the amounts of any government grant made available to us are subtracted from the amount of the deductible expenses according to Israeli law.

      Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969. According to the Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, an industrial company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency exclusive of income from specified government loans, capital gains, interest and dividends which are not classified for such company as business income, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

      Under the Industry Encouragement Law, industrial companies are entitled to certain preferred corporate tax benefits, including the following:

•	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•	right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

•	claiming of stock exchange issuance expenses over three years.

      Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

      If we qualify as an industrial company within the definition of the Industry Encouragement Law, we are entitled to the benefits described above. We believe that in 2003 we qualified as an Industrial Company under the law for Encouragement of Industry (Taxes) 1969. We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an industrial company in the past or that we will maintain this qualification or our status as an industrial company.

      Special Provisions Relating to Taxation Under Inflationary Conditions. The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can generally be described as follows:

•	Where a company's equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

•	Where a company's depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

•	Gains on traded securities, including securities which are normally exempt from tax, are taxable in specified circumstances.

Taxation of Our Shareholders

      Capital Gains on Sales of Our Ordinary Shares. Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is the portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. Foreign residents who purchased an asset in foreign currency may request that the inflationary surplus be computed on the basis of the devaluation of the shekel against such foreign currency. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is taxed at the applicable rate discussed below.

      Dealers in securities in Israel are taxed at regular tax rates applicable to business income.

      Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

•	who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

•	who is entitled to claim the benefits available to the person by the U.S.-Israel tax treaty.

      However, this exemption does not apply, among other cases, if the gain is attributable to a permanent establishment of such person in Israel, or if the holder is a resident of the United States within the meaning of the U.S.-Israeli tax treaty who holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions. Under these circumstances, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel tax treaty, a U.S. resident generally would be permitted to claim a credit for the Israeli taxes paid against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

      For residents of other countries, the purchaser of shares may be required to withhold 25% capital gains tax on all amounts received for the sale of our ordinary shares, for so long as the capital gain from such a sale is not exempt from Israeli capital gains tax, and unless a different rate is provided in a treaty between Israel and the seller's country of residence.

      Under new legislation, which became effective on January 1, 2003, the capital gain from the sale of shares by non Israeli residents would be tax exempt as long as our shares are listed on the Tel Aviv stock exchange or the Nasdaq National Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident's permanent establishment in Israel, and (B) the shares were acquired by the foreign resident after the company's shares had been listed for trading on the foreign Exchange. If the shares were sold by Israeli residents, then (A) for the period ending December 31, 2002 their sale would be tax exempt so long as (1) the shares are listed on the Tel Aviv stock exchange or another stock exchange, such as the Nasdaq National Market, which is recognized by the Israeli Ministry of Finance, and (2) we qualified as an industrial company or industrial holding company under the law for Encouragement of Industry (Taxes) 1969, and (B) for the period commencing January 1, 2003, the sale of the shares would be subject to a 15% tax if the shares are listed on a stock exchange recognized by the Israeli Ministry of Finance. We believe that in 2003 we qualified as an Industrial Company under the law for Encouragement of Industry (Taxes) 1969. We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an industrial company in the past or that we will maintain this qualification or our status as an industrial company. If we are delisted, gains from the sale of our ordinary shares will be subject to capital gains tax at a rate of 25% unless an exemption or other tax rate applies in accordance with a tax treaty between Israel and the shareholder's country of residence.

      Non-residents of Israel are subject to tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income, such as income received for services rendered in Israel. We are required to withhold income tax at the rate of 25% with respect to passive income (or 15% for dividends distributed from income generated by an approved enterprise) unless a different rate or an exemption is provided in a tax treaty between Israel and the shareholder's country of residence.

      Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of shares in an Israeli company which are traded on certain stock markets, including the Tel Aviv stock exchange and The Nasdaq National Market, subject to the provisions of any applicable double taxation treaty.

United States Federal Income Taxation

      In the opinion of White & Case LLP, the following is a description of the material United States federal income tax consequences of the ownership of our ordinary shares. This description addresses only the United States federal income tax considerations of holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. Except as noted below, this description does not address special tax considerations applicable to holders that may be subject to special tax rules, including:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who received ordinary shares as compensation for the performance of services;

•	holders who own, or are deemed to own, at least 10% or more, by voting power or value, of our shares;

•	investors whose functional currency is not the United States dollar;

•	holders who hold our ordinary shares as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for United States federal income tax purposes; or

•	certain expatriates or former long-term residents of the United States.

      Further, this description does not address any United States federal estate and gift or alternative minimum tax consequences, nor any state, local, or foreign tax consequences relating to the ownership and disposition of our ordinary shares.

      This description is based on the Internal Revenue Code of 1986, as amended, United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this prospectus. The United States tax laws and the interpretation thereof are subject to change, which change could apply retroactively and could affect the tax consequences described below.

      Unless specifically noted below, the following description applies only to owners of our ordinary shares that are United States holders for United States federal income tax purposes.

      For purposes of this description, a United States holder is a beneficial owner of ordinary shares that, for United States federal income tax purposes, is:

•	citizen or resident of the United States;

•	a corporation or a partnership created or organized in or under the laws of the United States or any state, including the District of Columbia;

•	an estate if its income is subject to United States federal income taxation regardless of its source; or

•	a trust if such trust validly has elected to be treated as a United States person for United States federal income tax purposes or if a United States court can exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions.

      A non-United States holder is a beneficial owner of ordinary shares that is not a United States holder.

      If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

      Shareholders should consult their own tax advisors with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning or disposing of our ordinary shares.

Distributions

      Subject to the discussion below under “Passive Foreign Investment Company Considerations”, the entire amount of any distribution made to you with respect to ordinary shares, other than any distributions of our ordinary shares made to all our shareholders, will constitute dividends to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. For these purposes, the amount of the distribution will not be reduced by the amount of any Israeli tax withheld from the distribution. Non-corporate U.S. holders generally will be taxed on the dividend distributions made in taxable years beginning before December 31, 2008 at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). Non-corporate U.S. holders must satisfy certain holding period and risk requirements in order to qualify for the lower rates. However, the dividends will be included in your gross income as ordinary income and will not be eligible for the dividends received deduction generally allowed to corporate United States holders. We do not maintain calculations of our earnings and profits under United States federal income tax principles.

      If distributions with respect to our ordinary shares exceed our current and accumulated earnings and profits, the excess distributed with respect to any ordinary share would be treated first as a tax-free return of capital to the extent of your adjusted basis in that ordinary share. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, any amount in excess of the amount of the dividend and the return of capital would be treated as capital gain, subject to the rules described under “Sale or Exchange of our Ordinary Shares.”

      If we pay a dividend or distribution in NIS, you will be required to take the dividend or distribution into account at its dollar amount based on the spot rate of exchange in effect on the distribution date. You will have a tax basis for United States federal income tax purposes in the NIS received equal to that dollar value, and any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

      You may generally elect to claim the Israeli income tax withheld from dividends and distributions you receive with respect to ordinary shares as a foreign tax credit against your United States federal income tax liability, subject to a number of limitations. Among the limitations, the foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income tax payable with respect to each such class, and you must meet certain holding period and at risk requirements in order to claim credit for foreign withholding taxes. Special rules apply to foreign tax credits associated with dividends which qualify for lower tax rates. Dividends we pay generally will be included in the “passive income” class for these purposes, or, in the case of certain financial services entity holders, “financial services income.” In lieu of claiming a foreign tax credit, you may claim a deduction for the withholding taxes if you itemize your deductions. Dividends received by you with respect to ordinary shares generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation.

      Subject to the discussion below under “Backup Withholding and Information Reporting,” if you are a non-United States holder of our ordinary shares, you will not be subject to United States federal income or withholding tax on dividends you receive on ordinary shares, unless the dividends are effectively connected with the conduct by such non-United States holder of a trade or business in the United States.

Sale or Exchange of Our Ordinary Shares

      Subject to the discussion below under “Passive Foreign Investment Company Considerations”, you will recognize capital gain or loss for United States federal income tax purposes when you sell or exchange our ordinary shares. The amount of gain or loss will be equal to the difference between your adjusted tax basis in the ordinary shares and the amount realized on their disposition. If you are a noncorporate United States holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for our ordinary shares exceeds one year. Any gain or loss recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. Capital losses may only be used to offset capital gains, except that non-corporate U.S. holders are entitled to deduct capital losses in excess of capital gains not to exceed $3,000 per taxable year.

      Subject to the discussion below under “Backup Withholding and Information Reporting,” if you are a non-United States holder of our ordinary shares, we expect that you will not be subject to United States federal income or withholding tax on gain realized on the sale or exchange of such ordinary shares unless (1) such gain is effectively connected with the conduct by you of a trade or business in the United States, (2) in the case of gain realized by an individual non-United States holder, you are present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or (3) you are subject to the rules applicable to certain United States expatriates.

Passive Foreign Investment Company Considerations

      A non-United States corporation will be classified as a “passive foreign investment company” (a “PFIC”) for United States federal income tax purposes in any taxable year in which, after applying applicable look-through rules with respect to a 25% or more owned subsidiary, either (1) at least 75% of its gross income is “passive income,” or (2) at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose includes items such as dividends, interest, royalties, rents and gains from commodities and securities transactions.

      Based on our estimated gross income, the average value of our gross assets (determined by reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations) and the nature of our business, we believe that we will not be classified as a PFIC for the taxable year ended December 31, 2004. Our status in future years will depend on our assets and activities in those years, although you will be treated as continuing to own an interest in a PFIC if we are a PFIC in any year while you own your shares unless you make certain elections. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but because the market price of our ordinary shares is likely to fluctuate, we cannot assure you that we will not be considered a PFIC for any taxable year. If we were a PFIC, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and excess distributions with respect to, the ordinary shares (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “Distributions”).

      If we were a PFIC, you could make a variety of elections that may alleviate the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of our ordinary shares. You should consult your own tax advisor regarding our potential status as a PFIC and the tax consequences that would arise if we were treated as a PFIC.

Backup Withholding and Information Reporting

      United States backup withholding taxes and information reporting requirements apply to certain payments to noncorporate holders of stock. Information reporting requirements will, and a backup withholding tax may, apply to payments of dividends on, and to proceeds from the sale, exchange or redemption of, our ordinary shares made within the United States to a holder of our ordinary shares, other than an exempt recipient, including a corporation, a payee that is a non-United States person that provides an appropriate certification and certain other persons. Backup withholding is not an additional tax and may be claimed as a credit against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS and furnishing any required information. The backup withholding tax rate is 28% for years through 2010.

      In the case of such payments by a payor within the United States to a foreign simple trust, foreign grantor trust or foreign partnership, other than payments to a foreign simple trust, foreign grantor trust or foreign partnership that qualifies as a withholding foreign trust or a withholding foreign partnership within the meaning of such income tax regulations and payments to a foreign simple trust, foreign grantor trust or foreign partnership that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the person treated as the owner of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements.

      The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. Shareholders should consult their own tax advisors concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

UNDERWRITING

      We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., CIBC World Markets Corp. and Wells Fargo Securities, LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling shareholders, the number of shares listed opposite their names below. The address for each of the representatives is: Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, New York 10080; Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013; CIBC World Markets Corp., 417 Fifth Avenue, New York, New York 10016; and Wells Fargo Securities, LLC, 530 Fifth Avenue, New York, New York 10036.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,002,000
Citigroup Global Markets Inc.	751,500
CIBC World Markets Corp.	375,750
Wells Fargo Securities, LLC	375,750

Total	2,505,000

      The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

      We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $1.15 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After this public offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us and to the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$32.00	$80,160,000	$92,184,000
Underwriting discount	$1.92	$4,809,600	$5,531,040
Proceeds, before expenses, to Given Imaging	$30.08	$45,120,000	$45,120,000
Proceeds, before expenses, to the selling shareholders	$30.08	$30,230,400	$41,532,960

      The expenses of the offering, not including the underwriting discount, are estimated at $1.0 million and are payable by us.

Overallotment Option

      The selling shareholders have granted an option to the underwriters to purchase up to 375,750 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

      We, our executive officers and directors and the selling shareholders and their affiliates, who following the closing of this offering will hold an aggregate of 13,752,072 ordinary shares, have agreed, with exceptions (including, in the case of Discount Investment Corporation, an exception for the floating charge security interest granted by Discount Investment Corporation to certain holders of its debt securities), not to sell or transfer any ordinary shares for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch and Citigroup. Specifically, we and these other individuals have agreed not to directly or indirectly

•	offer, pledge, sell or contract to sell any ordinary shares;

•	sell any option or contract to purchase any ordinary shares;

•	purchase any option or contract to sell any ordinary shares;

•	grant any option, right or warrant for the sale of any ordinary shares;

•	lend or otherwise dispose of or transfer any ordinary shares;

•	request or demand that we file a registration statement related to the ordinary shares; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      This lockup provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Price Stabilization, Short Positions and Penalty Bids

      Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the representatives may engage in transactions that stabilize the price of the ordinary shares, such as bids or purchases to peg, fix or maintain that price.

      If the underwriters create a short position in the ordinary shares in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the ordinary shares to stabilize the price of the ordinary shares or to reduce a short position may cause the price of the ordinary shares to be higher than it might be in the absence of such purchases.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

      In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the ordinary shares on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of ordinary shares and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

Selling Restrictions

      Each underwriter has acknowledged and agreed that:

•	it has not offered or sold and will not offer or sell any ordinary shares to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which either approval has been given in accordance with section 21(1) of the FSMA or where approval is not required due to the recipients of such invitation or inducement falling within one of the exemptions set out in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving or which may have effect in the United Kingdom;

•	the ordinary shares may not be offered, sold, transferred or delivered, as part of their initial distribution or any time thereafter, directly or indirectly, to any individuals or legal entities in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the course of their business or profession, which includes banks, securities, intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises, which, as an ancillary activity, regularly trade or invest in securities and that this document may not be distributed to any individuals or legal entities in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the course of their business or profession, which includes banks, securities, intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities;

•	because this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore, and it will not offer or sell the ordinary shares, nor will it make the ordinary shares the subject of an invitation for subscription or purchase, nor will it circulate or distribute this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, referred to as the Singapore Securities and Futures Act, (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Singapore Securities and Futures Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Singapore Securities and Futures Act;

•	the ordinary shares have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, to Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer ordinary shares in Japan to a list of 49 offerees in accordance with the above provisions; and

•	it has not offered or sold, or will offer or sell, in Hong Kong, by means of any document, any ordinary shares other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and unless permitted to do so under the securities laws of Hong Kong, it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, any advertisement, document or invitation relating to the ordinary shares other than with respect to the ordinary shares intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities whether as principal or agent.

      In addition, we have represented to the underwriters that other than the shares offered hereby, during the twelve month period prior to the completion of this offering, we have not offered or sold any of our securities in Israel, except for options issued to our employees and directors in Israel, which issuance of options was made in compliance with the requirements set forth in the Israeli Securities Law, 5728-1968, and the regulations promulgated thereunder.

Other Relationships

      Certain of the underwriters and their affiliates may from time to time in the future provide certain commercial banking, financial advisory and investment banking services for us, the selling shareholders, and our and their affiliates, for which they may receive customary fees and commissions.

LEGAL MATTERS

      The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Zellermayer, Pelossof & Co., Advocates, Tel Aviv, Israel. Certain legal matters in connection with this offering relating to United States law will be passed upon for us by White & Case LLP, New York, New York. In connection with this offering, Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Tel Aviv, Israel have advised the underwriters with respect to certain Israeli law matters and Weil, Gotshal & Manges LLP, New York, New York have advised the underwriters with respect to certain United States law matters.

EXPERTS

      Our financial statements at December 31, 2002 and 2003, and for the years ended December 31, 2001, 2002 and 2003 appearing elsewhere in this prospectus have been audited by KPMG Somekh Chaikin, a member of KPMG International, independent public accountants, as set forth in their report on the financial statements appearing elsewhere in this prospectus, and are included in reliance upon their report given upon their authority as experts in auditing and accounting. The address of KPMG Somekh Chaikin is 17 Ha'arb'a Street, Tel Aviv 64739, Israel.

ENFORCEABILITY OF CIVIL LIABILITIES

      We are incorporated under the laws of the State of Israel. Service of process upon us, our directors and officers, the selling shareholders and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and the assets of these persons and entities are located outside the United States, any judgment obtained in the United States against us or any of these persons or entities may not be collectible within the United States.

      We have been informed by our legal counsel in Israel, Zellermayer, Pelossof & Co., Advocates, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

      Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Securities Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgments are obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

•	the foreign court recognizes and enforces similar judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

•	the judgments and the enforcement of the civil liabilities are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties;

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

•	the obligations under the judgment are enforceable according to the laws of the state in which it was issued and the laws of the State of Israel.

      We have irrevocably appointed our subsidiary Given Imaging, Inc. as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. Given Imaging, Inc.'s address is Oakbrook Technology Center, 5555 Oakbrook Parkway, No. 355, Norcross, GA 30093.

      If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the Securities and Exchange Commission. The information incorporated by reference is an important part of this prospectus.

      The following documents are incorporated by reference to this prospectus:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2003, filed on March 17, 2004;

•	our report on Form 6-K containing our results for the quarterly period ended March 31, 2004, filed on May 4, 2004; and

•	the description of our ordinary shares contained in our Registration Statement on Form F-1 filed on August 22, 2001, under Section 12 of the Exchange Act, including any amendment or report updating this description.

      In addition, unless otherwise stated in this prospectus, all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c) and 15(d) of the Exchange Act (except for certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act) and certain reports on Form 6-K furnished by us before the termination of this offering, which we identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part.

      As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies among the documents, or between any of the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference in this prospectus.

      We will provide without charge to any person (including any beneficial owner) to whom this prospectus has been delivered, upon the oral or written request of such person, a copy of any document incorporated by reference into the registration statement (not including exhibits to the document that is incorporated by reference, unless such exhibits are specifically incorporated by reference into the document) of which this prospectus forms a part. Requests should be directed to Corporate Secretary, Given Imaging Ltd., 13 Ha'Yetzira Street, Yoqneam 20692, Israel. Our telephone number at that location is 972-4-909-7777.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the SEC a registration statement on Form F-3 under the Securities Act with respect to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are necessarily summaries of these documents and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the registration statement or incorporated into it by reference. The exhibits themselves must be reviewed for a complete description of the contract or document.

      We are subject to the information reporting requirements of the Securities and Exchange Act of 1934, as amended, referred to as the Exchange Act, applicable to foreign private issuers. As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and other material information.

      You may examine and copy the registration statement, including the exhibits and schedules thereto, and any other document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for additional information on the operation of the public reference facilities. The documents concerning us which are referred to in the registration statement may also be examined at our principal executive offices located at 13 Ha'Yetzira Street, Yoqneam 20692, Israel.

      In addition, the SEC maintains an Internet website that contains reports, proxy statements, information statements and other material that are filed through the SEC's Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system. Our filings are available to the public at the SEC's website at http://www.sec.gov. Our internet address is www.givenimaging.com. The information contained in our website is not a part of this prospectus. We make available, free of charge, on our Internet website, our annual report on Form 20-F as soon as reasonably practicable after its filing with the SEC.

[THIS PAGE INTENTIONALLY LEFT BLANK]

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

Report to the Board of Directors and
Shareholders of Given Imaging Ltd.

      We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. and its subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the consolidated results of its operations, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

SOMEKH CHAIKIN Certified Public Accountants (Israel) A member of KPMG International
February 10, 2004

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands except per share data)

		December 31
	Note	2002	2003
ASSETS
Current assets
Cash and cash equivalents	1D; 2	$35,792	$25,367
Accounts receivable:
Trade		6,865	6,945
Other	3	1,485	467
Inventories	1F; 4	10,659	8,485
Prepaid expenses	1G	1,258	1,361

Total current assets		56,059	42,625
Deposits		192	361
Assets held for severance benefits	1H; 9	674	1,008
Fixed assets, at cost, less accumulated depreciation	1I; 5	9,967	9,595
Other assets, at cost, less accumulated amortization	1J; 6	1,836	1,980

Total assets		$68,728	$55,569

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current installments of obligation under capital lease	7B	$56	$27
Accounts payable:
Trade		4,990	2,216
Other	8	6,279	4,462
Related parties		35	—
Deferred revenue	1O	727	950

Total current liabilities		12,087	7,655

Long-term liabilities
Obligation under capital lease, net	7B	47	4
Liability for employee severance benefits	9	835	1,188

Total long-term liabilities		882	1,192

Total liabilities		12,969	8,847

Commitments and contingencies	7
Minority interest		2,182	1,924
Shareholders' equity
Share capital:	11
Ordinary Shares, NIS 0.05 par value each (60,000,000 shares authorized; 25,373,513 and 25,649,188 shares issued and fully paid at December 31, 2002 and 2003, respectively)		298	301
Additional paid-in capital		100,262	100,996
Capital reserve		2,166	2,166
Unearned compensation		(123)	(30)
Accumulated deficit		(49,026)	(58,635)

Total shareholders' equity		53,577	44,798

Total liabilities and shareholders' equity		$68,728	$55,569

The accompanying notes are an integral part of these consolidated financial statements.

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data)

		Year Ended December 31,
	Note	2001	2002	2003
Revenues	1O; 12	$4,733	$28,904	$40,539
Cost of revenues		2,476	11,907	13,551

Gross profit		2,257	16,997	26,988

Operating expenses
Research and development, gross	1R	(6,156)	(8,609)	(7,037)
Royalty bearing participation	1P	44	—	1,303

Research and development, net		(6,112)	(8,609)	(5,734)
Sales and marketing		(12,902)	(22,681)	(26,804)
General and administrative		(2,664)	(4,749)	(5,312)

Total operating expenses		(21,678)	(36,039)	(37,850)

Operating loss		(19,421)	(19,042)	(10,862)
Financing income, net		764	1,469	995
Other expenses, net		—	(711)	—

Loss before taxes on income		(18,657)	(18,284)	(9,867)
Taxes on income	1Q; 13	—	—	—

Loss before minority share		(18,657)	(18,284)	(9,867)
Minority share in losses (profits) of subsidiary		—	(26)	258

Net loss		$(18,657)	$(18,310)	$(9,609)

Loss per share
Basic and diluted loss per ordinary share	1L; 10	$(1.60)	$(0.73)	$(0.38)

Weighted average number of Ordinary Shares outstanding used in basic and diluted loss per Ordinary Share calculation	1L; 10	12,879,369	25,182,563	25,493,073

The accompanying notes are an integral part of these consolidated financial statements.

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands except share data)

	Series A Preferred Shares		Ordinary Shares
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Capital Reserve	Unearned Compensation	Accumulated Deficit	Total
Balance as at January 1, 2001	9,115,925	$107	8,804,188	$103	$35,384	$—	$(460)	$(12,059)	$23,075
Changes during the year 2001:
Conversion of preferred shares into Ordinary Shares	(9,115,925)	(107)	9,115,925	107	—	—	—	—	—
Ordinary Shares issued	—	—	7,184,800	86	64,101		—	—	64,187
Allocation of employees' stock options	—	—	—	—	251	—	(251)	—	—
Allocation of non-employees' stock options	—	—	—	—	367	—	—	—	367
Amortization of unearned compensation	—	—	—	—	—	—	361	—	361
Net loss	—	—	—	—	—	—	—	(18,657)	(18,657)

Balance as of December 31, 2001	—	$—	25,104,913	$296	$100,103	$—	$(350)	$(30,716)	$69,333
Changes during the year 2002:
Exercise of stock options	—	—	268,600	2	159	—	—	—	161
Amortization of unearned compensation	—	—	—	—	—	—	227	—	227
Capital reserve from issuance of shares in a newly formed subsidiary	—	—	—	—	—	2,166	—	—	2,166
Net loss	—	—	—	—	—	—	—	(18,310)	(18,310)

Balance as of December 31, 2002	—	$—	25,373,513	$298	$100,262	$2,166	$(123)	$(49,026)	$53,577
Changes during the year 2003:
Exercise of stock options	—	—	275,675	3	722	—	—	—	725
Forfeiture of stock options	—	—	—	—	(78)	—	78	—	—
Acceleration of vesting	—	—	—	—	31	—	—	—	31
Allocation of non-employees' stock options	—	—	—	—	59	—	—	—	59
Amortization of unearned compensation	—	—	—	—	—	—	15	—	15
Net loss	—	—	—	—	—	—	—	(9,609)	(9,609)

Balance as of December 31, 2003	—	$—	25,649,188	$301	$100,996	$2,166	$(30)	$(58,635)	$44,798

The accompanying notes are an integral part of these consolidated financial statements.

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net loss	$(18,657)	$(18,310)	$(9,609)
Adjustments required to reconcile net loss to net cash used in operating activities:
Minority share in profits (losses) of subsidiary	—	26	(258)
Depreciation and amortization	1,074	2,176	3,030
Employees' stock option compensation	361	227	46
Non-employees' stock option compensation	367	—	59
Other	41	97	9
Increase in accounts receivable—trade	(2,470)	(4,395)	(80)
Decrease (increase) in other accounts receivable	(534)	(633)	1,018
Increase in prepaid expenses	(984)	(109)	(103)
Decrease in advances to suppliers	259	—	—
Decrease (increase) in inventories	(2,638)	(7,402)	1,860
Increase (decrease) in accounts payable	3,775	5,537	(4,708)
Increase in deferred revenue	193	534	223
Increase (decrease) in payable to related parties	15	19	(35)

Net cash used in operating activities	(19,198)	(22,233)	(8,548)

Cash flows from investing activities:
Purchase of fixed assets and other assets	(4,955)	(7,472)	(2,550)
Proceeds from sales of fixed assets	7	—	60
Deposits, net	(57)	(88)	(157)

Net cash used in investing activities	(5,005)	(7,560)	(2,647)

Cash flows from financing activities:
Principal payments on capital lease obligation	(56)	(64)	(72)
Proceeds from the issuance of Ordinary Shares	64,187	161	725
Proceeds from issuance of shares by consolidated company	—	4,322	—

Net cash provided by financing activities	64,131	4,419	653

Effect of exchange rate changes on cash	(58)	(64)	117

Increase (decrease) in cash and cash equivalents	39,870	(25,438)	(10,425)
Cash and cash equivalents at beginning of year	21,360	61,230	35,792

Cash and cash equivalents at end of year	$61,230	$35,792	$25,367

Supplementary cash flow information

	Year Ended December 31,
	2001	2002	2003
Interest paid	$12	$7	$3
Income taxes paid	$75	$79	$68

The accompanying notes are an integral part of these consolidated financial statements.

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share data)

Note 1—Organization and Summary of Significant Accounting Policies

A. General

      Given Imaging Ltd. (the “Company”) was incorporated in Israel in January 1998. The Company has generated revenues from sales of its products commencing the third quarter of 2001. Due in large part to the significant expenditures required to develop and market its product, the Company has generated losses each year since its inception.

      The Company has developed the Given System, a proprietary wireless imaging system that represents a new approach to visual examination of the gastrointestinal tract. The system uses a miniaturized video camera contained in a capsule that is ingested by the patient and delivers high quality color images in a painless and noninvasive manner.

      The Given System consists of three principal components:

•	a single-use, disposable M2A color-imaging capsule that is ingested by the patient;

•	a portable data recorder and array of sensors that are worn by the patient; and

•	a computer workstation with a proprietary RAPID software for downloading, processing and analyzing recorded data.

      The Company has designed the Given System to be administered on an outpatient basis. After the patient swallows the M2A capsule, the capsule moves naturally through the digestive system without causing discomfort. During a typical seven-hour test the M2A capsule transmits 50,000 images to the portable data recorder while the patient continues normal daily activities. After the patient returns the data recorder to the physician at his or her convenience, the Company's proprietary RAPID software processes the images into a high quality video stream that a physician can review in about one hour.

      On August 1, 2001, the U.S. Food and Drug Administration (the “FDA”) cleared the marketing in the United States of the Company's swallowable video capsule.

      The novel medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company's future success is dependent upon several factors including the technological quality, regulatory approvals and sufficient reimbursement for its products.

B. Basis of presentation

      The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries in the USA, Germany, France, the Netherlands and Australia and its 51% owned subsidiary in Japan. The accounts of its subsidiaries are consolidated from the date of their inception. All significant intercompany balances and transactions have been eliminated in consolidation.

      All the subsidiaries were established for the purpose of marketing and selling the Given System.

C. Functional and reporting currency

      The accounting records of the Company are maintained in New Israeli Shekels (“NIS”) and U.S. dollars. The Company's functional and reporting currency is the U.S. dollar.

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands except per share data)

      Transactions denominated in foreign currencies other than the U.S. dollar are translated into the reporting currency using current exchange rates. Gains and losses from the translation of foreign currency balances are recorded in the statement of operations.

      The Company currently has no plans to pay dividends and has not determined the currency in which any dividends would be paid.

D. Cash and cash equivalents

      All highly-liquid investments with original maturity of three months or less from the date of deposit are considered to be cash equivalents.

E. Provision for doubtful debts

      The provision for doubtful debts is calculated on the basis of specific identification of balances, the collection of which, in management's opinion, is doubtful. In determining the adequacy of the provision, management bases its opinion, inter alia, on the estimated risk, in reliance on available information with respect to the debtor's financial position and an evaluation of the collateral received.

F. Inventories

      Inventories are stated at lower of cost or market. Cost is determined using the average cost method for raw materials and finished goods, and on the basis of actual manufacturing costs for work in progress and sub-contractors.

G. Prepaid expenses

      Prepaid expenses are amortized using the straight-line method over the period during which such costs are recovered.

H. Assets held for severance benefits

      Assets held for employee severance benefits represent contributions to severance pay funds and cash surrender life insurance policies that are recorded at their current redemption value.

I. Fixed assets

      Fixed assets are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Office furniture, leasehold improvements, laboratory equipment and other equipment	6-15
Computers, software and related equipment	20-33
Machinery and equipment	15
Motor vehicles	15

      Motor vehicles purchased under capital lease arrangements are recorded at the present value of the minimum lease payments. Such assets and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands except per share data)

J. Other assets

1.	The Company develops proprietary software for its computer workstations that permits downloading and viewing recorded data from the portable data recorder. The costs of developing this software are capitalized in accordance with Statement of Financial Accounting Standards No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“Statement 86”). As such, capitalization of software development costs begins upon the establishment of technological feasibility as defined in Statement 86 and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized on a straight-line basis over the expected life of the related product which is generally three years.
2.	Legal expenses related to patent and trademark registration have been capitalized and depreciated over the remaining life of the asset, which is generally eight years.
3.	Technology and content costs are generally expensed as incurred, except for certain costs relating to the development of the Company's web site that are capitalized and depreciated over their estimated useful lives which are generally three years.

K. Stock compensation plans

Employees

      The Company has adopted Financial Accounting Standards Board's Statement No. 123, “Accounting for Stock-Based Compensation” (“Statement 123”) which permits entities to recognize as an expense over the vesting period, the fair value on the date of grant of all stock-based awards. Alternatively, Statement 123 allows entities to continue to apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees and related interpretations” (“APB Opinion No. 25”) and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value based method defined in Statement 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of Statement 123, as amended by SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of Statement No. 123” (“Statement 148”).

      The Company applies the intrinsic value-based method prescribed in APB Opinion No. 25 for its stock compensation to employees and directors. As such, the Company computes and records compensation expense for grants whose terms are fixed with respect to the number of shares and option price only if the market price on the date of grant exceeds the exercise price of the stock option. The compensation cost for the fixed plans is recorded over the period the employee performs the service to which the stock compensation relates.

Non-Employees

      The Company applies the fair value-based method of accounting set forth in Statement 123 to account for stock based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are granted to the non-employees since the options are fully vested.

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands except per share data)

      The following table shows the effect on net loss and loss per Ordinary Share if the Company had applied the fair value recognition provisions of Statement 123:

	Year Ended December 31,
	2001	2002	2003
Net loss as reported	$(18,657)	$(18,310)	$(9,609)
Deduct: Compensation expenses according to APB 25 included in the reported net loss	728	227	105
Add: Application of compensation expenses according to Statement 123	(1,198)	(4,324)	(7,012)

Pro forma net loss	$(19,127)	$(22,407)	$(16,516)

Basic and diluted loss per Ordinary Share:
As reported	$(1.60)	$(0.73)	$(0.38)

Pro forma	$(1.63)	$(0.89)	$(0.65)

L. Loss per Ordinary Share

      Basic and diluted loss per Ordinary Share is presented in conformity with Statement of Financial Accounting Standard No. 128, “Earnings Per Share”, for all years presented. Basic loss per Ordinary Share is calculated by dividing the net loss attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding. All the outstanding options have an anti-dilutive influence since the Company incurred losses since inception.

M. Use of estimates

      Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

N. Impairment of long-lived assets and certain intangibles

      The Company accounts for long-lived assets and certain intangible assets in accordance with the provisions of Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment of or Disposal of Long-Lived Assets” (“Statement 144”).

      This Statement requires that long-lived assets and certain identifiable intangibles assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

      The adoption of Statement 144 had no impact on the Company's financial position or results of operations.

O. Revenue recognition

      The Company derives principally all of its revenues from sales of its gastrointestinal diagnostic system (Given System). The Given System consists principally of the disposable M2A color-imaging

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands except per share data)

capsule, a portable data recorder with an array of sensors and a computer workstation equipped with the Company's proprietary RAPID software.

      Revenues from sales of products are recognized in accordance with Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB No. 101”), that was amended in Staff Accounting Bulletin No. 104, upon delivery provided that the collection of the resulting receivable is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable.

      For sale contracts which include a Post Contract Customer Support (“PCS”) component, revenues from PCS are deferred and recognized ratably over the term of the support period, which is generally one year, according to EITF 00-21 “Revenue Arrangements with Multiple Deliverables”.

      The Company accrues estimated warranty costs at time of shipment based on contractual rights and historical experience. The Company's policy is not to grant return rights.

P. Government-Sponsored Research and Development

      The Company records grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”) as a deduction of research and development expenses. Royalties payable to OCS are classified as cost of revenue.

Q. Income taxes

      The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (“Statement 109”).

      Under Statement 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on enacted statutory tax rates applicable to the periods in which such deferred taxes will be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

R. Research and development costs

      Research and development costs are expensed as incurred.

S. Concentration of credit risk

      Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. Cash and cash equivalents are deposited with major financial institutions in Europe, the United States, Japan and Israel.

      The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company's customer base and the Company's policy of requiring collateral or security on sales to distributors.

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands except per share data)

T. Recent accounting pronouncements

      The Company examined the recently issued accounting standards SFAS No. 149, SFAS No. 150, and FIN 46 and believes that the adoption of these standards will not have a significant impact on the Company's financial position or results of operations.

Note 2—Cash and Cash Equivalents

	December 31
	2002	2003
Denominated in U.S. dollars	$29,807	$17,364
Denominated in New Israeli Shekels	575	2,413
Denominated in Euro	772	1,321
Denominated in Australian dollars	147	485
Denominated in Japanese Yen	4,491	3,784

	$35,792	$25,367

      Cash equivalents in Israeli currency include bank deposits bearing annual interest rates of 5% unlinked to the Israeli CPI. Cash equivalents in U.S. dollars include bank deposits bearing annual interest rates of 1%. Cash equivalents in Euros include bank deposits bearing annual interest rates of 1.5%. The original maturities of these cash equivalents did not exceed three months.

Note 3—Accounts Receivable—Other

	December 31
	2002	2003
Government institutions	$1,192	$443
Related party	206	—
Other	87	24

	$1,485	$467

Note 4—Inventories

	December 31
	2002	2003
Raw materials and components	$3,838	$4,248
Work in progress	2,342	1,011
Finished goods	4,479	3,226

	$10,659	$8,485

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands except per share data)

Note 5—Fixed Assets, at Cost, Less Accumulated Depreciation

	December 31
	2002	2003
Computers and software	$3,352	$3,648
Instruments and laboratory equipment	450	543
Leasehold improvements	1,069	1,120
Motor vehicles	267	144
Machinery and equipment	6,767	8,351
Communication equipment	296	328
Office furniture and equipment	756	813

Fixed assets	12,957	14,947
Accumulated depreciation	(2,990)	(5,352)

Fixed assets less accumulated depreciation	$9,967	$9,595

      Depreciation expense for the years ended December 31, 2001, 2002 and 2003 are $859, $1,757 and $2,475, respectively.

Note 6—Other Assets, at Cost, Less Accumulated Amortization

	December 31
	2002	2003
Software development costs	$647	$647
Patents and trademarks	1,242	1,714
Web site application and infrastructure	596	823

Other assets	2,485	3,184
Accumulated amortization	(649)	(1,204)

Other assets, net	$1,836	$1,980

      Amortization expense for the years ended December 31, 2001, 2002 and 2003 are $203, $419 and $555, respectively.

Note 7—Commitments and Contingencies

A. Office of the Chief Scientist Grants

      The Company's research and development efforts have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”). In return for the OCS's participation, the Company is committed to pay royalties to the Israeli Government at a rate of 3% of the sales of its product, up to 100% of the amount of the grants received. The grants are deducted from research and development expenses. Grants received in advance of the corresponding expenditures incurred are recorded as a liability. The Company is entitled to the grants only upon incurring research and development expenditures. The Company is not obligated to repay any amount received from OCS if the research effort is unsuccessful or if no products are sold. There are no future performance obligations related to the grants received from the OCS. However, under certain limited circumstances, the OCS may withdraw its approval of a research program or amend the terms of its approval. Upon withdrawal of approval, the grant recipient may be required to refund the grant, in whole or in part, with or without interest, as the OCS determines. The Company received from the OCS office a total cumulative amount of $2,500 of which it already repaid $1,197. The total outstanding obligation for royalties, based on

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands except per share data)

royalty-bearing government participation totaled approximately $1,303 as of December 31, 2003. Royalties payable to the OCS are classified in cost of revenues.

B. Leases

Capital leases for motor vehicles

      The capital leases are to be repaid in five years and bear interest of LIBOR+ 1.35%. The vehicles are pledged as collateral.

Operating leases

      The Company and its subsidiaries lease office space and manufacturing space for periods of up to ten years (including options to extend the lease terms). The Company and its subsidiaries furnished the lessors with bank guarantees—a total amount of $531.

      The Company and its subsidiaries signed several motor vehicles lease agreements. The companies deposited a total amount of $177 to guarantee their performance under the terms of the lease agreements.

      Future minimum capital lease payments and future minimum operating lease payments:

	December 31, 2003
	Capital Leases	Operating Leases
2004	$27	$1,731
2005	4	1,449
2006	—	655
2007	—	142
2008 and thereafter	—	123

	$31	$4,100

      Office and manufacturing rental expense under the lease agreements for the years ended December 31, 2001, 2002 and 2003 are $516, $950 and $1,140, respectively.

C. Agreements with Pemstar Inc.

      During 2002, the Company entered into a one year non-exclusive technical services agreement with Pemstar Inc., a U.S. electronics manufacturing service and equipment company (Pemstar), pursuant to which Pemstar will provide the Company with technical services relating to the manufacture of the M2A capsule and purchasing the components necessary for producing the M2A capsule, either through the Company or directly from the suppliers.

      Pemstar built for the Company two semi-automated production lines. One is fully operated in the Company's facilities in Yoqneam and one serves as a backup production line being stored outside of Israel and ready for operation on sixty days notice.

      In consideration of providing these services to the Company, the Company pays Pemstar a monthly fixed amount for each functional M2A capsule that is delivered to the Company. This amount will decrease as the volume of M2A capsules produced increase.

D. Legal claims

1.	On November 25, 2002, the Company filed a lawsuit and motion for preliminary injunction against a former employee, a company which he founded and a wholly-owned subsidiary thereof for which he is now working (together, the “Defendants”) relating to certain patent applications filed by the former employee seeking a declaratory judgment that the above patent application are the sole property of the Company. The Defendants filed a defense and counterclaim against the Company and its CEO for abuse of legal proceedings and acting in bad-faith, damaging the Defendant's reputation and unfairly interfering with the Defendant's business.

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands except per share data)

On January 25, 2003, directors of the Company received correspondence from certain investors in the Defendants claiming that the directors are liable for the Company's conduct with respect to the lawsuit against the Defendants, and demanding that the Company withdraw its lawsuit.
The Company believes that its complaint against the Defendants has merit and that it should prevail, and accordingly, both the counterclaim and the correspondence received by the members of the Company's Board of Directors are both without merit and the Company intends to vigorously defend against them.
2.	On November 14, 2002, the Company received correspondence from a U.S. Corporation proposing to grant the Company a license under reasonable terms for a U.S. patent for the technology utilized by the Company in its disposable imaging capsule. The Company believes that such a license is not warranted, however, several further letters have been exchanged between the parties and the Company is in communication with the U.S. Corporation to amicably resolve this matter.
3.	On December 30, 2003, a Japanese corporation filed a request for ex parte reexamination (hereinafter—“Reexamination Request”) of some claims in one of the Company's U.S. patents (hereinafter—the “Patent”) in the United States Patent and Trademark Office (hereinafter—the “USPTO”). The USPTO will decide by late March or early April 2004, whether or not to conduct the reexamination pursuant to the request. The Company is not accused of infringing a third party's patent and its ability to sell its products is not contested.

Note 8—Accounts Payable—Other

	December 31,
	2002	2003
Government institutions	$559	$439
Liabilities to employees	2,933	2,078
Advances from customers	214	40
Warranty	95	68
Chief Scientist Royalties	490	—
Commissions	346	884
Accrued expenses	1,642	953

	$6,279	$4,462

Note 9—Liability in Respect of Employee Severance Benefits

      Under Israeli law and labor agreements the Company is required to pay severance benefits to its dismissed employees and employees leaving its employment under certain circumstances. The Company's liability for severance benefits is covered mainly by deposits with insurance companies in the name of the employee and/or by purchase of insurance policies. The liability is calculated on the basis of the latest salary of the employee multiplied by the number of years of employment as of the balance sheet date. The provision for employee severance benefits included in the balance sheet represents the total liability for such severance benefits, while the assets held for

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands except per share data)

severance benefits included in the balance sheet represents the Company's contributions to severance pay funds and to insurance policies. The Company may make withdrawals from the funds only upon complying with the Israeli severance pay law or labor agreements.

      The U.S. subsidiary has a defined contribution retirement plan for its employees. Employees are allowed to contribute a percentage of their salary in any one year, subject to a regulatory limit. The Company makes matching contributions of up to 3% of an employee's salary. Employees are immediately vested in the Company's contributions.

      Expenses recorded in respect of severance pay for the years ended December 31, 2001, 2002 and 2003 are $339, $418, and $489, respectively.

Note 10—Loss Per Ordinary Share

      The following table summarizes information related to the computation of basic and diluted loss per Ordinary Share for the years indicated.

	Year Ended December 31,
	2001	2002	2003
Net loss	$(18,657)	$(18,310)	$(9,609)
Interest accrued on Preferred Shares	(1,888)	—	—

Net loss attributable to Ordinary Shares	$(20,545)	$(18,310)	$(9,609)

Weighted average number of Ordinary Shares outstanding used in basic loss per Ordinary Share calculation	12,879,369	25,182,563	25,493,073
Add assumed exercise of outstanding dilutive potential Ordinary Shares	—	—	—

Weighted average number of Ordinary Shares outstanding used in diluted loss per Ordinary Share calculation	12,879,369	25,182,563	25,493,073

Basic loss per Ordinary Share	$(1.60)	$(0.73)	$(0.38)

Diluted loss per Ordinary Share	$(1.60)	$(0.73)	$(0.38)

      The Company had 3,881,396 options outstanding as of December 31, 2003 that could potentially dilute basic loss per ordinary share in future periods but which were not included in diluted loss per Ordinary Share because their effect on the periods presented was antidilutive.

Note 11—Share Capital

A. Ordinary shares

      All of the issued and outstanding Ordinary Shares of the Company are duly authorized, validly issued, fully paid and non-assessable. The Ordinary Shares of the Company are not redeemable and have no preemptive rights. The ownership or voting of Ordinary Shares by non-residents of Israel is not restricted in any way by the Company's memorandum of association, its articles of association or the laws of the State of Israel, except that citizens of countries which are, or have been, in a state of war with Israel may not be recognized as owners of Ordinary Shares.

B. Employees' and non employees' stock options

      In 1998, the Company adopted a stock option plan for employees and consultants involving up to 10% of the Company's share capital. Each option entitles the holder to purchase one Ordinary A Share (as of the IPO date—one Ordinary Share) of par value of NIS 0.05. The options vest over a period of four years and are exercisable for a period of ten years from the date of grant.

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands except per share data)

The options are held in trust on behalf of the Israeli employees, in accordance with Section 102 of the Income Tax Ordinance in Israel and related regulations.

      In 2000, the Company adopted the 2000 Stock Option Plan (“2000 Plan”), and in 2003, the Company adopted another Option Plan (“2003 Plan”). Under the 2000 Plan and the 2003 Plan, the Board of Directors (or a compensation committee appointed and upheld by the board) (the “Board”) has the authority to grant options to employees of the Company and its subsidiaries, directors or consultants.

      The purchase price of each share pursuant to the options granted under the 2003 Plan shall be the fair market value on the date the Board approves the grant of the option or as otherwise determined by the Board.

      As of December 31, 2003, 4,303,788 Ordinary Shares of the Company, of a par value of NIS 0.05 each, are reserved for the exercise of options granted under the Plans.

      According to the 2003 Plan, 25% of the options of an optionee, who received options under this option plan and who had already received options for the purchase of shares from the Company in the past, will vest and be exercisable as of the date of grant. Upon each of the first, second and third anniversaries of the date of grant and at any time thereafter, an additional 25% of the options shall vest.

      Unless otherwise prescribed by the Board, an option is not exercisable before the second anniversary of the date of grant. As of the second anniversary of the date of grant and at any time thereafter, the option vests with respect to 50% of the option shares, and after the third and fourth anniversaries of the date of grant with respect to 25% of the option shares, respectively. The Board has the exclusive authority to accelerate the periods for exercising an option. However, no option is exercisable after the passing of ten years from the date of grant.

      Options granted to Israeli optionees are designated as Section 102 options or Section 3(i) options within the meaning of the Israeli Income Tax Ordinance and related regulations. (See Note 13A(4)(b) regarding the Israel Tax Reform).

      Options granted to non-Israeli optionees may or may not contain such terms as will qualify such options as Incentive Stock Options (“ISOs”) within the meaning of Section 422(b) of the United States Internal Revenue Code of 1986, as amended (the “Code”). Options that do not contain terms that will qualify them as ISOs are referred to herein as Non-Qualified Stock Options. Each option agreement is required to state whether such option will or will not be treated as an ISO. No ISO is granted unless such option, when granted, qualifies as an “incentive stock option” under Section 422 of the Code.

      Compensation expense related to options issued has been calculated based on the difference between the market price of the underlying shares and the option's exercise price. Prior to the IPO date (October 4, 2001), the market price of the underlying shares was estimated on the basis of the price that was paid by various third parties, as well as increases in value attributable to the achievement of milestones in the Company's business plan. The share price paid by third parties has been adjusted upwards between the dates of the various private offerings. Following the IPO date (October 4, 2001), the market price represents the underlying listed price on the Nasdaq National Market.

      The Company applies APB Opinion No. 25 and recorded compensation expense of $361, $227 and $46 in the years ended December 31, 2001, 2002 and 2003, respectively, according to the intrinsic value of the above options.

      The Company applies Statement 123 in respect of options granted to consultants and recorded compensation expense of $367, $0 and $59 in the years ended December 31, 2001, 2002 and 2003, respectively, related to the above options according to the Black-Scholes model.

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands except per share data)

      The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock compensation programs benefiting employees and directors.

      The following table illustrates the effect on net loss and loss per Ordinary Share if the Company had applied the fair value recognition provisions of Statement 123:

	Year Ended December 31,
	2001	2002	2003
Net loss as reported	$(18,657)	$(18,310)	$(9,609)
Deduct: Compensation expenses according to APB 25 included in the reported net loss	728	227	105
Add: Application of compensation expenses according to Statement 123	(1,198)	(4,324)	(7,012)

Pro forma net loss	$(19,127)	$(22,407)	$(16,516)

Basic and diluted loss per Ordinary Share:
As reported	$(1.60)	$(0.73)	$(0.38)

Pro forma	$(1.63)	$(0.89)	$(0.65)

      The fair value of each option granted is estimated on the date of grant, using the Black-Scholes model using the following assumptions:

1.	Dividend yield of zero percent.
2.	Risk-free interest rate of 2.00%, 2.00% and 1.50% for December 31, 2001, 2002 and 2003, respectively, which represents the risk free interest rates to dollar-linked financial instruments as published by the Israeli Stock Exchange.
3.	Estimated expected lives of seven years as of the date of grant.
4.	Expected average volatility of 55%, 100% and 81%, for December 31, 2001, 2002 and 2003, respectively which represents a weighted average standard deviation rate for the price of the Company's Ordinary Shares in the Nasdaq National Market.
The following table summarizes information relating to stock options for Ordinary Shares outstanding as of the years indicated:
	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life (in years)	Number Exercisable at December 31, 2003
NIS 0.05	403,036	4.8	403,036
$1.00	33,000	5.1	33,000
$1.250	12,000	6.8	12,000
$1.268	139,350	5.9	133,350
$2.628	282,375	6.5	241,782
$3.505	563,732	6.8	434,999
$4.667	189,270	7.3	95,010
$8.030	40,000	9.2	—
$8.180	53,000	9.4	500
$8.700	32,000	8.7	—
$8.860	321,625	9.1	76,250
$9.260	21,000	9.0	21,000
$11.00	32,000	9.7	—
$11.70	84,900	7.6	54,600

(table continued on next page)

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands except per share data)

(table continued from previous page)
	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life (in years)	Number Exercisable at December 31, 2003
$12.00	475,000	8.2	187,500
$12.15	336,800	8.5	37,800
$12.35	4,500	9.7	3,750
$12.45	15,000	8.2	—
$12.60	2,500	9.8	2,500
$12.68	100,000	9.5	25,000
$12.95	10,000	8.1	—
$13.00	26,808	8.1	5,308
$13.09	8,000	9.6	—
$13.85	41,500	8.3	—
$14.30	2,000	7.9	1,000
$16.40	2,000	7.9	1,000
$17.76	650,000	9.9	68,750

	3,881,396		1,838,135

      The option allotments are as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value

Balance at January 1, 2001	1,968,543
Granted	721,140	9.16	9.57
Forfeited	(40,020)	2.77	3.46

Balance at December 31, 2001	2,649,663
Granted	679,000	12.06	11.60
Forfeited	(82,600)	9.02	9.42
Exercised	(268,600)	0.60	1.91

Balance at December 31, 2002	2,977,463
Granted	1,331,500	13.78	13.61
Forfeited	(151,892)	9.08	8.92
Exercised	(275,675)	2.63	3.34

Balance at December 31, 2003	3,881,396

      The following summarizes the departmental allocation of the stock-based compensation charge:

	Year Ended December 31,
	2001	2002	2003
Research and development costs	$463	$73	$(18)
Selling and marketing expenses	165	77	94
General and administrative expenses	100	77	29

	$728	$227	$105

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands except per share data)

Note 12—Revenues

A. Revenues by activities

	Year Ended December 31,
	2001	2002	2003

Workstations and recorders	$3,325	$17,230	$15,879
M2A capsule	1,362	10,889	22,865
Patency capsules and scanners	—	—	15
Service	46	785	1,780

	$4,733	$28,904	$40,539

B. Revenues by geographic areas

	Year Ended December 31,
	2001	2002	2003

United States	$2,252	$15,648	$26,162
Europe	1,972	8,334	11,838
Rest of the world	509	4,922	2,539

	$4,733	$28,904	$40,539

Note 13—Taxes on Income

A. Company

(1)	Israeli income tax is computed on the basis of the Company's results in nominal NIS determined for statutory purposes. The Company is assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits.
Pursuant to the Israeli tax law, the Company was awarded “Approved Enterprise” status under the government alternative benefits track. The program is for investments in the development of infrastructure and for investments in locally produced and imported equipment. The main benefits to which the Company will be entitled, if it implements all the terms of an approved program, are the exemption from tax on income deriving from an approved enterprise, and reduced tax rates on dividends originating from this income. The income derived from an approved enterprise will be exempt from tax for a ten year period, commencing on the date that taxable income is first generated by the approved enterprise (limited to the earlier of a maximum period of 12 years from the year of commencement of operations or 14 years from the year the approval letter was received). As of December 31, 2003, the benefit term had not commenced.
On December 30, 2002, the Company received an approval from the Investment Center for the expansion of its production capacity during the next two years under the alternative benefits track. The investments are expected to amount to $4.9 million and will be invested in its facilities in Yoqneam. The plan is subject to certain terms set forth in the approval letter.
Dividend distributions originating from the income of the Approved Enterprise will be subject to tax at the rate of 15%, provided that the dividend is distributed during the period stipulated under Israeli law.

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands except per share data)

In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the income originating from the approved enterprise, and on which the Company received a tax exemption, income from which the dividend is distributed will be subject to corporate taxes at rates varying from 10%-25% depending on the percentage of foreign investment holding in the Company as defined by the Law.
If the Company derives income from sources other than the approved enterprise during the relevant period of benefits, such income will be taxable at regular corporate tax rates (36%).
(2)	The Company has net operating loss carryforwards in Israel of approximately $29.5 million as of December 31, 2003. These net operating loss carryforwards are linked to the Israeli Consumer Price Index and are available to offset future taxable income, if any, indefinitely.
(3)	The Company is exempt from tax for a ten-year period. Therefore, the Company has not recorded deferred tax assets and liabilities.
(4)	Israel Tax Reform
During the year 2002, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis from a territorial basis to a worldwide basis. The main provisions of the tax reform that may affect the Company are as follows:
(a) Transfer pricing of international transactions with related parties
The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. Detailed provisions are to be included in Income Tax Regulations that have yet to be issued. Although the Company considers that its transfer pricing policy adopted with foreign affiliates is economically fair, an adjustment may be required following the issuance of the Regulations.
(b) Employee stock incentive plans
The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25%. Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The Company decided to waive the tax expense and the employees will pay a reduced tax rate of 25%.
(c) The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

B. Subsidiaries

      Because of operating losses, the Company's subsidiaries, incurred no income tax expense for the period from inception through December 31, 2003. At December 31, 2003, the subsidiaries had local, federal and state net operating loss carryforwards of approximately $23,886.

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands except per share data)

C. Deferred Taxes

      The tax effects of significant items comprising the Company's deferred taxes as of December 31, 2003:

Net operating tax assets regarding carryforward losses of subsidiaries	$8,730
Start up costs and other timing differences	526
Less valuation allowance	(9,256)

Net deferred tax assets	$—

Note 14—Related Parties Transactions and Balances

A.   The Company carried out transactions with companies considered to be “related parties.” All of these transactions are carried out under normal business conditions.

B. Agreement with Rafael

      On January 29, 1998, the Company entered into a technology purchase and license agreement (the “Technology Purchase Agreement”) with Rafael Armament Development Authority (“Rafael”) which is a division of the Israeli Ministry of Defense. Rafael is a related party because it beneficially owns 47.8% of the outstanding shares of RDC Rafael Development Corporation, and they both held approximately 16.5% of the Company's shares. Pursuant to the Technology Purchase Agreement, the Company purchased from Rafael for $30 all of Rafael's rights to the technology associated with and the patent issued in connection with the prototype M2A capsule and system. Rafael and the Company each granted each other certain rights in connection with the know-how and technology associated with the M2A capsule and system, in the case of Rafael, solely for use in the military and security fields and, in the case of the Company, solely for commercial exploitation of the M2A capsule. In consideration for payment of royalties in an amount to be agreed upon, the Company and Rafael have agreed to grant to the other the exclusive right to use any improvements to the M2A capsule and system technology developed by the other party in these fields. None of the parties has exercised these certain rights to date.

Note 15—Fair Value of Financial Instruments

      The Company's financial instruments include cash and cash equivalents, accounts receivable, deposits, assets held for severance benefits and accounts payable. The carrying amounts of these financial instruments approximate fair value.

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. $ in thousands)

	March 31, 2004	December 31, 2003
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$25,340	$25,367
Accounts receivable:
Trade	6,920	6,945
Other	707	467
Inventories	8,389	8,485
Prepaid expenses	1,441	1,361
Advances to suppliers	362	—

Total current assets	43,159	42,625

Deposits	362	361
Assets held for severance benefits	1,046	1,008
Fixed assets, at cost, less accumulated depreciation	9,458	9,595
Other assets, at cost, less accumulated amortization	1,935	1,980

Total assets	$55,960	$55,569

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current installments of obligation under capital lease	$15	$27
Accounts payable
Trade	3,749	2,216
Other	3,398	4,462
Deferred revenue	874	950

Total current liabilities	8,036	7,655

Long-term liabilities
Obligation under capital lease, net	57	4
Liability for employee severance benefits	1,233	1,188

Total long-term liabilities	1,290	1,192

Total liabilities	9,326	8,847

Minority interest	1,737	1,924

Shareholders' equity
Share capital:
Ordinary Shares, NIS 0.05 par value each (60,000,000 shares authorized; 25,750,538 and 25,649,188 shares issued and fully paid at March 31, 2004 and December 31, 2003, respectively)	302	301
Additional paid-in capital	101,668	100,996
Capital reserve	2,166	2,166
Unearned compensation	(19)	(30)
Accumulated deficit	(59,220)	(58,635)

Total shareholders' equity	44,897	44,798

Total liabilities and shareholders' equity	$55,960	$55,569

The accompanying notes are an integral part of these consolidated financial statements.

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. $ in thousands, except per share data)

	Three months ended March 31,
	2004	2003
	(Unaudited)	(Unaudited)
Revenues	$12,751	$8,629
Cost of revenues	3,736	2,827

Gross profit	9,015	5,802
Operating expenses
Research and development, net	(1,621)	(1,834)
Sales and marketing expenses	(7,019)	(6,521)
General and administrative expenses	(1,208)	(1,366)

Total operating expenses	(9,848)	(9,721)

Operating loss	(833)	(3,919)
Financing income, net	61	228

Loss before taxes on income	(772)	(3,691)
Taxes on income	—	—

Loss before minority share	(772)	(3,691)
Minority share in losses of subsidiary	187	68

Net loss	$(585)	$(3,623)

Basic and diluted loss per Ordinary share	$(0.02)	$(0.14)

Weighted average number of Ordinary Shares outstanding used in basic and diluted loss per Ordinary Share calculation	25,694,571	25,375,513

The accompanying notes are an integral part of these consolidated financial statements.

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S.$ in thousands, except share data)

	Ordinary Shares
	Shares	Amount	Additional Paid-In Capital	Capital Reserve	Unearned Compensation	Accumulated Deficit	Total
Three months ended March 31, 2004 (Unaudited)
Balance as of December 31, 2003	25,649,188	$301	$100,996	$2,166	$(30)	$(58,635)	$44,798
Changes during the period:
Exercise of stock options	101,350	1	611	—	—	—	612
Forfeiture of stock options	—	—	(1)	—	1	—	—
Allocation of non-employees' stock option	—	—	62	—	—	—	62
Amortization of unearned compensation	—	—	—	—	10	—	10
Net loss	—	—	—	—	—	(585)	(585)

Balance as of March 31, 2004 (Unaudited)	25,750,538	$302	$101,668	$2,166	$(19)	$(59,220)	$44,897

Three months ended March 31, 2003 (Unaudited)
Balance as of December 31, 2002	25,373,513	$298	$100,262	$2,166	$(123)	$(49,026)	$53,577
Changes during the period:
Exercise of stock options	6,000	1	7	—	—	—	8
Forfeiture of stock options	—	—	(73)	—	73	—	—
Net loss	—	—	—	—	—	(3,623)	(3,623)

Balance as of March 31, 2003 (Unaudited)	25,379,513	$299	$100,196	$2,166	$(50)	$(52,649)	$49,962

The accompanying notes are an integral part of these consolidated financial statements.

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S.$ in thousands)

	Three months ended March 31,
	2004	2003
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(585)	$(3,623)
Adjustments required to reconcile net loss to net cash used in operating activities:
Minority share in losses of subsidiary	(187)	(68)
Depreciation and amortization	774	699
Employees' stock options compensation	10	—
Non employees' stock option compensation	62	—
Other	10	(2)
Decrease (increase) in accounts receivable—trade	25	1,161
Decrease (increase) in accounts receivable	(240)	354
Increase in prepaid expenses	(80)	(23)
Increase in advances to suppliers	(362)	(156)
Decrease (increase) in inventories	(93)	(1,971)
Increase (decrease) in accounts payable	541	(1,889)
Increase (decrease) in deferred revenue	(76)	48
Decrease in payable to related parties	—	(35)

Net cash used in operating activities	(201)	(5,505)

Cash flows from investing activities:
Purchase of fixed assets and other assets	(357)	(950)
Proceeds from sales of fixed assets	12	—
Deposits	(3)	—

Net cash used in investing activities	(348)	(950)

Cash flows from financing activities:
Principal payments on capital lease obligation	(18)	(12)
Proceeds from the issuance of Ordinary Shares	612	8

Net cash provided by (used in) financing activities	594	(4)

Effect of exchange rate changes on cash	(72)	5

Decrease in cash and cash equivalents	(27)	(6,454)
Cash and cash equivalents at beginning of period	25,367	35,792

Cash and cash equivalents at end of period	$25,340	$29,338

(a) Supplementary cash flow information

	Three months ended March 31,
	2004	2003
	(Unaudited)	(Unaudited)
Interest paid	$—	$1
Income taxes paid	$16	$17

The accompanying notes are an integral part of these consolidated financial statements.

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S.$ in thousands)

Note 1—Organization and Basis of Presentation

A. Description of Business

      Given Imaging Ltd. (the “Company”) was incorporated in Israel in January 1998. The Company has generated revenue from sales of its products commencing the third quarter of 2001. Due in large part to the significant expenditures required to develop and market its product, the Company has generated losses each year since its inception.

      The novel medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company's future success is dependent upon several factors including the technological quality, regulatory approvals and sufficient reimbursement of its products.

B. Basis of Presentation

      The accompanying unaudited consolidated financial statements have been prepared on the same basis as the Company's audited financial statements and contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2003. Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

Note 2—Inventories

	March 31, 2004	December 31, 2003
	(Unaudited)	(Audited)
Raw materials and components	$3,446	$4,248
Work in progress	1,835	1,011
Finished goods	3,108	3,226

	$8,389	$8,485

Note 3—Stock Compensation Plans

      The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock compensation programs benefiting employees and directors and recorded compensation expenses of $10 and $0 in the three month period ended March 31, 2004 and 2003, respectively, according to the intrinsic value of the above options.

      The Company applies SFAS No. 123 in respect of options granted to consultants and recorded compensation expense of $62 and $0 in the three month periods ended March 31, 2004 and 2003, respectively, related to the above options according to the Black & Scholes model.

      If compensation cost had been determined under the alternative fair value accounting method provided under SFAS No. 123, the Company's and subsidiaries stock-based employee compensation

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(U.S.$ in thousands)

cost, consolidated net loss and basic and diluted net loss per share would have changed to the following consolidated pro forma amounts:

	Three months ended March 31,
	2004	2003
	(Unaudited)	(Unaudited)
Net loss, as reported	$(585)	$(3,623)
Deduct: Compensation expense according to APB 25 included in reported net loss	72	—
Add: Application of compensation expenses according to SFAS No. 123	(2,137)	(1,476)

Pro forma net loss	$(2,650)	$(5,099)

Basic and diluted net loss per share:
As reported	$(0.02)	$(0.14)

Pro forma	$(0.10)	$(0.20)

Note 4—Contingencies

      On November 25, 2002, the Company filed a lawsuit in the District Court in Haifa, Israel against a former employee and two companies which the former employee founded. The Company's claim was filed to protect the Company's intellectual property rights following the defendants' improper use for non-digestive tract applications of patent applications covering technology developed at Given Imaging. The defendants filed a counterclaim on January 13, 2003, alleging that the Company abused legal proceedings, filed a frivolous lawsuit, acted in bad faith, and damaged the defendants' reputation and business. On January 25, 2003, the Company's directors received correspondence from investors in the defendant companies demanding that the Company withdraw the lawsuit and compensate the investors. The Company believes that the defendants' counterclaim and the investors' correspondence is without merit and intends to vigorously defend against such claim. The Company also believes that the Company's complaint has merit and that the Company will prevail. On March 30, 2004, the parties submitted a joint motion to the court, requesting it to stay the publication of the court's final decision in order to allow the parties to negotiate a settlement. The Company does not believe that the Company's claim or the counter-claim is material to the Company's business, financial condition or results of operations.

      On November 14, 2002, the Company received correspondence from a U.S. corporation offering to grant the Company a license under reasonable terms for a U.S. patent covering technology allegedly utilized in the M2A capsule. The Company believes that it is not utilizing any invention claimed under any valid independent claims in the patent and has responded accordingly. The Company is currently communicating with the U.S. corporation to resolve this matter.

      In March 2004, the U.S. Patent and Trademark Office notified the Company that it would conduct a reexamination of some of the claims in one of the Company's U.S. patents in the U.S. Patent and Trademark Office pursuant to a request submitted by Olympus Corporation. The Company expects that the reexamination process will be protracted. The Company does not believe that the outcome of this reexamination proceeding will affect its ability to market the Given System.

Note 5—Subsequent Events

      On May 11, 2004, the Company entered into an exclusive sales representation and co-promotion agreement with Ethicon Endo-Surgery, a Johnson & Johnson company. InScope, a

GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(U.S.$ in thousands)

business division of Ethicon Endo-Surgery, has exclusive rights to market the Company's M2A Esophageal Capsule following clearance from the FDA. Under the terms of the agreement, the Company will receive a milestone payment of up to $10,000 upon FDA clearance of the M2A Esophageal Capsule and may receive additional payments of up to $40,000 by February 2007, contingent on performance criteria applicable to both parties. The Company will pay InScope a commission for all sales of workstations, portable data recorders and M2A Esophageal Capsules. Subject to achieving specified minimum sales targets and meeting certain conditions, the exclusive term of the agreement will continue for up to 11 years followed by a four-year co-exclusive transition period with the Company.

      The alliance initially is worldwide, excluding Japan. Territories other than the United States may subsequently be excluded if InScope so elects by the end of 2004, or if the parties have not agreed of commercial terms relating to such territories by the of March 2005.

2,505,000 Shares

Given Imaging Ltd.

Ordinary Shares

PROSPECTUS

Merrill Lynch & Co.

Citigroup

CIBC World Markets

Wells Fargo Securities, LLC

June 17, 2004